Notice of 2014 Annual and Special Meeting of Shareholders MAY 1, 2014 Management Proxy Circular March 20, 2014 22

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

What’s inside

1

Letter to shareholders

4

Notice of 2014 Annual Meeting

7

Management Proxy Circular 2014

9

About the Annual Meeting

33

Governance

34

Compensation Discussion and Analysis

42

Directors

                42

                Compensation Discussion and Analysis

                44

                2013 Compensation Details

 46

Executives

               46

                Compensation discussion and analysis

                68

2013 Compensation Details

74

LOANS TO DIRECTORS AND OFFICERS

74

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Schedule A – By-Laws of Eldorado Gold Corporation

Schedule B – Articles of Amendment

Schedule C - Incentive Stock Option Plan for Officers and Directors – Amended and Restated as of May 1, 2014

Schedule D – Incentive Stock Option Plan for Employees, Consultants and Advisors – Amended and Restated as of May 1, 2014

Schedule E – Performance Share Unit Plan dated as of May 1, 2014

Schedule F – Board of Directors Terms of Reference

Dear Shareholder:

On behalf of our board of directors, management and employees, I am pleased to invite you to our 2014 annual and special meeting of shareholders on May 1, 2014 at 3:00 p.m. Vancouver time. The meeting will be held in the Grand Ballroom, The Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia V6C 1C6.

The meeting is your opportunity to vote on various items of business, meet our board of directors and our management team, and hear first-hand about Eldorado’s operations, our performance in 2013, and our plans for 2014 and the future. Please take some time to read the Chief Executive Officer’s Letter to the Shareholders accompanying the management proxy circular because it includes important information about the company and its activities, our board of directors, our governance practices, and our policies, business and compensation practices.

We are focused on discovering, development and delivering value from our assets for the benefit of all our stakeholders. We are dedicated to responsible operations, the highest safety and environmental standards and working with our partners to enhance the communities where we operate. We value honesty and accountability, and act with respect for our people and our neighbors. Through financial prudence and operational discipline, we are committed to creating shared value – for shareholders, communities and governments – while operating with integrity.

Your vote is important – you can vote online or by phone, fax or mail by April 29, 2014, or in person at the meeting on May 1, 2014.

Thank you for your continued support.

Yours sincerely,

”Robert Gilmore”

Robert Gilmore

Chairman of the Board

March 20, 2014

2014 Management proxy circular	1

Dear Shareholder

Successfully operating in a challenging market

Reflecting on 2013 and the impact of the weakening gold price, I am pleased to report that Eldorado is well-positioned to navigate the current gold price volatility.

We were the first among our peers to amend our operating plan in light of the new gold price environment. In July 2013, we modified our operations to maintain balance sheet strength by reducing our capital and exploration expenditure by some 30% each. We also reduced our General and Administration (G&A) spend by almost 15%, resulting in a positive net impact of over US$260 million in cash flow. We further protected our balance sheet by prioritizing our growth projects. Our pushed-out project schedule had the added benefit of decreasing our development risk.

Despite the lower gold price environment, we maintained our commitment to paying a semi-annual dividend. We paid dividends totalling $0.12 per share, reflecting a year of record production but at a lower realized gold price.

Record production at low costs

By focusing on quality assets and operating in a consistent, lean manner we’ve kept our costs low and our margins solid. Our 2013 cash operating cost of US$494 per ounce was virtually flat year-on year (2012: US$483/oz) and well below guidance of US$515-$530/oz. Our mines continued to operate to plan as evidenced by a 10% increase in production to a record 721,000 ounces of gold in 2013.

We also posted an increase in resources and reserves. Our successful exploration programs increased our proven and probable reserves to approximately 28 million ounces of gold and our measured and indicated resources to 36 million ounces of gold.

Balance sheet strength

We ended 2013 with significant cash, liquidity and the financial flexibility to take our prioritized development projects forward. With approximately US$1 billion liquidity, we will continue to develop our Skouries mine and rehabilitate the Olympias valley in Greece. Both mines will position Eldorado as an even lower-cost producer and will help us move towards our goal of becoming a 1.5 million ounce gold mining company.

A commitment to safe operations

Ensuring our people return home safely is of fundamental importance to us. I’m saddened to report three fatalities at our operations in 2013. This is unacceptable and we have taken immediate action to provide additional safety training for our employees and to establish new procedures. We will continue to strengthen our safety culture in 2014.

Our dedication to the highest environmental standards saw us achieving another year with no significant environmental incident.

2

Operating on solid foundations and with integrity

With a strong production base, robust resources and reserves, a solid balance sheet and an enviable project pipeline, Eldorado is a company with solid fundamentals. We are dedicated to responsible operations, the highest safety and environmental standards and working with our partners to enhance the communities where we operate. We are focused on long-term sustainable growth with high margins, increasing free cash flow and earnings per share.

Living within our means, being prudent, and not over-gearing ourselves, is the approach we have always taken. It is serving us particularly well in the current environment and allows us to continue to operate from a position of strength in 2014. Through financial prudence, integrity and operational discipline, we are creating shared value for all our stakeholders.

I would like to take this opportunity to thank our people for their skills, expertise and collaboration. We truly are a global company with a local operating philosophy; a company where our values of being honest, responsible and accountable guide how we do business every day.

I look forward to sharing further Eldorado success with you in 2014.

Yours sincerely

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

3

Notice of 2014 annual and special meeting of shareholders

When

Thursday, May 1, 2014 at 3:00 p.m. Vancouver time

Where

The Vancouver Club

Grand Ballroom

915 West Hastings Street

Vancouver, British Columbia V6C 1C6

We’ll cover ten items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2013 and the auditor’s report
2.	Elect eight directors to the board to hold office until the end of our 2015 annual meeting (see “Electing directors” and “About the nominated directors” on pages 9 and 15 of the circular)
3.	Re-appoint KPMG as the independent auditor for 2014 (see “Appointing the independent auditor” and “About the auditor” on pages 9 and 22 of the circular)
4.	Authorize the directors to set the auditor’s pay (see “Setting the auditor’s pay” and “About the auditor” on pages 9 and 22 of the circular)
5.	Approve an ordinary resolution confirming the repeal of the former By-Law No. 1 and the adoption of new By-Law No. 1, which among other matters contains additional provisions relating to advance notice for nomination of director candidates, the use of notice-and access procedures and the use of a direct registration system (see “Confirmation of the repeal of Former By-Law No. 1 and the adoption of New By-Law No. 1” on page 22 of the circular)
6.	Approve a special resolution adopting amendments to the restated articles of incorporation to eliminate the class of convertible non-voting shares, the text of which is as follows:

“The articles of Eldorado Gold Corporation (the Company) be and are hereby amended by the deletion of “and an unlimited number of convertible non-voting shares,” from paragraph 3 of the Restated Articles of Incorporation of the Company, along with the deletion of the corresponding references to the convertible non-voting shares in Schedule A to the Restated Articles of Incorporation, and the form of the articles of amendment attached as Schedule B to the Company’s management proxy circular dated March 20, 2014 be and is hereby approved.”

(see “Amendment to the articles” on page 26 of the circular)

7.	Approve an ordinary resolution approving certain amendments to the amended and restated incentive stock option plan for officers and directors (see “About the proposed amendments to our incentive stock option plans” on page 27 of the circular)
8.	Approve an ordinary resolution approving certain amendments to the amended and restated incentive stock option plan for employees, consultants and advisers (see “About the proposed amendments to our incentive stock option plans” on page 27 of the circular)
9.	Approve an ordinary resolution adopting a new performance share unit plan (see “Proposed Performance Share Unit Plan” on page 30 of the circular)
10.	Other business
4

Your vote is important

You’re entitled to receive this notice and vote at our 2014 annual and special meeting if you owned common shares of Eldorado as of the close of business on March 17, 2014 (the record date for the 2014 annual and special meeting).

Notice-and-access

In November 2012, the Canadian Securities Administrators adopted regulatory amendments to securities legislation that allow public companies to advise their shareholders of the availability of electronic delivery of all proxy-related materials on a readily available website, rather than mailing phyiscal copies of the materials.

This year Eldorado is using the notice-and-access procedures for the delivery of meeting materials to shareholders in respect of the meeting. Instead of receiving paper copies of the management proxy circular for the meeting (the circular), you are receiving this notice with information on how you can access the circular electronically along with a proxy or in the case of non-registered shareholders, a voting instruction form, in order to vote at the meeting or submit your voting instructions. The use of notice-and-access is more environmentally responsible by helping to reduce paper use and will also reduce our printing and mailing costs. We estimate the savings in printing and mailing costs for 2014 to be $250,000.

The company will mail paper copies of the circular and other meeting materials to those registered and beneficial shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. Information on how to obtain electronic and paper copies of the circular and other meeting materials in advance of the meeting follows.

The circular contains important information about the meeting, who can vote and how to vote. We encourage and remind you to access the circular and read it carefully prior to voting.

Accessing the circular online

The circular, form of proxy, annual return card, audited annual consolidated financial statements and associated management’s discussion and analysis (MD&A) will be available on the company’s website (www.eldoradogold.com/shareholder-materials) as of March 31, 2014 and will remain on the website for one full year thereafter. The meeting materials are also available on SEDAR at www.sedar.com and the United States Securities and Exchange Commission website at www.sec.gov as of March 31, 2014.

Requesting paper copies

You may request, without charge, a paper copy of the circular by contacting Eldorado as follows:

E-mail:	Telephone:	Facsimile:	Mail:
info@eldoradogold.com	1.604.687.4018 1.888.353.8166 (toll-free)	1.604.687.4026	Corporate Secretary Suite 1188 - 550 Burrard Street Vancouver, British Columbia V6C 2B5

To receive the circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request copies of the audited consolidated financial statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the annual return card included with this notice, as applicable.

5

Submitting your vote

If you are a registered shareholder and are unable to attend the meeting, please complete the enclosed proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00 p.m. on Tuesday, April 29, 2014 to our transfer agent at:

Valiant Trust Company of Canada
P.O. Box 6510 Station Terminal

Vancouver, British Columbia V6B 4B5

You may also vote by facsimile, telephone or internet by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00 p.m. on Tuesday, April 29, 2014.

If you have any questions relating to the meeting or notice-and-access, please contact Kingsdale Shareholder Services Inc. by telephone at 1-877-657-5856 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com

By order of the board,

“Dawn L. Moss”

Dawn L. Moss
Executive Vice President, Administration and Corporate Secretary

Vancouver, British Columbia

March 20, 2014

6

2014 Management proxy circular

This management proxy circular (the circular) has been prepared in connection with our 2014 annual and special meeting of shareholders to be held on May 1, 2014 (the meeting). You have the right to attend the meeting and vote on the various items of business if you owned Eldorado common shares as of the close of business on March 17, 2014, the record date for the meeting (you retain these rights if the meeting is adjourned or postponed).

Both the board and management encourage you to vote. We will be soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by a representative of Kingsdale Shareholder Services Inc. (Kingsdale), who we have retained to assist with soliciting votes. If you have any questions, you can call them 1-877-657-5856, or email: contactus@kingsdaleshareholder.com.

Kingsdale is providing a variety of services related to the meeting. This includes reviewing the circular, recommending corporate governance best practices as appropriate, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, advising on meeting and proxy protocol, reporting and reviewing the tabulation of shareholder proxies, and soliciting shareholder proxies. We pay the cost of these services and any related expenses, which we estimate to be approximately $48,500.

Information in this document is as of March 17, 2014, unless otherwise stated.

All dollar figures are in Canadian dollars, except as noted. We used the exchange rate of Cdn$1.00 to US$0.905 in this document, the closing spot price on March 17, 2014 quoted by the Bank of Canada.

Receiving documents

We are using the notice-and-access provisions under applicable Canadian securities laws in order to satisfy the delivery requirements in respect of the materials for the meeting. Under notice-and-access, a notice of meeting will be mailed to registered owners of Eldorado common shares on March 31, 2014, along with a form of proxy and annual return card, in accordance with applicable laws, unless you have requested to receive this information electronically.

This circular will be posted on Eldorado’s website at www.eldoradogold.com/shareholder-materials and is also available on SEDAR at www.sedar.com and the United States Securities and Exchange Commission website at www.sec.gov.

If you’re a non-registered shareholder, we have provided copies of the notice of meeting and annual return card to your broker, custodian, fiduciary or other intermediary to forward to you along with a form of voting instruction form. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

You can decide if you want to receive our 2014 annual audited financial statements and interim reports. Please complete the enclosed card to send us your instructions.

7

Additional information

You can find financial information relating to Eldorado in our comparative financial statements and MD&A for December 31, 2013.

See our MD&A, financial statements and our annual information form (AIF) (or form 40-F) for additional information about Eldorado. These documents are available on our website www.eldoradogold.com and are also available on SEDAR at www.sedar.com and the United States Securities and Exchange Commission website at www.sec.gov.

You can also request copies free of charge by contacting our corporate secretary:

Corporate Secretary Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5	info@eldoradogold.com 1.604.687.4018 / 1.888.353.8166 (call toll-free) 1.604.687.4026 (fax)

Our board has approved the contents of this circular and authorized us to send it to you via notice-and-access.

By order of the board,

“Dawn L. Moss”

Dawn L. Moss
Executive Vice President, Administration and Corporate Secretary

Vancouver, British Columbia

March 20, 2014

8

About the annual meeting

Items of business

We’ll cover ten items of business:

1.	Receiving our financial statements and the auditor’s report (www.eldoradogold.com)

Our consolidated financial statements for the year ended December 31, 2013, and the auditor’s report are available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com).

A representative from KPMG LLP, the independent auditor for 2013, will be at the meeting to answer any questions.

2.	Electing directors (see page 15)

The board has decided that eight directors will be elected to our board this year.
The directors nominated by the Board for 2014 are:

K. Ross Cory	Steven P. Reid
Robert R. Gilmore	Jonathan A. Rubenstein
Geoffrey A. Handley	Donald M. Shumka
Michael A. Price	Paul N. Wright

Each of the nominated directors is well qualified and demonstrates the competencies, character and commitment that is complimentary to the company’s culture and expressed his willingness to serve on the board.

Directors are elected for a one-year term, which expires at the end of our 2015 annual meeting.

3.	Appointing the independent auditor (see page 22)

The board, on the recommendation of the audit committee, has recommended that KPMG LLP (KPMG) be reappointed as the independent auditor and serve until the end of our 2015 annual meeting.

KPMG has been our auditor since June 2009.

4.	Setting the auditor’s pay (see page 22)

You will also vote on authorizing the board to set the auditor’s pay for 2014.

5.	Approve the repeal of the former By-law No. 1 and the adoption of new By-law No. 1 (see page 23)

The Board has repealed the company’s former By-law No. 1 and adopted new By-law No. 1. By-law No. 1 contains, among other matters, additional provisions relating to advance notice for nomination of director candidates, the use of notice-and access procedures and the use of a direct registration system.

6.	Approve a special resolution adopting amendments to the restated articles of incorporation (see page 26)

We are proposing amendments to the restated articles of incorporation to eliminate the class of convertible non-voting shares to simplify the company’s capital structure. There are no convertible non-voting shares issued and outstanding.

7.	Approve amendments to the amended and restated incentive stock option plan for officers and directors (see page 27)
9

We are proposing amendments to the amended and restated incentive stock option plan for officers and directors. The amendments, among other matters, increase the number of shares available for issuance under the plan. The increase is within the acceptable ranges as compared with our peer group.

8.	Approve amendments to the amended and restated incentive stock option plan for employees, consultants and advisers (see page 27)

We are proposing amendments to the amended and restated incentive stock option plan for employees, consultants and advisers. The amendments, among other matters, increase the number of shares available for issuance under the plan. As with the officer and directors plan, the increase is within the acceptable ranges as compared with our peer group.

9.	Approve a new performance share unit plan (see page 30)

We are proposing to adopt a new performance share unit plan. The terms of the new plan are consistent with good governance standards.

10.	Other business

We’ll also consider any other matters that properly come before the meeting. As of the date of this circular, we are not aware of any other items of business to be considered at the meeting.

Management and the board have made recommendations about how to vote your shares. See page 12 for details.

Interest of certain persons

Other than as otherwise described in this circular, none of the following has a direct or indirect substantial or material interest, by way of beneficial ownership of securities or otherwise, in any item of business, other than electing the directors and appointing the independent auditor:

•	our directors or officers, or any person who has held a similar position since the beginning of fiscal 2013;
•	the nominees for director, or any of their associates or affiliates.

Quorum and approval

We need a quorum of shareholders to transact business at the meeting. According to our by-laws, a quorum is two or more voting persons present, or deemed to be present, and authorized to cast a total of at least 25% of the total votes attached to all of the common shares entitled to vote at the meeting. Voting persons are registered shareholders, their duly authorized representatives, or proxyholders of registered shareholders entitled to vote at the meeting.

We require a special majority (66 2/3%) of the votes cast at the meeting to approve the adoption of amendments to the restated articles of incorporation. To approve all other items of business listed above we require a simple majority (50% plus 1) of the votes cast at the meeting.

Shares and outstanding principal holders

We had a total of 716,248,610 common shares outstanding at the close of business on March 17, 2014.

Eldorado is listed on two exchanges:

Toronto Stock Exchange (TSX) under the symbol ELD

New York Stock Exchange (NYSE) under the symbol EGO.

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

One company held 10% or more of our common shares on the record date, according to the most recent public filings from Blackrock, Inc.:

Blackrock, Inc. of New York owned approximately 127,539,838 common shares (17.8%).

Management and the board are not aware of any other shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of our outstanding common shares.

10

Interest of insiders in material transactions

Other than as disclosed in this circular, we are not aware of any shareholder who holds more than 10% of the voting rights attached to our common shares, or any nominated director, director or officer of Eldorado or a subsidiary of Eldorado, or of a shareholder who holds more than 10% of the voting rights attached to our common shares or any associate or affiliate of any of the foregoing, who has a direct or indirect material interest in any transaction we entered into since the beginning of fiscal 2013 or any proposed transaction, either of which has or will have, a material effect on us or any of our subsidiaries.

Voting

Who can vote

You are entitled to receive notice of and vote at the 2014 annual and special meeting to be held on May 1, 2014 if you held Eldorado common shares as of the close of business on March 17, 2014 (the record date).

Each share you own entitles you to one vote on each item of business on a ballot (see below).

How to vote

You can vote by proxy or you can attend the meeting and vote your shares in person.

Voting by proxy is the easiest way to vote because you’re appointing someone else (called your proxyholder) to attend the meeting and vote your shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Your proxy vote is confidential. Proxies are received, counted and tabulated by Valiant Trust. Valiant Trust does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.

Registered shareholders

You are a registered shareholder if you hold a share certificate in your name.

If you are eligible to vote and are a registered shareholder you can vote your shares in person at the meeting or by signing the returning your form of proxy by mail in the prepaid envelope provided or by fax to the number indicated on the form or online at the website indicated on the form.

Voting by proxy

Paul N. Wright, Chief Executive Officer, failing him, Norman S. Pitcher, President, or failing him, Dawn Moss, Executive Vice-President, Administration and Corporate Secretary have agreed to act as the Eldorado proxyholders.

If you prefer you can appoint someone other than Eldorado proxyholders to attend the meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, do not check the box beside the names of the Eldorado proxyholders on the enclosed proxy form. Print the name of the person (your proxyholder) you want in the space provided. Your proxyholder does not need to be a shareholder. Your proxyholder must attend the meeting in order for your vote to be counted. Please inform your proxyholder that he or she has been appointed and that he or she must attend the meeting and register with the transfer agent, Valiant Trust, upon arrival at the meeting. On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and if you specify a choice on a matter, your common shares will be voted accordingly. If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote as he or she sees fit.

11

If you appoint the Eldorado proxyholders but do not tell them how to vote your shares, your shares will be voted:

for the nominated directors listed on the proxy form and in this circular for re-appointing KPMG as the independent auditor

for authorizing the board to set the auditor’s pay

for approval of an ordinary resolution confirming the repeal of the former By-Law No. 1 and the adoption of New By-Law No. 1 for approval of a special resolution adopting amendments to the restated articles of incorporation for approval of an ordinary resolution adopting amendments to the amended and restated stock option plan for officers and directors for approval of an ordinary resolution adopting amendments to the amended and restated stock option plan for employees, consultants and advisers for approval of an ordinary resolution adopting a new performance share unit plan

This is consistent with the voting recommendations by the board and management. If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management’s recommendation.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholder’s attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, send your complete proxy by fax or mail, or on the internet, to Valiant Trust. They must receive your proxy by 3 p.m. (Vancouver time) on April 29, 2014, or two business days before the meeting is reconvened if it is postponed or adjourned.

The chairman of the meeting has the discretion to accept late proxy forms.

Attending the meeting and voting in person

If you plan to vote in person at the meeting do not complete or return the proxy form. Simply register with the transfer agent, Valiant Trust, when you arrive at the meeting and your vote will be taken and counted at the meeting.

Non-registered shareholders

Only registered shareholders or their proxyholders are permitted to vote at the meeting.

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.

Shares beneficially owned by a non-registered shareholder are registered either (i) in the name of an intermediary that the non-registered shareholder deals with in respect of the shares of the company; or (ii) in the name of a clearing agency such as CDS Clear and Depository Services Inc. or the Deposity Trust & Clearing Corporation, of which the intermediary is a participant. Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, and RESPs among others. Intermediaries are required to forward the meeting materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them.

OBOs are beneficial shareholders who do not want us to know their identity.

NOBOs are non-objecting beneficial shareholders. They do not object to us knowing their identity.

12

We are not sending meeting materials directly to NOBOs. Instead, as permitted under the notice-and-access provisions of applicable securities laws, we have distributed copies of the notice of meeting and annual return card to the intermediaries, for onward distribution to non-registered shareholders. Intermediaries are required to forward these materials along with a voting instruction form to all non-registered shareholders for whom they hold shares unless they have waived the right to receive them. We will pay for intermediaries to deliver proxy-related materials to OBOs.

Generally, non-registered shareholders who have not waived the right to receive meeting materials will receive a voting instruction form from their intermediary or its agent on behalf of their intermediary asking for their voting instructions. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions, Canada (Broadridge). Non-registered shareholders who receive materials from their intermediary or their agent should complete the voting instruction form and submit it to them as instructed on the voting instruction form. The intermediary or its agent is responsible for tabulating the voting instructions it receives and providing appropriate instructions to our transfer agent, Valiant Trust.

If you are a non-registered shareholder, you should follow the instructions of your intermediary in order to submit your voting instructions.

Attending the meeting and voting in person

If you plan to vote in person at the meeting insert your name or the name of the person you want to attend and vote on your behalf in the blank space provided for that purpose on the request for voting instructions form and return it to your intermediary or its agent, or send your intermediary another written request that you or your nominee be appointed as proxy holder. When you arrive at the meeting register with the transfer agent, Valiant Trust. If you bring your voting instruction form to the meeting your vote will not count. Your vote can only be counted if you have followed the instructions above and attend the meeting and vote in person.

Your intermediary is required under applicable securities laws to arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of your common shares. Unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint you or your nominee as proxy holder.

Changing your vote

Registered shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note must have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the meeting, or the day the meeting is reconvened if it is postponed or adjourned.

Send the signed written notice to:

Eldorado Gold Corporation
c/o Fasken Martineau DuMoulin LLP
Suite 2900, 550 Burrard Street
Vancouver, British Columbia V6C 0A3
Attention: Josh Lewis

13

You can also give your written notice to the chairman of the meeting on the day of the meeting. If the meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you’ve sent in your completed proxy form and since decided that you want to attend the meeting and vote in person, you need to revoke the proxy form before you vote at the meeting.

Non-registered shareholders

Only registered shareholders have the right to revoke a proxy.

Non-registered shareholders can change their vote by contacting your intermediary, or their agent, right away so they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.

Processing the votes

Our transfer agent, Valiant Trust, or its authorized agents count and tabulate the votes on our behalf.

We file our voting results on SEDAR (www.sedar.com) and post them on our website (www.eldoradogold.com) after the meeting.

About the nominated directors

According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting to serve for a one-year term or until a successor is elected or appointed.

The board has decided that eight directors will be elected this year based on the mix of skills and experience the board believes are necessary to effectively fulfill its duties and responsibilities. All nominated directors served on our board last year. See page 20 for more information about board renewal.

The chairman of the board is independent, and our board committees are made up entirely of independent directors. All of the nominated directors are independent, except for Mr. Wright because he is our Chief Executive Officer (CEO). Turn to page 35 for more information about director independence.

Our policy on majority voting

The board adopted a majority voting policy in 2007, requiring that each nominated director receive a majority of the votes cast, or the nominated director must submit his resignation to the corporate governance and nominating committee (CGNC) promptly after the meeting. The committee then reviews the matter and makes a recommendation to the board. The nominated director does not participate in the deliberations. This policy does not apply if there is a contested director election.

Since adopting majority voting the policy has not been triggered. The company files complete voting results under the company’s profile at www.sedar.com and www.sec.gov, including the votes cast FOR or WITHHELD for each individual director. The results of the voting for the past two years are included in the individual director profiles beginning on page 15.

Share ownership

In 2008 the board determined that all of the independent directors are required to hold at least two times their annual retainer in Eldorado shares within three years of being elected or appointed to the board. All of the independent directors currently meet our share ownership requirement. We measure the value of director shareholdings at the higher of the value at issue date or fair market value at January 31 of the current year.

In February 2014 the board resolved that the CEO be mandated to own at least three times his annual base salary in Eldorado shares. All of the other named executives are required to hold at least two times their annual base salary in Eldorado shares. Share ownership must be achieved by December 31, 2018 or within five years of appointment as a named executive. Currently all named executives meet their ownership requirement. We measure the value of the named executive shareholdings at the higher of the value at issue date or fair market value at January 31 of the current year.

14

Director profiles

This section profiles each of the nominated directors, including competencies, background and experience, participation on our board and board committees and meeting attendance in 2013, shareholdings in Eldorado and directorships of other public companies. Each of the nominated directors is willing to serve on our board for 2014.

The nominated directors have confirmed this information as of the record date.

K. Ross Cory

MBA, Finance and International Business, UBC

B.Sc. General Science, UBC

Accredited Director

(Acc. Dir.)

Corporate director
BC, Canada

Independent director since April 2003

Principal area of expertise

● Finance

● Mergers & acquisitions

● Investment banking

• Corporate governance

Mr. Cory was first elected to the board of directors of Eldorado Gold Corporation in April 2003. Mr. Cory also serves as a corporate director of Lumina Copper Corp. Mr. Cory served in various senior executive and director capacities with Raymond James Ltd. (formerly Goepel, McDermid Inc. and Goepel Shields & Partners Inc.).
Eldorado board and board committees			2013 meeting attendance*
Board of directors CGNC (chair) Audit committee			7 of 7 6 of 6 4 of 4	100% 100% 100%
2013 compensation: $250,500
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and DUs (value at risk – Cdn$)	Meets share ownership guidelines
340,000	133,146	30,669	2,235,134	yes
Voting Results: For Withheld 2013 98.91% 1.09% 2012 90.59% 9.41%
Other public company boards
Lumina Copper Corp.
* Mr. Cory is unable to attend in person meetings for health reasons. Our operations give an extensive annual in-person country presentation in December which Mr. Cory is unable to attend, however, he receives and reviews material presented at this presentation session.

15

Robert R. Gilmore CPA

Chairman of the board

BSBA, Accounting
University of Denver

CPA, Colorado

Accredited Director

(Acc. Dir.)

Financial Consultant
Colorado, USA

Independent director since April 2003

Principal area of expertise

● Finance

• Mergers &

acquisitions

Mr. Gilmore was first elected to the board of directors of Eldorado Gold Corporation in April 2003, and was elected Chairman of the board in December 2009. Mr. Gilmore is a financial consultant. From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002.
Eldorado board and board committees			2013 meeting attendance
Board of directors Audit committee (chair) Compensation committee			7 of 7 4 of 4 6 of 6	100% 100% 100%
2013 compensation: $379,500
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and DUs (value at risk – Cdn$)	Meets share ownership guidelines
9,500	68,826	41,932	310,135	yes
Voting Results: For Withheld 2013 96.35% 3.65% 2012 96.47% 3.53%
Other public company boards
Fortuna Silver Mines Inc. Layne Christensen Company

Geoffrey A. Handley

B.Sc. Hons.
James Cook University of North Queensland

MAusIMM

MAICD

Accredited Director

(Acc. Dir.)

Corporate director
New South Wales, Australia

Independent director since August 2006

Principal area of expertise

● Technical

● Environmental, health and safety

Mr. Handley was first appointed to the board of directors of Eldorado Gold Corporation in August 2006. Mr. Handley was most recently Executive Vice President, Strategic Development with Placer Dome. He has over 30 years of extensive experience in the mineral resource industry.
Eldorado board and board committees*			2013 meeting attendance
Board of directors Compensation committee Sustainability Committee (chair)			7 of 7 6 of 6 4 of 4	100% 100% 100%
2013 compensation: $223,000
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and DUs (value at risk- Cdn$)	Meets share ownership guidelines
10,000	82,126	53,612	383,580	yes
Voting Results: For Withheld 2013 96.40% 3.60% 2012 98.00% 2.00%
Other public company boards
Endeavour Silver Corp. PanAust Limited
* Mr. Handley also serves on the reserve and resource review panel. The panel met twice in 2013.

16

Michael A. Price

B.Sc. Eng (2.1 Hons) – Mining Engineering University College Cardiff

PhD. - Mining Engineering

University College Cardiff

Mine Manager’s Certificate of Competency

(Coal Mines, South Africa)

Professional engineering qualifications, MIMMM and Eur Ing (FEANI)

Accredited Director

(Acc. Dir.)

Mining Finance Consultant and Advisor and London Representative
Resource Capital Funds

London, United Kingdom

Independent director since May 2011

Principal area of expertise

● Mining engineering

● Mining finance

Mr. Price was first elected to the board of directors of Eldorado Gold Corporation in May 2011. He has been a Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006. From 2003 to 2006, Mr. Price served as the Managing Director, Joint Global Head of Mining and Metals of Barclay’s Capital, Managing Director, Global Head of Mining and Metals of Société General, London from 2001 to 2003, Executive Director, Head of Resource Banking and Metals Trading, N.M. Rothschilds & Sons Ltd. from 1989 to 2001, from 1981- 1988 held the position of Mining Engineer, Business & Financial Analyst for British Petroleum PLC.
Eldorado board and board committees	2013 meeting attendance
Board of Directors Audit Committee Sustainability Committee	7 of 7 3 of 4 3 of 4	100% 75% 75%
2013 compensation: $235,500
Eldorado securities held
Common shares	Options DUs	Total market value of common shares and DUs (value at risk- Cdn$)	Meets share ownership guidelines
Nil	188,756 18,180	109,625	n/a*
Voting Results: For Withheld 2013 97.00% 3.00% 2012 97.50% 2.50%
Other public company boards
Central Asia Metals plc Forbes and Manhattan Coal Corporation Asanko Gold Corporation
* Mr. Price’s required share ownership will become effective May 5, 2014.

Steven P. Reid

MBA

B.Sc. Mineral Engineering

FAUSIMM

Member, Society of Mining Engineers of A.I.M.E. (USA)

Corporate director,

AB, Canada

Independent directo since May 2013

Principal area of expertise

● Technical

● Mining Engineering

● Environment, Safety, and Health

Mr. Reid was first elected to the board of directors of Eldorado Gold Corporation in May 2013. Mr. Reid was previously the Executive Vice President and Chief Operating Officer for Goldcorp Inc. from January 2007 to September 2012 He has over 35 years experience in the mineral resource industry.
Eldorado board and board committee	2013 meeting attendance
Board of Directors Sustainability committee	5 of 5 2 of 2	100% 100%
2013 Compensation: $88,000
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and DUs (value at risk – Cdn$)	Meets share ownership guidelines
Nil	100,000	14,636	88,255	n/a*
Voting Results: For Withheld 2013 99.77% 0.23% 2012 n/a n/a
Other public company boards
Silver Standard Resources Inc.

*Mr. Reid was elected to the Board of directors on May 2, 2013 and as of December 31, 2013 attended 100% of the Board and Committee meetings for which he was eligible to attend between May 2, 2012 and December 31, 2013.

** Mr. Reid’s required share ownership will become effective May 2, 2016.

*** Mr. Reid also serves on the reserve and resource review panel. The panel met twice in 2013.

17

Jonathan A. Rubenstein

BA, Oakland University
LLB, UBC

Accredited Director

(Acc. Dir.)

Corporate director
BC, Canada

Independent director since May 2009

Principal area of expertise

● Legal

● Corporate governance

● Mergers & acquisitions

Mr. Rubenstein was first elected to the board of directors of Eldorado Gold Corporation in May 2009. He was one of the founders of Canico Resources Corp., where he served as a Director and as Vice President & Corporate Secretary from 2002 to 2005. He was Vice President, Corporate Affairs for Sutton Resources from 1995 to 1999. Mr. Rubenstein was a founder and director of Cumberland Resources Ltd. and was a director of Aurelian Resources Inc. Mr. Rubenstein retired from his legal practice in 1994 and since that time has been a mining executive and corporate director.
Eldorado board and board committees			2013 meeting attendance
Board of directors CGNC Compensation committee			6 of 7 6 of 6 6 of 6	86% 100% 100%
2013 compensation: $238,500
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and DUs (value at risk – Cdn$)	Meets share ownership guidelines
9,000	162,126	35,682	269,432	yes
Voting Results: For Withheld 2013 96.09% 3.91% 2012 97.91% 2.09%
Other public company boards
Detour Gold Corporation MAG Silver Corp. Roxgold Inc. Dalradian Resources Inc.

Donald M. Shumka

MBA, Harvard University;
BA, UBC

Accredited Director

(Acc. Dir.)

President & Managing Director
Walden Management Limited
BC, Canada

Independent director since May 2005

Principal area of expertise

● Finance

● Mergers and acquisitions

● Investment Banking

Mr. Shumka was first appointed to the board of directors of Eldorado Gold Corporation in May 2005. Mr. Shumka is and has been, since 2004, the President and Managing Director of Walden Management Ltd. a firm that provides financial consulting and advisory service to financial, manufacturing and processing industries. From 1993 to 2004, he was Managing Director, Raymond James Ltd. He has extensive financial and management experience - 15 years in investment banking with Raymond James and CIBC World Markets (Canadian investment firms) and 25 years in the forest industry where he was for a decade the Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd.
Eldorado board and board committees			2013 meeting attendance
Board of directors Audit committee CGNC			7 of 7 4 of 4 6 of 6	100% 100% 100%
2013 compensation: $235,500
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and DUs (value at risk- Cdn$)	Meets share ownership guidelines
46,700	133,146	39,663	520,769	yes
Voting Results: For Withheld 2013 86.07% 13.93% 2012 99.00% 1.00%
Other public company boards
Anfield Nickel Corp. Lumina Copper Corp. Alterra Power Corp. Paladin Energy Ltd.		Mr. Shumka will resign from the Anfield Nickel board effective with the 2014 annual shareholder meeting

18

Paul N. Wright

B.Sc., Mining Engineering, Newcastle University

Member, Canadian Institute of Mining & Metallurgy

Chartered Engineer (UK)

Chief Executive Officer, Eldorado Gold Corporation
BC, Canada

Not independent
Director since March 1999

Principal area of expertise

● Mining engineering

● Mergers & acquisitions

Mr. Wright was first elected to the board of directors of Eldorado Gold Corporation in 1999. Mr. Wright served as the President & CEO of Eldorado Gold Corporation from March 1999 to July 1, 2012. On July 1, 2012 Mr. Wright stepped down as President and continued to serve as CEO. Prior to his appointment as President & CEO, Mr. Wright was the President & Chief Operating Officer of the company, the Senior Vice President Operations and the Vice President, Mining.
Eldorado board and board committees			2013 meeting attendance
Board of directors			7 of 7	100%
2013 base salary compensation: (as CEO) $1,514,000
Eldorado securities held
Common shares	Options		Total market value of common shares (value at risk- Cdn$)	Meets share ownership guidelines
577,750	3,718,979	n/a*	3,483,833	yes*
Other public company boards
None
* Directors who are not independent directors do not receive DUs. As the CEO of the company Mr. Wright is not an independent director and therefore does not receive DUs as a component of his compensation. See page 66 for details of Mr. Wright’s share ownership.

Cease trade orders, bankruptcies, penalties or sanctions

Except as discussed below, in the last 10 years none of the proposed directors has, or has been a director, chief executive officer or chief financial officer (while, or within a year of, acting in that capacity) of any company (including ours) that has:

•	become bankrupt;
•	made a proposal under legislation relating to bankruptcy or insolvency;
•	been subject to or instituted any proceedings, arrangement of compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets or the nominated director.

Mr. Wright was a director of Nordic Mines AB (Nordic) until November 17, 2012. On July 8, 2013, within one year of Mr. Wright ceasing to be a director, Nordic announced that it had requested a Court appointed Administrator, which appointment concerns Nordic, its Swedish subsidiary Nordic Mines Marknad AB and its Finnish subsidiary Nordic Mines Oy. Based on Nordic’s public disclosure, it appears that Administrators for the companies were appointed by courts in Sweden and Finland and that these appointments are still to be in effect.

Mr. Handley was a director of Mirabela Nickel Limited (Mirabela) until January 11, 2014.  On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (PSA) which establishes a framework for a proposed recapitalisation of Mirabela, subject to certain terms and conditions, as well as the appointment of  Messurs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators.  Mirabela also announced that, under the PSA, the proposed recapitalisation will be effected through a recapitalisation and restructuring plan to be implemented  through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by  Mirabela Brazil before the competent Brazilian court.  Trading in securities of Mirabela on the Australian Securities Exchange has been suspended since October 9, 2013.

None of our nominated directors are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to:

•	a cease trade order;
•	an order similar to a cease trade order, or
•	an order that denied the relevant company access to any exemption that was issued while the nominated director was acting in that capacity, or that was issued after the nominated director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.

None of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority since December 31, 2000.

Meeting attendance

Directors attended 97% of our board and committee meetings in 2013, and seven of the eight directors who have been nominated for re-election attended the 2013 annual meeting of shareholders. Mr. Cory, who is unable to attend meetings in person for health reasons, attended 100% of the board and committee meetings by telephone conference.

19

Meeting in camera

The board and each of the committees meet without management present. In 2013, the board held In camera sessions at each of its six regularly scheduled meetings; the audit committee met four times without management; the compensation committee met five times without management; the sustainability committee met four times without management and the CGNC met three times without management.

2013 board and committee meeting attendance

Director			Committee meetings
	Board meetings	Audit	Compensation	Corporate governance and nominating	Sustainability
Ross Cory[1]	7 of 7	4 of 4		6 of 6
Robert Gilmore[1]	7 of 7	4 of 4	6 of 6
Geoffrey Handley[1,2]	7 of 7		6 of 6		4 of 4
Wayne Lenton[1,2]	7 of 7		6 of 6		4 of 4
Michael Price	7 of 7	3 of 4			3 of 4
Steve Reid[3]	5 of 5[3]				2 of 2[3]
Donald Shumka	7 of 7	4 of 4		6 of 6
Jonathan Rubenstein	6 of 7		6 of 6	6 of 6
Paul Wright	7 of 7

Notes

1.	The following directors served as committee chairs in 2013:
•	Mr. Gilmore – chair of the Audit committee
•	Mr. Lenton – chair of the Compensation committee
•	Mr. Cory – chair of the CGNC, and
•	Mr. Handley – chair of the Sustainability committee.
2.	Mr. Handley and Mr. Lenton met with management twice in 2013 as members of the mineral reserves and resources review panel. According to the board’s terms of reference, directors who understand the technical aspects of reserve and resource calculations meet to discuss the preparation of, and procedure for, calculating the reserves and resources and the credentials of the qualified persons responsible for preparing the reserve and resource statement, and reporting their findings to the board.
3.	Mr. Reid was elected to the Board of Directors at the company’s Annual Meeting of Shareholders on May 2, 2013 and was appointed to the sustainability committee on the same date. Mr. Reid attended all further board and committee meetings held post his appointment date.

Skills and experience

The CGNC is responsible for recommending possible director candidates. Director candidates are assessed on their individual qualifications, experience and expertise and the CGNC considers matters related to diversity, integrity, professionalism, values and independent judgment. The CGNC recommends director candidates who possess a mix of experience and expertise that is relevant to the company and its operations and considers the knowledge, skills, integrity and character of an individual to be the most important criteria in determining the value he or she may bring to the board. The board reviews the slate of nominated directors to determine whether it reflects the mix of competencies it believes is necessary for fulfilling its duties and responsibilities in overseeing our strategic direction, management and the company’s affairs. While the emphasis on filling board vacancies is on finding the best qualified candidates that reflect the company’s own specialized needs from a limited talent pool of candidate directors that will add value to the organization, a nominee’s diversity of gender, race, nationality or other attributes may be considered favorably in his or her assessment.

The company supports diversity at all levels of the organization including the board of directors and is awaiting the final publication of changes, if any, to the disclosure requirements relating to women on boards and in senior management as recently proposed by the Ontario Securities Commission (OSC) before implementing formal diversity protocols. The board has established a succession and search committee who will be responsible for recommending a protocol to the board for the establishment of a policy that will include addressing any changes arising from the OSC proposals.

20

The board believes the directors who have been nominated for election in 2014 are well qualified to represent the interests of shareholders and appropriately address our business needs.

Skills Matrix

The CGNC maintains a matrix of the competencies of the current board, which is updated regularly, reviewed annually and used in the identification of nominee directors as a reference tool for the continual assessment of the composition.

COMPETENCY MATRIX

Eldorado Gold Corporation - Board of Directors
31-Dec-13

	CURRENT INDEPENDENT BOARD MEMBERS
	K. R. CORY	R. GILMORE	G. HANDLEY
ATTRIBUTES
Gender	M	M	M
DOB	Feb 4 1957	Dec 1 1951	Feb 23 1950
Age	56	62	63
Nationality/Residency	Canadian/ Vancouver	American/ Denver CO	Australian/ Sydney
Policy Years to Retirement	17	11	10
Policy Year of Retirement	2030	2024	2023
First Appointed	2003	2003	2006
Years Served	10	10	7
Nationality	Canada	USA	Australia
Committee Service	Audit, CGNC (Chair), Special Committee M&A	Chairman, Audit (Chair), Compensation	Sustainability (Chair) Compensation Reserve & Resource
# Other Board Seats	1	2	3
Other Public Company Boards	Lumina Copper	Fortuna Silver Layne Christensen	Endeavor Silver Corp Mirabella Nickle Ltd Pan Aust Limited
Education	MBA, Finance and International Business, UBC / B.Sc. General Science, UBC	CPA Colorado/ BSBA, Accounting, Unviersity of Denver	B.Sc. Hons. James Cook University of North Queensland / MAusIMM/Acc. Dir
Accredited Director	Yes	Yes	Yes

KNOWLEDGE/EXPERTISE
	M&A	M&A	Geology
	Finance	Finance	M&A
	Investment Banking		Environmental Health & Safety
	Corporate Governance

CURRENT INDEPENDENT BOARD MEMBERS
	W. LENTON	M. PRICE	S. REID	J. RUBENSTEIN	D. SHUMKA
ATTRIBUTES
Gender	M	M	M	M	M
DOB	Dec 14 1939	Dec 6 1955	Mar 17 1956	Feb 4 1949	July 27 1942
Age	74	58	57	64	71
Nationality/ Residency	American/ Tucson AZ	British/ London UK	Australian/ Calgary	Canadian/ Vancouver	Canadian/ Vancouver
Policy Years to Retirement	-1	15	16	9	2
Policy Year of Retirement	2013	2028	2029	2022	2013
First Appointed	1995	2011	2013	2009	2005
Years Served	18	2	0	4	8
Nationality	USA	UK	Australia	Canada	Canada
Committee Service	Compensation (Chair) Sustainability Reserve & Resource	Audit Committee Sustainability Special Committee M&A	Sustainability Reserve & Resources	Compensation CGNC	CGNC Audit Special Committee M&A
# Other Board Seats	1	3	1	4	4
Other Public Company Boards	Energold Drilling	Central Asia Metals Forbes & Manhattan Coal Corp PMI Gold Corp	Silver Standard Resources	Detour Gold MAG Silver Roxgold Troon Ventures	Anfield Nickel Lumina Copper Alterra Power Paladin Energy
Education	B.Sc. Metallurgical Engineering	B.SC. Eng - Mining Engineering University College Cardiff PhD. Mining Engineering University of Cardiff Mine Manager's Certificate of Competency Professional Engineering MIMMM and Eur Ing	B.Sc. Mineral Engineering MBA FAUSIMM	BA, Oakland University LLB, UBC	MBA, Harvard BA, UBC
Accredited Director	Yes	Yes	No	Yes	Yes

KNOWLEDGE/ EXPERTISE
	Metallurgy	Engineering	Engineering	Legal	Finance
	Reserve & Resource	Finance	Environmental Health & Safety	Corporate Governance	Corporate Governance
	Environmental Health & Safety	M&A		M&A	M&A
		Environmental Health & Safety			Investment Banking

Board performance assessment

The board undergoes an annual assessment designed to determine the effectiveness of the board, the committees of the board and the individual directors. The CGNC is responsible for the review and makes recommendations to the board regarding the methodology of the assessment. In 2013 the review of the evaluation was in the form of a written questionnaire that was sent to each director and designed to solicit frank evaluation in accordance with the following categories:

21

•	board’s compliance with its terms of reference;
•	committees’ compliance with their terms of reference;
•	board’s relationship with management;
•	disclosure & corporate governance;
•	director accreditation and continuing education;
•	board and committee meetings operation and effectiveness;
•	time commitment of independent directors;
•	independent director share ownership;
•	CEO succession planning;
•	overall comments.

About the auditor

KPMG has been our external auditor since June 2009, replacing PricewaterhouseCoopers LLP who had previously served as our auditor since 1992.

The auditor conducts the annual audit of our financial statements and provides audit-related, tax and other services and reports to the audit committee of the board.

Auditor’s fees

The table below shows the fees earned by KPMG for services in 2012 and 2013:

	Years ended December 31
($)	2013	2012
Audit fees	1,532,995	1,832,720	Total fees for audit services
Audit related fees	99,200	103,000	Majority of fees relate to French translations.
Tax services	-	29,555	Total fees for tax advice, tax planning and tax compliance.
Total	1,632,195	1,965,275

For further information on our audit committee see page 39 as well as our Annual Information Form under the heading Audit Committee.

Confirmation of repeal of former By-Law No.1 and adoption of New By-Law No. 1

We are governed by the Canada Business Corporations Act (the CBCA). Section 103(1) of the CBCA provides that, unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors of a corporation may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation. Under the CBCA, the directors are required to submit a new by-law, or the amendment or repeal of an existing by-law, to the next meeting of the shareholders of the corporation following the directors resolution adopting, making, amending or repealing such by-law.

By-law No. 1 of the company (Former By-Law No. 1), approved at our annual meeting in 2009, has been repealed and replaced in its entirety with new By-law No. 1 (New By-Law No. 1) in the form attached as Schedule A to the circular. As with Former By-Law No. 1, New By-Law No. 1 regulates the business and affairs of the company. The most significant changes in New By-Law No. 1 are described below, however, shareholders are urged to read New By-Law No. 1 in its entirety.

The board is submitting the repeal of Former By-Law No. 1 and the adoption of New By-Law No. 1 for approval of the shareholders. The repeal of Former By-Law No. 1 and the adoption of New By-Law No. 1 by the board is effective until it is confirmed, confirmed as amended, or rejected by the shareholders, by ordinary resolution, and if confirmed or confirmed as amended, New By-Law No. 1 will continue in effect in the form in which it was so confirmed. If the confirmation of the repeal of Former By-Law No. 1 and the adoption of New By-Law No. 1 are rejected by the shareholders, the repeal of Former By-Law No. 1 and adoption of New By-Law No. 1 by the board are no longer effective and Former By-Law No. 1 becomes effective again.

22

New By-Law No. 1 sets out procedures and/or requirements relating to, among other matters, the execution of instruments, borrowing powers, meetings of directors and shareholders, the protection of directors, officers and others, security certificates and the delivery of notices. New By-Law No. 1 does not make any changes to the provisions on borrowing powers of the board or the liability, indemnity and insurance provisions contained in Former By-Law No. 1.

Advance notice provision

One of the key changes from Former By-Law No. 1 is the addition of an advance notice provision (the Advance Notice By-Law). The Advance Notice By-Law requires that shareholders who wish to nominate candidates for election as a director of the company must provide notice of their intention, along with certain information with respect to their right to make such a nomination and about the nominee, within a certain period prior to the shareholders’ meeting at which they intend to make such nomination. This provision is designed to prevent shareholders from nominating directors without providing a company and other shareholders with adequate time to consider the candidates. This may benefit shareholders by:

•	providing shareholders, including those participating in a shareholders’ meeting by proxy, with adequate notice of the nomination, thus enabling them to exercise their votes in an informed manner;
•	prevent an ambush by activist shareholders, which may be detrimental to other shareholders, who do not have prior notice of the nominations or any issues such activist shareholders have with the current board; and
•	facilitating an effective meeting process.

Pursuant to the Advance Notice By-Law, only persons who are eligible under the CBCA and who are nominated in accordance with the procedures set out in the Advance Notice By-Law are eligible for election as directors of the company. For any meeting of shareholders, nominations of persons for election to the board may be made only:

(i)	by the board;
(ii)	by or at the request of one or more shareholders pursuant to a proposal or requisition made under the CBCA; or
(iii)	by any person (a Nominating Shareholder) who complies with the specified notice procedures in the Advance Notice By-Law and who, at the close of business on both the date of the giving of the Notice (defined below) and the record date the meeting, is the registered or beneficial holder of one or more shares of the company carrying the right to vote at such meeting.

A Nominating Shareholder must provide written notice (the Notice) of the proposed nomination person to the corporate secretary:

(i)	in the case of an annual meeting of shareholders, not less than 30 days nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that if the annual meeting of shareholders is to be held less than 50 days after the date (the Notice Date) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder must be given not later than the close of business on the 10th day following the Notice Date; and
(ii)	in the case of a special meeting (that is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes also), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.
23

No adjustment will be made to the deadlines for giving the Notice set out above if the applicable meeting is adjourned or postponed.

The Notice must include:

(i)	for each person whom the Nominating Shareholder proposes to nominate, the name, age, business and residential addresses, citizenship, current principal occupation or employment information and principal occupation or employment information for the period beginning five years preceding the Notice; and

(ii)	information on a proposed nominee’s shareholdings in the company, including the class or series and number of shares which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person, both as of the record date for the meeting of shareholders and as of the date of the Notice.

The Nominating Shareholder must also provide:

(i)	full particulars as to shares of the company directly or indirectly controlled or directed or which are owned beneficially or of record by the Nominating Shareholder; and proof of shareholding satisfactory to the company if shares are held beneficially; and

(ii)	details of any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the company, both as of the record date for the meeting and as of the date of the Notice.

The Notice must also include any other information relating to a proposed nominee and the Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the CBCA and applicable securities laws. The company may also require any proposed nominee to provide any additional information reasonably required by the company to determine his or her eligibility to serve as an independent director of the company or that would reasonably be expected to be material to a reasonable shareholder's understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

The Advance Notice By-Law does not preclude the discussion by a shareholder at a shareholders’ meeting of any matter properly before such meeting pursuant to the provisions of the CBCA or at the discretion of the chair. The chair of a shareholders meeting has the power and duty to determine whether a director nomination was made in accordance with the procedures of the Advance Notice By-Law and, if any proposed nomination is not in compliance with such provisions, to declare such nomination to be defective and disregard it.

Despite the provisions described above, the board retains discretion to waive any requirements of the Advance Notice By-Law.

Direct registration system

A direct registration system (DRS) is a system that allows a security to be held in “book-entry” form without having a physical certificate issued to a securityholder as evidence of ownership of the security. Instead, securities are held in the securityholder’s name and registered, generally electronically, on the company’s securities register.

New By-Law No. 1 contains a provision to specifically allow the company, subject to the provisions of the CBCA and in conjunction with its transfer agent, to use a DRS to permit the registration of securities through an entry or position on the register without the issuance of a physical share certificate. New By-Law No. 1 also permits the company to adopt such policies and procedures and require such documents and evidence as it may determine are necessary or desirable in order to facilitate the adoption and maintenance of a direct registration system and the transfer of securities through such system.

24

Under the CBCA, securityholders are entitled at their option to a security certificate or a non-transferable written acknowledgement to obtain such a security certificate. The adoption of the DRS will not affect that right.

Notice-and-access

Effective in 2013, the Canadian Securities Administrators adopted notice-and-access provisions, which permit the use of website posting, compliance with specific procedures and additional disclosure requirements in order to satisfy certain delivery obligations to shareholders respect of shareholders’ meeting materials.

New By-Law No. 1 contains a provision that specifically allows the company, for so long as it is a distributing corporation and subject to compliance with the CBCA and applicable securities laws, to use the notice-and-access regime under National Instrument 54-101 in order to send notices to shareholders as required, including in respect of materials for shareholders’ meetings.

While the CBCA does not permit the use of notice-and-access to satisfy the delivery requirements for shareholders’ meeting materials under the CBCA for registered shareholders, the company has applied for and received an exemption from Corporations Canada in order to use notice-and-access in respect of the meeting. Until the CBCA is amended to allow for the use of notice-and-access, the company will be required to obtain such an exemption each time it wishes to use notice-and-access for a given shareholders’ meeting. The exemption received from Corporations Canada does not apply to the delivery of financial statements by the company.

Power of attorney

In certain jurisdictions in which the company does business, there are legal requirements that certain agreements and other documents are required to be executed in such foreign jurisdictions by third parties using powers of attorney. Former By-Law No. 1 does not prohibit the use of powers of attorney. A provision has been added to New By-Law No. 1 specifically recognizing the use of powers of attorney. The new provision provides that the board may, by power of attorney or other instrument, appoint a person to be the attorney of the company for any purposes determined by the directors. The directors may delegate any and all powers that they are not prohibited from delegating under the CBCA and will determine the specific powers, authority, discretion, conditions, remuneration and the term of any such attorney appointments at the time the appointment is made.

Housekeeping

New By-Law No. 1 also incorporates other administrative, housekeeping and drafting changes including clarifying the power of the chair of the meeting to determine any disputes on ballot voting.

New By-Law No. 1 is reproduced in full as Schedule A to the circular. Shareholders are urged to read Schedule A in its entirety. The board is recommending that the shareholders vote in favor of the resolution to confirm New By-Law No. 1 and repeal Former By-Law No. 1.

Accordingly shareholders are being asked to consider and vote upon an ordinary resolution confirming the repeal of Former By-Law No. 1 and the adoption of New By-Law No. 1 as follows:

“BE IT RESOLVED THAT:

1.	the repeal of former By-law No. 1 of Eldorado Gold Corporation (the Company) and the adoption of new By-law No. 1, attached as Schedule A to the management proxy circular of the Company dated as of March 20, 2014 (New By-Law No. 1), be and is hereby confirmed and approved.
2.	any one or more director or officer of the Company be and is hereby authorized, for and on behalf of and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, including without limitation New By-Law No. 1, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to or carrying out the provisions of the above resolution, including without limitation, all necessary filings.”
25

(the By-Law Resolution)

Passage of the By-Law Resolution will require approval by a majority (50% + 1) of the votes cast on the matter at the meeting. It is the recommendation of management and the board that shareholders vote FOR the ordinary resolution approving the By-Law Resolution. Unless otherwise instructed, the Eldorado proxyholders will vote “FOR” the By-Law Resolution.

Amendment to the articles

The company’s authorized capital consists of an unlimited number of common shares and an unlimited number of convertible non-voting shares (the Convertible Non-Voting Shares).

The directors are proposing to amend the articles of the company to eliminate the class of Convertible Non-Voting Shares. There are currently no Convertible Non-Voting Shares issued and outstanding. The company does not intend to issue any Convertible Non-Voting Shares and wants to eliminate the Convertible Non-Voting Shares in order to simplify its capital structure. Following the elimination of the Convertible Non-Voting Shares, the company’s capital structure will consist of an unlimited number of common shares.

Pursuant to Section 173 of the CBCA, we may, by special resolution of our shareholders, amend the articles to add, change or remove any provision that is permitted by the CBCA to be set out in the articles. Shareholders are being asked to consider the Articles Amendment Resolution, as defined and set out below, approving amendments to eliminate the Convertible Non-Voting Shares. The Articles Amendment Resolution permits the board to decide not to proceed with the amendment to the articles without obtaining further shareholder approval. The form of the articles of amendment is contained in Schedule B to the circular.

Following the meeting and the filing of the articles of amendment, the company currently anticipates that it will file restated articles of incorporation for the purpose of streamlining the articles for future reference. The proposed form of restated articles of incorporation are reproduced in full as Schedule B hereto. Shareholders are urged to read Schedule B in its entirety. The board is recommending that the shareholders vote in favor of the Articles Amendment Resolution.

Accordingly, shareholders are being asked to consider and vote upon a special resolution as follows:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	the articles of Eldorado Gold Corporation (the Company) be and are hereby amended by the deletion of “and an unlimited number of convertible non-voting shares,” from paragraph 3 of the Restated Articles of Incorporation of the Company, along with the deletion of the corresponding references to the convertible non-voting shares in Schedule A to the Restated Articles of Incorporation, and the form of the articles of amendment attached as Schedule B to the Company’s management proxy circular dated March 20, 2014 be and is hereby approved.
2.	any one or more director or officer of the Company be and is hereby authorized, for and on behalf of and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, including without limitation the articles of amendment and restated articles of incorporation, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to or carrying out the provisions of the above resolution, including without limitation, all necessary filings.
26

3.	the board of directors of the Company may, in its sole discretion, without obtaining further shareholder approval, decide not to act on this resolution and not proceed with the amendment of the articles of the Company and accordingly revoke this resolution.”

(the Articles Amendment Resolution)

Passage of the Articles Amendment Resolution will require approval by not less than two-thirds (66 2/3%) of the votes cast on the matter at the meeting. It is the recommendation of management and the board that shareholders vote FOR the special resolution approving the Articles Amendment Resolution. Unless otherwise instructed, the Eldorado proxyholders will vote “FOR” the Article Amendment Resolution.

About the proposed amendments to our incentive stock option plans

The board believes it is in Eldorado’s best interest to have incentive stock option plans, and that granting options to buy common shares is necessary both to attract and retain capable and experienced directors, officers, employees and other service providers, and to align their interests with those of our shareholders.

The board has reviewed the terms of our two incentive stock options plans (the plans):

●	Incentive stock option plan for employees, consultants and advisors (Employee plan); and
●	Incentive stock option plan for officers and directors (Officers and directors plan).

On the recommendation of the compensation committee, the board has determined that it is appropriate to make some changes to the plans to reflect industry standards and changes to laws and to incorporate the recommendations of corporate governance analysts.

The board is recommending the following key amendments to the plans:

1.	Increase the number of common shares that can be issued from treasury under the plans

The plans currently limit the number of Eldorado common shares that can be issued from treasury under the plans to a fixed maximum number of common shares. This proposal will increase the number of common shares issuable by 17,000,000 for the Employee plan and by 5,170,000 for the Officers and directors plan, as follows:

Plan	Current limit	Proposed limit from and after May 1, 2014
Employee plan	17,067,794 common shares	30,875,315 common shares (representing 4.31% of common shares of Eldorado issued and outstanding as of the date of this circular)
Officers and directors plan	13,654,234 common shares	17,048,803 common shares (representing 2.38% of common shares of Eldorado issued outstanding as of the date of this circular)

Of the 17,067,794 common shares currently permitted to be issued under the Employee plan, 13,831,119 common shares (representing 1.93% of Eldorado issued and outstanding as of the date of this circular) are reserved for issuance pursuant to options granted under the plan, 44,196 common shares remain available for grant and the remainder have been issued pursuant to the exercise of options granted under the plan.

27

Of the 13,654,234 common shares currently permitted to be issued under the Officers and directors plan, 8,077,488 common shares (representing 1.12% of Eldorado common shares issued and outstanding as of the date of this circular) reserved for issuance pursuant to options granted under the plan, 3,801,315 common shares remain available for grant and the remainder have been issued pursuant to the exercise of options granted under the plan.

The increase is necessary as the maximum number of common shares currently permitted to be issued from treasury under the plans is not sufficient to satisfy the proposed grants under the company’s compensation policies used to motivate its directors, officers, employees and other service providers and for the company to remain competitive with its peers. In order to attract and retain capable and experienced personnel and to align their interests with those of our shareholders, the company needs to be in a position to grant options to acquire common shares without the necessity of obtaining shareholder approval for each increase in the number of options to be granted.

The current maximum number of common shares that may be issued from treasury represents approximately 4.29% of common shares of Eldorado issued and outstanding as of the date of this circular. This maximum number has not been increased since 2011. The proposed increase in the maximum number of common shares, together with the current maximum number of common shares permitted to be issued under the plan represents 7.38% of common shares of Eldorado issued and outstanding as of the date of this circular.

2.	Vesting Provisions
●	add a provision permitting the adoption of performance vesting targets in addition to time vesting.

3.	Eligibility of Directors & Officers for Grants under the Plans
●	include provisions which prohibits grants to non-executive directors under the Employee plan and clarifies that options may not be granted to officers and directors that are officers and directors of Eldorado (and as such, eligible under the Officers and directors plan) and make consequential changes.

4.	U.S. Incentive Stock Options
●	add new section 12 which sets out requirements for grants of qualified incentive stock options under the U.S. tax code and make consequential amendments.

5.	Permitted Assigns
●	remove the ability to transfer options to permitted assigns with Board consent.

6.	Administrative, drafting and housekeeping changes
●	update the interpretation section to include an interpretation of the reference to words similar to “herein” and “hereto” and remove the interpretation in respect of the term “person”.
●	update provisions dealing with withholding taxes to reflect changes in tax laws.
●	make other housekeeping amendments, including correcting or clarifying ambiguities or inconsistent provisions and adding additional clarifications.

7.	Option Agreement
●	update the form of option agreement.
28

You will find a summary of the current versions of the plans on page 27, the full text of the proposed amended and restated Officers and directors plan in Schedule C and the full text of the proposed amended and restated Employee plan in Schedule D.

We need approval of the TSX and the NYSE before we can implement these changes, as well as approval of our shareholders by way of an ordinary resolution of shareholders for some of the changes (in particular, the change to the number of shares that can be issued from treasury). Disinterested shareholder approval is not required.

Ordinary resolutions

The shareholders are being asked to approve the following two ordinary resolutions in respect of the plans:

Officers and directors plan

“BE IT RESOLVED THAT:

1.	the Eldorado Gold Corporation (the Company) Incentive Stock Option Plan, Officers & Directors, as amended and restated as of May 5, 2011 and as of October 25, 2012 (the Officers & Directors Plan), be amended to replace Subsection 4.1 thereof, which sets out the maximum number of outstanding common shares of the Company that may be issued thereunder, with Subsection 4.1 of the amended and restated Officers & Directors Plan set out in Schedule C of the Company’s management proxy circular dated March 20, 2014 (the Circular), which sets the maximum number of common shares that may be reserved for issuance thereunder, from and after May 1, 2014, at 17,048,803 common shares of the Company.
2.	the amended and restated Officers & Directors Plan as described in the Circular and set out in Schedule C to the Circular be and is hereby approved with an effective date of May 1, 2014.
3.	any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the forgoing resolution.”

(the O&D Plan Amendment Resolution)

Passage of the O&D Plan Amendment Resolution will require approval by a majority (50% + 1) of the votes cast on the matter at the meeting. It is the recommendation of management and the board that shareholders vote FOR the ordinary resolution approving the O&D Plan Amendment Resolution. Unless otherwise instructed, the Eldorado proxyholders will vote FOR the O&D Plan Amendment Resolution

Employee plan

“BE IT RESOLVED THAT:

1.	the Eldorado Gold Corporation (the Company) Incentive Stock Option Plan, Employees, Consultants & Advisors, as amended and restated as of May 5, 2011 and as of October 25, 2012 (the Employee Plan), be amended to replace Subsection 4.1 thereof, which sets out the maximum number of outstanding common shares of the Company that may be issued thereunder, with Subsection 4.1 of the amended and restated Employee Plan set out in Schedule D of the Company’s management proxy circular dated March 20, 2014 (the Circular), which sets the maximum number of common shares that may be reserved for issuance thereunder, from and after May 1, 2014, at 30,875,315 common shares of the Company.
2.	the amended and restated Employee Plan as described in the Circular and as set out in Schedule D to the Circular be and is hereby approved with an effective date of May 1, 2014.
29

3.	any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the forgoing resolution.”

(the Employee Plan Amendment Resolution)

Passage of the Employee Plan Amendment Resolution will require approval by a majority (50% + 1) of the votes cast on the matter at the meeting. It is the recommendation of management and the board that shareholders vote FOR the ordinary resolution approving the Employee Plan Amendment Resolution. Unless otherwise instructed, the Eldorado proxyholders will vote FOR the Employee Plan Amendment Resolution

Proposed Performance Share Unit Plan

The board believes it is in Eldorado’s best interest to have a performance share unit plan (PSU plan), that will assist in attracting, retaining and motivating employees and officers and to more fully align their economic interests with those of our shareholders.

We need approval of the TSX and NYSE and shareholder approval by way of an ordinary resolution of shareholders before we can implement the PSU plan. Disinterested shareholder approval is not required.

If approved, Eldorado will use the PSU plan as a component of long-term compensation for its employees and officers.

Granting

Under the PSU plan, the board can grant PSUs to employees or officers of Eldorado or a related entity of Eldorado. A PSU is a bookkeeping entry, denominated in Eldorado common shares (generally on a one for one basis), that is credited to the PSU account of a participant under the PSU plan.

In addition, under the PSU plan, whenever cash dividends are paid on common shares, additional PSUs will be credited to the participant’s PSU account. The number of such additional PSU’s will be determined by dividing the cash dividends that would have been paid to such participant if the PSUs held in the participant’s PSU account were common shares as of the record date by the market value on the trading day after the record date.

Restrictions

The maximum number of common shares of Eldorado which may be issued under the PSU plan is 3,130,000 common shares, subject to adjustments, which represents 0.43% of common shares of Eldorado issued and outstanding as of the date of this circular and together with those permitted to be issued under the proposed amendments to the Employee plan and the Officers and directors plan represents 7.12% of common shares of Eldorado issued and outstanding as of the date of this circular.

Under the PSU plan, common shares reserved from treasury in respect of which PSUs have been cancelled or otherwise for any reason (other than redemption of the PSUs) will be available for subsequent grants of PSUs under the PSU plan.

Restrictions for insiders

No more than 9% of common shares of Eldorado issued and outstanding on the grant date (on a non-diluted basis), can be issuable to insiders through the PSU plan and any other security based compensation arrangement.

In any one-year period, no more than 9% of common shares of Eldorado issued and outstanding (on a non-diluted basis) can be issued to insiders through the PSU plan and any other security based compensation arrangement.

30

Vesting

Under the PSU plan, unless otherwise specified by the board, PSUs granted are subject to a vesting schedule based on the achievement of performance targets which must be met within a performance period. The performance period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive common shares or the amount payable in cash on redemption of vested PSUs.

Redemption

Under the PSU plan, all vested PSUs will be redeemed on the redemption date, defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, the participant’s employment has not been terminated.

PSUs may not be redeemed until the redemption date applicable to such PSUs and the applicable terms of vesting have been met as determined by the Board in its sole discretion and except as described below, the holder’s employment has not been terminated prior to the expiry of the performance period.

Under the PSU plan, vested PSUs are redeemable, at the election of the board in its discretion, for common shares (generally on a one for one basis), a cash payment equal to the market value of a common share (generally on a one for one basis) as of the redemption date or a combination of cash or common shares. Market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the share price used in the last trade.

Additional specific requirements apply to U.S. participants as set out in the plan.

PSUs cannot be redeemed during or within two business days of a trading black-out period; they can be redeemed within two business days after the black-out period is lifted.

Assigning or transferring PSUs

PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.

Termination

Under the PSU plan, if employment is terminated for any reason prior to the expiry of the performance period except as set out below, all outstanding PSUs whether vested or not shall be forfeited and cancelled.

If:

●	we terminate employment for any reason other than cause within twelve months of a change of control, or

●	we make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change, or

●	employment is terminated as a result of disability or the participant’s death,

the participant will continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date and any PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the performance period shall be deemed to have vested on the termination date and the participant will be entitled to payment of such PSUs and the redemption date shall be the date of termination.

If the participants’ employment with the company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

31

Corporate Changes

Under the PSU plan, if we amalgamate, consolidate, or merge with or into another body corporate:

●	any common shares receivable on redemption under the PSU plan are converted to other securities, property or cash that a participant would have receive upon such amalgamation, consolidation or merger, had the PSUs been redeemed for common shares immediately prior thereto;
●	for the purposes of determining the cash payment on redemption, the cash payment will be equal to the fair market value on the redemption date of the securities, property and/or cash which the holders would have received for a common share upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto.

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

●	the board can use its discretion to determine the manner in which all outstanding PSUs shall be treated, including requiring acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

If a third party makes an offer to buy all of our common shares:

●	the board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

Making changes to the PSU Plan

Under the PSU plan, except as described below, shareholders must approve all changes to the PSU plan, including changes that involve:

●	changing the number of common shares that can be reserved for issue under the plan, including:
●	increasing the fixed maximum or fixed maximum percentage;
●	changing from a fixed maximum number to a fixed maximum percentage;
●	changing from a fixed maximum percentage to a fixed maximum number;

Under the PSU plan, we will not need shareholder approval to make changes like:

●	changing the termination provisions of the PSU or PSU plan, as long as it does not extend beyond the original expiry date;
●	making housekeeping changes like correcting errors or clarifying ambiguities;
●	updating the plans to reflect changes in the governing laws, including any TSX compliance requirements.

Furthermore, the board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material and adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

Under the PSU plan, the plan may be suspended or terminated at any time by the board. The termination of the plan may not affect any PSUs granted under the plan prior to the termination.

The full text of the proposed PSU plan is set out in Schedule E to the circular.

Ordinary resolution

The shareholders are being asked to approve the following ordinary resolution:

“BE IT RESOLVED THAT:

1.	the Eldorado Gold Corporation (the Company) Performance Share Unit Plan (the PSU Plan) dated as of May 1, 2014, as described in the Company’s management proxy circular dated March 20, 2014 (the Circular) and set out in Schedule E to the Circular be and is hereby approved with an effective date of May 1, 2014.
32

2.	the maximum number of outstanding common shares of the Company that may be issued under the PSU Plan is set at 3,130,000 common shares of the Company.
3.	any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the forgoing resolution.”

(the PSU Plan Resolution)

Passage of the PSU Plan Resolution will require approval by a majority (50% + 1) of the votes cast on the matter at the meeting. It is the recommendation of management and the board that shareholders vote FOR the ordinary resolution approving the PSU Plan Resolution. Unless otherwise instructed, the Eldorado proxyholders will vote FOR the PSU Plan Resolution.

Governance

Management and the board of directors recognize the value of good governance practices in its business and affairs for the benefit of all stakeholders.

We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with all of our stakeholders.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX and corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC in the U.S.

Ethical business conduct

Our code of business conduct and ethics promotes integrity and deters wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The code applies to our directors, officers, employees and contractors and reinforces our commitment to ethical business conduct. Complying with the code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the code.

The code addresses six key areas:

1.	handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest.
2.	protecting and properly using our corporate assets.
3.	keeping our corporate information confidential and providing for trade restriction in appropriate circumstances.
4.	treating our security holders, customers, suppliers, employees and competitors fairly and ethically.
5.	complying with laws, rules and regulations.
6.	reporting any illegal or unethical behavior.

Directors, officers, employees and contractors must read the code when they join the board or start working for us. They must acknowledge that they understand the code and attest to their compliance every year.

We adopted the code in October 2004, and review it annually and update it to provide continued compliance with our business principles which form the foundation of how we do business everywhere we operate.

The code is posted in all of our offices and operations. It’s also available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com) and by contacting our corporate secretary.

33

Provisions of the code may be waived for directors or executive officers (including our senior financial officers) only if it is approved by the board. We will publicly disclose any waiver of the code that is granted to a director or executive officer, or any amendments to a waiver or the code itself. We will disclose any waiver to shareholders within four days of it being granted. Any material departure from the code by a director or executive officer that constitutes a material change will be disclosed in a press release and a material change report to the extent required under National Instrument 51-102.

Whistleblower policy

As part of the code, we adopted a “whistleblower” policy so any director, officer or employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal or unusual behavior that violates laws, government regulations or our code of ethical business conduct.

Reports can be made anonymously over the whistleblower hotline to:

Ethicspoint T. 1.866.384.4277 www.ethicspoint.com (click “file a new report”)	Chair of the audit committee Robert Gilmore 735 Leyden Street Denver, Colorado 80220 USA T. 303.601.7344 gilmores735@gmail.com	Corporate secretary Dawn Moss 1188 – 550 Burrard Street Vancouver, BC V6C 2B5 T. 604.601.6655 dawnm@eldoradogold.com

All reports are taken seriously and addressed immediately by either the chair of the audit committee or the corporate secretary. They will investigate the matter, then discuss it in more detail to determine an appropriate response, which can include implementing corrective action and preventive measures as necessary.

Reports can be filed in any language. Ethicspoint will translate a report into English and send it to the chair of the audit committee or corporate secretary for appropriate follow-up.

The whistleblower hotline is tested periodically as part of the company’s internal control procedures.

We will not condone any retaliation against a director, officer, employee or contractor, or our affiliates or subsidiaries if someone is acting in good faith in reporting any violations to the board.

About the board

Our board of directors oversees management, who is responsible for the day to day conduct of our business.

The board is responsible for acting in good faith in our best interests, exercising care, diligence and skill in carrying out its duties and responsibilities; meeting its obligations under the CBCA, our articles and our by-laws, and any other relevant legislation and regulations governing our business.

Duties and responsibilities

The board works with management to establish long-term goals and the strategic planning process, and is responsible for monitoring our progress in achieving our corporate strategy.

We have a highly engaged board that takes an active role in:

•       assessing and monitoring internal systems for managing the risks of our business;

•       establishing our standards of ethics, risk management, governance, succession planning, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting; and overseeing our community relations and practices and procedures on health, safety and the environment.

34

The board has adopted a written terms of reference which describes its responsibility for stewardship, including:

•       being satisfied with the integrity of the CEO and other executive officers, and their effort in creating a culture of integrity throughout the organization;

•       adopting a strategic planning process, and approving the strategic plan at least once a year; the strategic plan must address the opportunities and risks of our business, among other things;

•       identifying the principal risks of our business and implementing appropriate systems to manage these risks;

•       overseeing our succession planning, including appointing and monitoring the development of senior management;

•       adopting a communications policy;

•       overseeing our internal control and management information systems;

•       developing our approach to corporate governance, including specific governance principles and guidelines for Eldorado;

•       developing a process for receiving feedback from shareholders and holders of other securities, and

•       adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance.

Position descriptions

As well as developing its own terms of reference the board has developed terms of reference for the chairman of the board and its committees. The board reviews these terms of reference annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.

The board has also created and approved a position description for the CEO that is reviewed annually by the compensation committee in combination with the CEO performance evaluation.

The board’s terms of reference are attached in Schedule F. Terms of reference for the board, together with those of the chairman of the board, and our four standing board committees are available on our website (www.eldoradogold.com) or by contacting the corporate secretary.

Director independence

The board considers a director to be independent if he has no direct or indirect material relationship that the board believes could reasonably be perceived to materially interfere with him exercising independent judgment in accordance with National Instrument 58-101, the independence requirements of the NYSE and as recommended by ISS.

The CGNC considers the relationship of the company to each of the directors and has determined that eight of the nine members of the board are independent and seven of the eight nominees are independent. Mr. Wright is not independent as he is considered to have a material relationship with the company in his position of CEO.

The chairman of the board is independent, and our four standing board committees are made up entirely of independent directors.

Independent advice

The board has a policy which allows individual directors to engage outside advisors if they believe it’s necessary to carrying out their responsibilities. The committee chair is responsible for approving the engagement of outside of advisors. The company is responsible for the costs of the advisor services.

What we expect of our directors

We expect our directors to commit their time, expertise and act with integrity and be excellent collaborators for the benefit of the company and its stakeholders when they are elected to our board.

They are responsible for understanding the roles and responsibilities of the board as a whole and their individual role as director, as mandated in the terms of reference and the code.

35

Directors receive a comprehensive orientation when they join the board so they understand its role and role of the committees, the contribution we expect of each director and the nature and operation of our business. They are responsible for maintaining continued familiarity with the company’s activities and building relationships with senior management.

Directors routinely visit the company’s operations and in 2013 our directors visited our Hellas Gold Projects in Halkidiki, Greece including the Stratoni Mine, Skouries Project and Olympias Project. They also visited the Perama Hill development project in Alexandroupolis, Greece and the Certej Project in Romania. At each of the regularly scheduled meetings of the board directors receive an in-depth report and presentation on each of our business units and meet with selected regional management on a specific undertaking of that operation.

Conflicts of interest

To the best of our knowledge, and other than disclosed in this circular, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers, except that some of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as a director of Eldorado and their duties for other companies. Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest to the chairman of the board and to the CGNC which may arise and are expected to govern themselves to the best of their ability according to the laws in effect.

In compliance with the CGNC terms of reference, the CGNC has established a process to determine when a conflict of interest is considered to exist between a director and the company, the procedures to report or disclose such conflict and for the review by the CGNC of any conflict of interest issues identified or reported. Following its review, the CGNC will make such recommendation to the board for a decision on any action to be taken.

The board takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself from the appropriate portions of the board and committee meetings so the remaining directors can discuss the issue openly and candidly.

Share ownership

The board believes share ownership is important because it aligns the interests of our directors and named executive officers with the company’s interests and those of our shareholders.

In 2008 the board determined that all of the independent directors are required to hold at least two times their annual retainer in Eldorado shares within three years of being elected or appointed to the board. Under the terms of independent director share ownership mandate all of the independent directors currently meet our share ownership requirement. We measure the value of director shareholdings at the higher of the value at issue date or fair market value at January 31 of the current year.

In February 2014, the board resolved that the CEO be mandated to own at least three times annual base salary in Eldorado shares. All of the other named executive officers are required to hold at least two times their annual base salary in Eldorado shares. Share ownership must be achieved by December 31, 2018 or within five years of appointment as a named executive office to the company. Under the terms of the executive officer share ownership mandate all named executive officers meet their ownership requirement. We measure the value of the named executive shareholdings at the higher of the value at issue date or fair market value January 31, of the current year.

All directors and named executive officers are currently in compliance with the company’s share ownership policy.

Orientation and continuing education

Our orientation process familiarizes new directors with our business, including our exploration, development and operation activities, the role of the board and board committees and our expectations of individual directors. Directors receive written monthly reports from management, in-depth quarterly reports at regularly scheduled board meetings, attend annual presentations by our international senior management and visit our sites to experience our operations and development projects first hand. In 2013 the board visited the company’s projects in Greece and Romania.

36

We introduced a director accreditation program in early 2011 as part of our continuing education program. It was a three-part program, developed with the Institute of Chartered Secretaries and Administrators (ICSA) to supplement the board’s finance, business and industry experience, and focuses on critical areas of governance like strategy, and risk management. At the time of the 2014 annual meeting of shareholders all current independent director, with the exception of Mr. Reid, have received the Director Accreditation designation (Acc. Dir.). Directors maintain their Acc. Dir. by attending educational sessions on topics of interest or concern to directors organized by the CGNC and management. Directors may also attend externally organized educational sessions at the expense of the company. Newly elected directors may attend the ICSA director accredition program at the company’s expense. Committee members are encourged to attend courses or seminars directly related to the duties of their committees. Educational seminars on Anti-Corruption & Bribery and Risk Assessment were held in 2013 with all independent directors in attendance.

Board evaluation and renewal

Assessing the board

The CGNC conducts an annual assessment of our directors together with the completion of a matrix of competencies for the current board so that the board maintains the right mix of skills and experience for the company and its business interests. An evaluation questionnaire is prepared annually and is designed to encourage candid feedback on the effectiveness and contribution of individual directors, the committees, the board and management. The CGNC tabulates the results and provides its report to the board.

Nominating new directors

The directors undertake an extensive program for the identification and nomination of new directors to the board. The process includes dialogue at each regularly scheduled CGNC meeting and the annual completion of a competency matrix of the current board to assist in charting the requirements of the board for the current and future years. The competency matrix includes among other things, gender, age, years remaining until retirement, residency, nationality, residency, service on other boards, education and experience.

The OSC recently published proposed changes to the disclosure requirements relating to gender diversity. If these proposals become final, the CGNC, in consultation with the board, will proceed with a review of its director succession planning protocols to take into consideration both the needs of the board to renew and strengthen the collective skills and expertise of the directors and to comply with any new requirements.

Succession planning

Succession planning is an important part of the activities of the CGNC, which sets aside time at regularly scheduled meetings of the board to discuss the board’s current mix of skills, experience and competencies to help to identify the skill sets and kind of individuals that will enhance the proficiency and effectiveness of the board. The CGNC is responsible for establishing the size and composition of the board and qualifications for new board members.

The committee reviews the input from the competency matrix then develops the criteria for new director candidates. Directors are asked to recommend individuals to be nominated for election to the board at the annual meeting who meet the established criteria, and who have sufficient time available to devote to Eldorado’s affairs. In selecting a director candidate, the board looks for individuals who will bring value to the company through the knowledge and experience he or she has gained in their education and their working life. Potential nominees undergo an interview and approval process managed by the CGNC. All directors and named executive officers have the opportunity to participate in the interview process.

37

Directors can be re-elected to the board annually, the retirement age of a director is the end of the annual meeting following their 73rd birthday. The board, however, has discretion on extending a director’s retirement age if it considers that such an extension is in the best interests of the company.

Mr. Wayne Lenton reached the age of retirement effective the 2013 annual shareholder meeting. The board determined to extend Mr. Lenton’s tenure based on his high level of expertise and contribution to the board through his combined board experience, technical expertise and sound judgement. Mr. Lenton will be retiring from the board this year and will not be standing for re-election at the meeting. The board and the company thank Mr. Lenton for his years of service, dedication and commitment providing to the company his extensive technical and compensation experience. Mr. Lenton has been an independent director of the company since 1995 and has served as the chair of the compensation committee, as a member of the sustainability committee and on the reserve and resource review panel.

Serving on other boards

Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction. See the director profiles starting on page 15 for information on each director.

A director must submit notification to the chairman of the board and the chairman of the CGNC prior to joining another board. The CGNC will make an assessment to determine when a conflict of interest is considered to exist between a director and the company.

Communicating with the board and management

We follow a communications policy that outlines our commitment to full, accurate, clear and timely disclosure and our process for reviewing, approving and distributing our financial disclosure documents and significant investor materials.

The board recognizes that while communication with shareholders is predominantly the responsibility of management, it is important that the board undertake constructive engagement with shareholders to encourage shareholders to provide their views on governance matters. The discussions are limited to an exchange of views about governance and the company’s disclosure that is within the public domain. Such exchanges do not include discussion of material undisclosed information. There is increased engagement between the board and the company’s shareholders. In 2013, independent members of the board met with shareholders and organizations representing groups of shareholders who expressed an interest in such meetings. Shareholders can also contact the board through e-mail to the corporate secretary.

You can communicate directly with the board by writing to the chairman of the board at our corporate office:

Chairman of the Board

c/o Corporate Secretary
Eldorado Gold Corporation
Suite 1188, Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Please mark the envelope Private and confidential.

Throughout 2013 investors were provided the opportunity to meet with the company’s executive including the CEO, the President, the Chief Financial Officer, and the Chief Operating Officer. In addition, investors toured the company’s operations in Greece and in Turkey and had access to senior management personnel at each of the operations.

Shareholder Proposals

If you want to submit a shareholder proposal to be presented at our 2015 annual general meeting, it must be sent to our corporate secretary by January 2, 2015 for it to be considered for inclusion in our 2015 management proxy circular.

38

Send the proposal to:

Corporate Secretary Eldorado Gold Corporation Suite 1188, Bentall 5 550 Burrard Street Vancouver, British Columbia Canada V6C 2B5	dawnm@eldoradogold.com 1.604.687.4026 (fax)

Board committees

The board carries out its mandate directly or through its committees, which are comprised entirely of independent directors.

All of the committee members meet the standard of director independence as set out by the Canadian Securities Administrators in National Instrument 58-101 and the corporate governance standards of the NYSE.

Members of our audit committee are also independent and financially literate according to Multilateral Instrument 52-110.

The CEO does not participate in making appointments to the committees of the board.

From time to time the board may appoint special committees to the board if warranted by the company’s current business activities.

In 2013 the board has four standing committees:

Audit

Compensation

Corporate governance and nominating

Sustainability

In January 2014 the board appointed directors to the succession planning and search committee. The members of this committee have not yet developed a terms of reference for the board’s consideration and approval.

Audit committee

The Audit committee is currently made up of four financially literate, independent directors:

Robert Gilmore (chair) Ross Cory Michael Price Donald Shumka

All four members of the Audit committee are financially literate, meaning they are able to read and understand the company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the company’s financial statements. Mr. Gilmore, our committee chair, is an audit committee financial expert as defined by the SEC. A certified public accountant, Mr. Gilmore has the accounting or related financial management experience that is required under the NYSE rules.

The committee is responsible for:

•       overseeing financial reporting, internal controls, the audit process, our public disclosure documents relating to financial statements and overseeing our code of business conduct and ethics;

•       recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation;

•       pre-approving audit, audit-related and tax services to be provided by the external auditor; and

•       reviewing our hiring policies for former employees in an audit or finance role and the terms of engagement for the external auditor.

39

The external auditor reports directly to the audit committee. KPMG performed audit services in 2013. In July 2012, our audit partner changed. Best practices and audit committee policy, requires a new lead audit partner every five years. The audit committee adopted a policy in 2005 that non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. Generally these services are provided by other firms under separate agreements approved by management.

The terms of reference for the Audit committee can be found on the company’s website (www.eldoradogold.com) or by contacting the company’s corporate secretary.

Compensation

Report by the compensation committee

This section discusses our compensation practices and decisions.

The compensation committee is responsible for developing our director and executive compensation and policies, in consultation with, among other parties, senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado’s talent and workforce needs. It is also responsible for reviewing these policies annually and recommending any changes to the board as appropriate, reviewing and approving the terms of employment and performance objectives for the named executives, and assessing the performance of the CEO. The terms of reference for the Compensation committee can be found on the company’s website (www.eldoradogold.com) or by contacting the corporate secretary.

Independent decision-making, establishment of compensation philosophy and policies, and providing a clear and comprehensive explanation of director and executive compensation is critical to the integrity of the committee.

None of the committee members has been an employee or executive officer of the company or has or has had a material relationship with the company, taken a loan or had an interest in any material transactions involving Eldorado.

None of the named executives have served on the Compensation committee or board of another company whose executive officers are members of this committee or our board.

In 2013 the company’s CEO and other executive officers had a role in certain executive compensation decisions, including:

•	making recommendations to the board regarding annual business goals and objectives which are then approved by the board to determine a structure under which the annual goals and objectives of other executive officers and employees of the company and its operations align;
•	made recommendations regarding executive officer base salary adjustments, target annual bonus awards and actual payouts, stock-based grants and restricted share units grants; and
•	made recommendations to the Compensation committee regarding the company’s equity based compensation plans, amendments to such plans and implementation of a performance share units plan

The Compensation committee reviews the recommendations of the CEO and the other executive officers and uses its discretion to amend recommendations prior to making recommendations to the board.

None of the CEO or the other named executive officers made recommendations with respect to their own compensation packages.

Engagement of Compensation Advisors

Towers Watson

The Compensation committee has engaged Towers Watson as its compensation advisor since 2010 to provide advisory services to the Compensation committee with respect to the following matters:

•	peer group review;
40

•	executive compensation review;
•	pension plan review;
•	long term incentive plan design;
•	relative pay for performance analysis; and
•	director compensation review

Towers Watson also provided general compensation support to management including:

•	review of the long term incentive plan structure; and
•	review of and comment on the circular.

In 2013, Towers Watson was compensated $85,737 for its services to the board and management

Morneau Shepell

The Compensation committee engaged Morneau Shepell to provide actuarial services and advise on the design and structure of the company’s pension plan.

Morneau Shepell also provided advisory services to the participants in the pension plan.

In 2013, Morneau Shepell was compensated $134,283 for its services to the board and management.

Director compensation

Towers Watson was engaged to complete extensive reviews of the company’s peer group companies and compare them to the company’s director compensation. At the conclusion of its review in 2013, the committee recommended that the board make changes to the Officers and directors plan to align the plan with corporate governance guidelines. For information on the proposed amendments to the Officers and directors plan, see page 27).

No changes were recommended for adjustment to the director cash component of retainers and meeting fees which will be frozen at 2013 levels in 2014. No changes were recommended for adjustment to the director equity component of compensation for 2013. Directors, at their option, may receive DUs in lieu of cash compensation. For details of independent director compensation see page 42 of the Compensation discussion and analysis.

Executive compensation

The Compensation committee conducts a thorough review of executive compensation every year to make sure our compensation practices remain competitive with our peer group companies while continuing to meet the company’s human resources needs to achieve the success of our operating and capital plans. Our investigation and analysis includes engaging advisors and consultants in the fields of compensation and pension. These advisors and consultants undertake an extensive review that involves the comparison of our practices with our peer group and a review of economic events and industry developments that affect the commodities market. Towers Watson has assisted the compensation committee to perform these extensive investigations and analysis since 2010, which include the development of the company’s formulated approach to total compensation including base salary, short term incentive program and our long-term incentive equity (stock options and restricted share units (RSUs). In 2014, the company will ask the shareholders to vote on the implementation of a the PSU plan (See page 30).

Proposed changes for 2014

For 2014 the compensation committee implemented the CEO’s recommendation to freeze base salary compensation for all executive and senior management personnel at 2013 levels.

In conducting its review the compensation committee:

•	conducted a detailed review of each executive’s performance against his or her corporate and individual objectives as set out under our short-term incentive plan;
41

•	reviewed CEO proposals for compensation for senior officers in accordance with the company’s cash compensation program and made its recommendation for executive officer compensation to the Board;
•	reviewed CEO proposals for long-term incentive awards for company personnel and approved the grant of such awards;
•	reviewed CEO proposals for long-term incentive awards for executive officers in accordance with the company’s compensation policy and made recommendation for such awards to the Board;
•	completed the CEO evaluation and made recommendations to the Board for CEO base compensation and corresponding long term incentives in accordance with the company’s compensation program; and
•	made recommendations to the board about other compensation components.

At the conclusion of the review, the compensation committee confirmed that the design of the company’s compensation policy and programs including the introduction of a PSU plan are sound and align executive compensation with company performance using metrics that are significant in delivering long term value to the company and its shareholders.

For a detailed review of executive compensation practices and factors considered by the compensation committee, see the Compensation Discussion & Analysis on page 46 in this circular.

The committee has reviewed the compensation disclosure in this document and believes its compensation review and recommendations are appropriate and in the best interests of the company and its business activities.

Wayne D. Lenton (committee chair) Robert Gilmore Geoffrey Handley Jonathan Rubenstein

Directors

Compensation discussion and analysis

Directors are paid an annual retainer, attendance fees and equity compensation for serving on our board.
Mr. Wright does not receive these fees because as our CEO he is a member of management and is not an independent director. See page 64 for his compensation for 2013.

The table below details the 2013 and 2014 retainer and fee structure for independent directors. We pay cash retainers and fees quarterly.

Director compensation ($)	2013	2014
Annual retainers • member of the board of directors • chairman of the board	105,000 200,000	105,000 200,000
Annual committee retainers • audit committee chair • compensation committee chair • CGNC chair • sustainability committee chair	40,000 25,000 15,000 15,000	40,000 25,000 15,000 15,000
Board and committee meeting fee (per meeting)	1,500	1,500
Equity retainer	105,000	105,000
Estimated total compensation*	234,000	234,000
42

* Assumes a total of 16 Board and committee meetings per year by a member of the board who is not chairman, and excludes any committee chair retainers

Equity compensation

In 2013 directors were eligible to elect to receive DUs or stock options or a mix of DUs and stock options in the aggregate of $105,000 in value. The value of stock options was not to exceed $100,000. (See page 45 for details of director equity for 2013).

DUs are settled in cash only. All or a portion of the Director’s cash compensation may be taken in DUs, such election to be made by the final day of the quarter in which the retainer is earned, or in the case of a director who is a resident or citzen in the United States not later than December 31 of the previous year. DUs are administered under the terms and conditions of our deferred unit plan (see below for details.)

Travel and other fees

Directors have a travel allowance of $750 per day and are reimbursed for travel and hotel costs for travel to our board and committee meetings from outside of British Columbia. They are also reimbursed for incidental expenses they incur while serving on the board.

Deferred unit plan

The board adopted a deferred unit plan as of July 15, 2010 as amended and restated as of February 20, 2014 to incorporate a number of changes, including adding provisions relating to U.S. participants, addressing tax related matters and providing drafting consistency with other various equity plans as well as making other drafting changes.

DUs represent notional Eldorado common shares based on the value of our common shares. From and after February 20, 2014, the DUs will earn dividend equivalents whenever cash dividends are paid on common shares.

Under the deferred unit plan, the board can grant DUs to eligible independent directors, designated by the board, on the following terms:

•	the market value of a DU is the closing price of an Eldorado common share on the TSX on the day prior to the relevant date;
•	DUs are denominated in common shares when they are credited to a participant’s account.

Participants may redeem the DUs after the termination date – the earliest date that both of the following conditions are satisfied:

•	the date that the participant is no longer a member of our board for whatever reason, including resignation, disability, death, retirement, or loss of office as a director;
•	the date that the participant is neither an employee, nor a member of our board or any corporation related to Eldorado for the purposes of the Income Tax Act (Canada).

Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our CEO, President, CFO or Corporate Secretary, specifying the redemption date, which must be by a date not later than December 15 of the first calendar year following the calendar year of the termination date.

DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 trading days of redemption date, and prior to December 31 of the first calendar year following the calendar year of the termination date.

Certain additional restrictions (including in respect of redemption and payout of DUs) and requirements apply to U.S. designated participants.

Directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the plan.

43

2013 compensation details

Director compensation table

Our directors earned a total of $1,800,000 in 2013, including $966,000 in cash compensation. The table below shows the breakdown of total compensation earned by each director in 2013.

Mr. Wright does not receive director fees because he is a member of management as our CEO, and is not an independent director. See page 64 for his compensation in 2013.

Name	Fees earned ($)	Share-based awards[3] ($)	Option-based awards[4] ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ross Cory[1]	136,500	114,000	-	n/a	n/a	n/a	250,500
Robert Gilmore[1]	274,500	105,000	-	n/a	n/a	n/a	379,500
Geoffrey Handley[1]	118,000	105,000	-	n/a	n/a	n/a	223,000
Wayne Lenton[1]	152,500	120,000	-	n/a	n/a	n/a	272,500
Michael Price	130,500	105,000	-	n/a	n/a	n/a	235,500
Steve Reid	80,500	7,500		n/a	n/a	n/a	88,000
Jonathan Rubenstein	133,500	105,000	-	n/a	n/a	n/a	238,500
Donald Shumka	63,000	172,500	-	n/a	n/a	n/a	235,500

Notes

1.	The following directors served as committee chairs in 2013:
•	Mr. Gilmore – chair of the Audit committee
•	Mr. Lenton – chair of the Compensation committee
•	Mr. Cory – chair of the CGNC, and
•	Mr. Handley – chair of the Sustainability committee.
2.	Share-based awards is the amount that directors received in DUs in 2013. The number of DUs are calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash, have no value at the date of grant, and do not earn dividend equivalents.
3.	Option-based awards is the amount that directors received in stock options in 2013. The number of stock options is calculated by dividing the total value of the grant by the value of an option using the Black scholes method.
44

Incentive plan awards

The following table shows the unexercised options and unvested Dus the independent directors held as of December 31, 2013.

		Option-based awards				Share-based awards
Name	Grant date	Un-exercised stock options as at December 31, 2013 (#)	Option exercise price ($)	Option expiry date	Value of un-exercised in-the-money stock options at December 31, 2013[1] ($)	Unvested DUs as at December31, 2013[2] (#)	Value of unvested DUs at December 31, 2013[3] ($)	Value of DUs vested at December 31, 2013[3] ($)
Ross Cory	May 12 2009 Feb 23 2011 Feb 28 2012	20,000 24,390 37,736	9.81 16.66 15.22	May 12,2014 Feb 23, 2016 Feb 28, 2017	- - - -	30,032	181,093	0
Robert Gilmore	May 12 2009 Feb 23 2011 Feb 28 2012	6,700 24,390 37,736	9.81 16.66 15.22	May 12, 2014 Feb 23, 2016 Feb 28, 2017	- - - -	28,540	172,096	0
Geoff Handley	May 12 2009 Feb 23 2011 Feb 28 2012	20,000 24,390 37,736	9.81 16.66 15.22	May 12, 2014 Feb 23, 2016 Feb 28, 2017	- - - -	40,220	242,527	0
Wayne Lenton	May 12 2009 Feb 23 2011 Feb 28 2012	20,000 24,390 37,736	9.81 16.66 15.22	May 12, 2014 Feb 23, 2016 Feb 28, 2017	- - -	30,928	186,496	0
Michael Price	May 10 2011 Feb 28 2012	100,000 37,736	15.22 15.22	May 10, 2016 Feb 28, 2017	- -	17,543	105,784	0
Steve Reid	May 8 2013	100,000	7.19	May 8, 2018		1,244	7,501	0
Jonathan Rubenstein	May 12 2009 Feb 23 2011 Feb 28 2012	75,000 24,390 37,736	9.81 16.66 15.22	May 12, 2014 Feb 23, 2016 Feb 28, 2017	- - -	28,540	172,096	0
Donald Shumka	May 12 2009 Feb 23 2011 Feb 28 2012	20,000 24,390 37,736	9.81 16.66 15.22	May 12, 2014 Feb 23, 2016 Feb 28, 2017	- - -	39,026	235,327	0

Notes

1.	The value of the stock options is based on the difference between market value of $6.03 per share, the closing price per Eldorado common share on the TSX as of December 31, 2013 and the exercise price, even though these options have not been and may never be exercised. Any actual gains will depend on the value of our common shares on the date they are exercised.
2.	The number of DUs granted is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash, and do not earn dividend equivalents.
45

3.	The value of the DUs is based on a market value of $6.03 per share, the closing price per Eldorado common share on the TSX as of December 31, 2013. Any actual value will depend on the value of our common shares on the date the DUs are redeemed. The right to request redemption of DUs does not occur until the termination date.

The next table shows the value of incentive plan awards that were vested or earned by each independent director in 2013.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
Ross Cory	0	0	0
Robert Gilmore	0	0	0
Geoff Handley	0	0	0
Wayne Lenton	0	0	0
Michael Price	0	0	0
Steve Reid	15,000	0	0
Jonathan Rubenstein	0	0	0
Donald Shumka	0	0	0

Notes

1.	The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
2.	The right to request redemption of DUs does not occur until the termination date. The value of the DUs is based on the number of DUs vested multiplied by the closing share price on the vesting date.

Executives

Compensation discussion and analysis

We have developed compensation practices and procedures to meet six key criteria:

•       attract and retain an outstanding executive team;

•       recognize competitive industry standards;

•       reward performance according to pre-determined objectives;

•       provide insurance and retirement benefits; and

•       acknowledge the reporting requirements of securities regulators and corporate governance advisors

This section discusses our executive compensation program – our philosophy and approach, the different components, the board’s key compensation decisions for our most senior executives for 2013 and 2014, and how our executive compensation compares to our performance and that of our peers.

We refer to our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated officers as our named executives:

Paul N. Wright, Chief Executive Officer

Norman S. Pitcher, President

Fabiana E. Chubbs, Chief Financial Officer

Paul J. Skayman, Chief Operating Officer

Dawn L. Moss, Executive Vice President, Administration and Corporate Secretary

Philosophy and approach

Delivering solid financial and operational performance through a number of years of intensive growth while maintaining our position as one of the lowest cost gold producers demands executive leadership with substantial knowledge, experience and agility. Our approach to compensation is based on attracting and retaining well qualified, high caliber individuals by:

46

•       offering a base salary competitive with our peer group and within industry parameters;

•       motivating senior executives to deliver high performance relative to corporate, operational and individual goals without encouraging excessive risk taking;

•       offering forms of compensation that recognize individual and team performance;

•       offering an equity component to align executives’ interests with those of our shareholders balancing rewards to recognize short-term results and long term strategic development; and

•       maintaining a corporate culture that incorporates a sensibly sized executive team that fosters effective management.

Pay and performance – an overview

Committed to delivering a strong pay for performance program, the company focuses on providing a substantial portion of total direct compensation (TDC) for our named executives in variable incentive compensation tied to short- medium- and long-term performance.

Pay Element	Pay Mix*	Performance Orientation
Salary	23% of TDC	Reflects market values with performance-based increases
Short-term incentive plan (STIP)	27% of TDC	Aligned with stretch financial and operational performance targets
Long-term incentives (50% restricted share units and 50% stock options)	50% of TDC	The value of the LTI award at the time of grant varies based on the STIP award Ultimate value received is dependent on absolute share price performance

* Based on an average for all named executives

We look at performance from various operational and financial perspectives that are designed to drive long-term shareholder value creation. Our STIP includes a set of stretch objectives aligned with various financial and operational metrics. We set clear targets and measure corporate, operational and personal performance against these targets. As a result of our 2013 performance, total STIP awards for the named executives decreased by 11.35% compared to 2012.

The following summarizes our performance relative to our peers over the past one and three years. We have grown our reserves consistently and faster than most of the companies in our peer group while maintaining cash costs amongst the lowest of our peers. Our production growth has been below our peers and is reflected in the performance score within our 2013 short-term incentive plan while our Total Shareholder Return performance (TSR) impacts the value received by our named executives within our long-term incentive plans.

47

In reviewing the alignment of our compensation programs relative to performance, we look at two different perspectives of total direct compensation:

Realizable pay	Summary compensation table pay

Dynamic number that captures the current value of outstanding equity awards

Includes salary, actual STIP, and the current accrued value of outstanding stock options and restricted share units. The values ultimately received could vary depending on future performance

Static number that illustrates pay opportunity

Includes salary, actual STIP and the estimated grant date values of stock options and restricted share units, including the special bonus based on the date it was awarded

Does not reflect the impact of share price on the ultimate value received through equity awards

Note: Dynamic number is impacted by changes in share price until awards are settled/exercised and that captures the current value of outstanding equity awards. Static number is based on share prices at the time of grant and illustrates pay opportunity.

This chart illustrates the alignment between Mr. Wright’s realizable pay over the past three years and TSR of the company relative to our peer group. As an example of the difference in the pay perspectives, realizable pay addresses the fact that the past three stock option awards are currently out of the money.

Benchmarking

We benchmark executive compensation against a peer group of other mining companies to stay competitive and as a key tool for determining retention requirements.

We develop our peer group based on companies that have similar industry characteristics. In developing the peer group, we look at mining companies with comparable revenue, market capitalization operations. Our market capitalization is positioned between the 50th and 75th percentiles of the peer group and revenue between the 50th and 75th percentiles.

In 2012 the company’s peer group consisted of seven primarily gold mining companies. In 2013 the Compensation committee engaged Towers Watson to undertake a focussed study designed to establish an expanded peer group in consideration of the following:

•	significant year-over-year variability, when compared to the 75th percentile;
•	Eldorado’s production diversifying beyond gold; and
•	the use of a broader group of mining companies used by proxy advisory firms when assessing Eldorado relative to market

Reflected in the findings of Towers Watson was the company’s industry, size, and geographical coverage and their review included:

•	Canadian-listed companies for comparability and market compensation data availability;
•	similarly-sized overseas gold companies for consideration;
•	broader metals & mining companies on a more targeted basis (i.e., excluding aluminum and steel)
•	focus on companies of a comparable size;
•	peers that have similar business operations but larger scope;
•	excluded royalty or holding companies without actual operations; and
•	organizations comparable in size with Eldorado at approximately the 55th -65th percentile in market cap and assets
48

The review resulted in the company adopting a refined list of nineteen peer group companies.

2013 Peer Companies
Alacer Gold Corp	Barrick Gold Corporation	Turquoise Hill Resources Ltd.
Agnico-Eagle Mines Limited	First Quantum Minerals Ltd.	Randgold Resources Limited
Centerra Gold Inc.	Yamana Gold Inc.	IAMGOLD Corporation
Pan American Silver Corp	Kinross Gold Corporation	Goldcorp Inc
Hudbay Minerals Inc.	Lundin Mining Corporation	New Gold Inc.
Newmont Mining Corporation	Osisko Mining Corporation
Sherritt International Corporation	Teck Resources Limited

In assessing our scope and performance against the peer companies, we also consider various factors including: share price appreciation and growth in market capitalization, revenue asset base and location of assets, net income, number of operating mines, capital expenditures, gold production, proven and probable gold reserves growth, cash costs per ounce of gold and the relative size of the senior management team (VP and above).

Pay positioning and pay mix

To support Eldorado’s aggressive growth targets, following the 2011 compensation review, the board adopted a compensation philosophy for total direct compensation to target 80 – 120 percent of the 75th percentile of our peer group. Actual pay positioning might be above or below the above target range based on actual performance achieved for the period.

So that competitive pay is only delivered upon the achievement of our targets, the board approved an approach for determining the mix of total compensation for executives and officers whereby the majority of the compensation is performance-contingent, as follows:

•       50% of total compensation to be provided in cash compensation including base salary and STIP; and

•	the equivalent of total cash compensation in long term incentives (50% in the form of stock options and 50% in restricted share units).

Note: these percentages are not rigid for all employees

The value of long-term incentives at the time of grant equals one times base salary plus the actual STIP award for the prior year’s performance to create alignment between all of our incentive programs.

The number of equity grants will increase or decrease dependent upon the success or failure of the recipient’s achievement of the specific corporate, operational and personal performance objectives determined annually under the STIP. The realized long-term incentive award value is also subject to future share price performance.

As a component of full career performance the company’s retirement arrangements are designed to support long-term retention through the commodity cycle.  Two of the current named executives and all new participants will have their retirement benefits capped.  In 2013 cash compensation levels had a significant one-time impact on the value of our retirement arrangements. We anticipate that the increases in our pension obligations will moderate as the total impact of the increased cash compensation opportunities is fully reflected within the earnings definition of the plan.

Compensation components

Our executive compensation program is made up of seven components that reward performance over different time periods. We use cash compensation for current year performance and equity compensation to reward longer term performance.

49

* No Merit awards and bonus awards units were granted to the named executives in the year ended December 31, 2013.

Base salary

We compare base salaries to similar positions in our peer group to set our annual salary levels.
We generally target salaries between 80 and 120 percent of the 75th percentile of our peer group.

Short term incentive plan

Our STIP is designed to reward executives with annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures.

The plan:

•         is an incentive bonus designed to reward each participant for their contribution;

•         aligns individual contributions with the company’s objectives;

•         communicates the key objectives we value most highly, and

•         rewards senior management for achieving objectives commensurate with our business and operational results.

The STIP award is calculated as follows:

Base salary

Annualized salary on December 31.

Target award levels

Each participant’s target award level is expressed as a percentage of base salary, and awarded if he or she meets their target achievement level for each objective.

Weighting factors

Each corporate, operational and personal objective is assigned a weighting, which varies by named executive.

Achievement level factors

Performance is based on how well we achieve each STIP objective. There are three levels of performance, each receiving a corresponding performance factor that is used in calculating the STIP award. The factor is prorated linearly if our performance falls between two levels.

50

If we achieve:	Our performance factor is:
threshold performance	0.0	• this is non-stretch or minimum level of performance, so no award is paid
target performance	1.0	• our performance generally reflects the business plan or budget for the year – this is our desired level of stretch performance
challenge performance	2.0	• our performance exceeds business plan expectations – this is exceptional performance so the maximum incentive award is paid

The compensation committee can use discretion to assign a factor higher than 2.0 if our performance is outstanding and significantly superior to the challenge level.

The STIP award is paid in cash and subject to statutory deductions.

Merit awards

Merit awards are cash awards that are sometimes granted for extraordinary performance that results in a significant benefit to the company.

No merit awards were granted to the named executives during the year ended December 31, 2013.

Long-term incentives

Long-term incentives currently consist of stock options and RSUs.

The company is recommending that the shareholders approve the implementation of a PSU plan at the 2014 shareholders meeting (See page 30 and Schedule E).

The aggregate grant value of stock options and RSUs for the named executives is 100% of total cash compensation (i.e., salary and actual STIP). 50% of the aggregate grant value in 2013 was granted in stock options and 50% in RSUs. The ultimate value each recipient receives is contingent upon Eldorado’s share price performance. Beginning in 2013 the first tranche of RSUs will vest at the end of the first quarter following the grant.

	Stock options	Restricted share units (RSUs)
Determining the award	(Base salary + STIP) = X ½ of X = stock option grant	(Base salary + STIP) = X ½ of X = RSU grant
Valuing the award	Black Scholes method	RSU grant x closing share price
Vesting	Vest in three tranches: • 1/3 immediately • 1/3 on the first-year anniversary of the grant • 1/3 on the second-year anniversary	Vest in three tranches: • 1/3 at the end of the first quarter following the grant date • 1/3 on the first-year anniversary of the grant • 1/3 on the second-year anniversary
Expiry date	After five years	After three years

Incentive stock option plans

We have two incentive stock option plans (the plans):

•	a plan for the employees, consultants and advisors of Eldorado and our related entities, as well as the directors and officers of our related entities (the Employee plan); and
•	a plan for directors and officers of Eldorado (the Officers and directors plan).

We established the Employee plan in 1994.

We introduced the Officers and directors plan in 2003, to tie a portion of the future compensation of our directors, officers and employees to the long-term performance of our shares. The named executives participate in the Officers and directors plan because it provides a tangible way to motivate them to focus on our long-term interests and the interests of shareholders.

51

We are asking our shareholders to vote on proposed amendments to both plans as described above under the heading “About the proposed amendments to our incentive stock option plans (See page 27).

Granting and vesting

The board approves option grants under the plans. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The board generally grants options in five-year terms, which is the maximum option period provided for under the plans, but can set shorter terms if it wishes. The board also has discretion to determine vesting restrictions, and in connection therewith determine the terms under which vesting of the options may be accelerated. The proposed amendments to the plans would expand the vesting criteria to include performance as well as time vesting.

Options granted to our named executives generally vest in three tranches over two years. Options vest upon termination of employment, engagement or directorship by:

•	Eldorado or a related entity of Eldorado, for any reason other than for cause or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado, and
•	the optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the company within 30 days of such material adverse change.

Exercising options

The board determines an option’s exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (the closing price of our common shares on the TSX on the trading day immediately before the grant date). If there is no closing price, the market value is the share price used in the last trade on the grant date.

Options cannot be exercised if the exercise period has expired. If options expire during a trading black-out period, they can be exercised within 10 business days after the black-out period is lifted.

We do not provide any financial assistance to participants when they exercise their options.

Assigning or transferring options

Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies. The board must approve any requests to transfer options to a holder’s holding company or registered plan. Under the proposed amendments to the plans, the ability to transfer options to holding companies and registered plans will be removed.

Special situations

If the option holder is no longer eligible to participate in the plan, he or she has 365 days to exercise any vested options under the Officers and directors plan, and 30 days under the Employee plan, except in the following situations:

•       on death, his or her estate has 365 days to exercise the vested options; or

•       on termination for cause, all options terminate immediately.

The board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment, engagement or directorship provided that no options shall be exercisable beyond the original expiry date of the option.

Restrictions

Shares reserved for issue

From and as of May 5, 2011, subject to adjustment, the maximum number of Eldorado common shares that may be issued under the Plans shall not exceed 17,067,794 common shares for the Employee plan and 13,654,234 common shares for the Officers and directors plan. Under the proposed amendments, we are proposing to increase the number of common shares that can be issued from 17,067,794 common shares to 30,875,315 common shares for the Employee plan and from 13,654,234 common shares to 17,048,803 common shares for the Officers and directors plan.

52

The plans limit the number of Eldorado common shares that can be reserved for issue under the plans for a single individual:

•	Employee plan: limited to no more than one-half of one percent (0.5%) of common shares outstanding on the grant date;
•	Officers and directors plan: limited to no more than one percent (1%) of common shares outstanding on the grant date (on a non-diluted basis);

•       Both plans: for non-executive directors, limited to no more than three quarters of one percent (0.75%) of common shares outstanding on the grant date. Under the proposed amendments, non-executive directors will be prohibited from participating in the Employee plan; and

•	Common shares that were reserved for options that expire, are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plans.

Restrictions for insiders

No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis), can be reserved for issue to insiders through the plans and any other security based compensation arrangement.

In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plans and any other security based compensation arrangement.

Grants to non-executive directors

Under our compensation policy for 2014, the board can grant up to 100,000 options vested over two years to a non-executive director when he is first elected or appointed to our board, and has the discretion to grant stock options to non-executive directors up to a value as of the date of the grant of $100,000 per year as determined by the Board. (See page 44 director compensation).

Under the proposed amendments non-executive directors will be prohibited from participating in the Employee plan.

Corporate changes

If we amalgamate, consolidate, or merge with or into another body corporate:

•	option holders are entitled to receive other securities, property or cash (in lieu of common shares).

If it is imminent that our common shares will be exchanged or exchanging or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•	the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things.

If a third party makes an offer to buy all of our common shares:

•	the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised.

Making changes to the plans

Except as described below, shareholders must approve all changes to the plans, including changes that involve:

•	changing the number of common shares that can be reserved for issue under the plans, including:
•	increasing the fixed maximum or fixed maximum percentage; and
•	changing from a fixed maximum number to a fixed maximum percentage
53

•	changing from a fixed maximum percentage to a fixed maximum number (an increase doesn’t include reloading after options are exercised, as long as the fixed maximum or percentage is not increased).

We do not need shareholder approval to make changes like:

•	changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date;
•	adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve;
•	making housekeeping changes like correcting errors or clarifying ambiguities; and
•	updating the plans to reflect changes in the governing laws, including any TSX compliance requirements.

Under the NYSE rules, shareholders generally must approve the following material changes, among others:

•	a material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction);
•	a material increase in benefits to participants, including:
•	a re-pricing (or decrease in exercise price);
•	reducing the offering price of shares or options to buy shares, or
•	extending the duration of the plan
•	expansion of the class of participants eligible to participate in the plan; and
•	expansion of the kinds of options or awards under the plan.

If it has a material and adverse effect on an option holder and if the option holder consents to the change, the board can adjust or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes. The board can also extend the exercise period or lower the exercise price on any outstanding option if it receives shareholder approval.

If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from the disinterested shareholders, according to the terms of the plans and TSX and other regulatory requirements.

Other terms and conditions

The board can suspend or terminate the plans at any time, and impose other terms and conditions on any options granted under the plans.

The board can change or terminate the plans and any outstanding options if a securities regulator, stock exchange or a market requires it as a condition of approving a distribution of common shares to the public, or to obtain or maintain a listing or quotation of our common shares.

The plans were amended and restated and as of October 25, 2012 to incorporate certain housekeeping changes to the definition of change of control. Please see our 2008, 2009 and 2011 management proxy circulars (March 27, 2008; April 3, 2009 and dated March 23, 2011 on SEDAR [www.sedar.com]) for a summary of the amendments made to the plan and approved by shareholders.

You can request a copy of the plans by contacting our corporate secretary.

Restricted Share Unit Plan

The board adopted a restricted share unit plan (RSU plan) effective as of March 16, 2011. The RSU plan was:

•	amended and restated as of October 25, 2012 to incorporate a housekeeping change to the definition of change of control;
•	amended as restated as of February 21, 2013 to increase the maximum number of shares deliverable under the RSU plan from 1,500,000 to 5,000,000; and
•	amended and restated as of February 20, 2014 to incorporate a number of changes, including changes to permit the inclusion of performance vesting targets in addition to time vesting, adding provisions relating to U.S. participants, addressing tax related matters and providing drafting consistency among other various equity plans as well as making other drafting changes.
54

Officers and executives receiving RSUs as a component of their compensation are encouraged to retain the shares received on redemption of the RSUs as a means of building their shareholding in the company.

Granting

Under the RSU plan, the board can grant RSUs to employees or officers of Eldorado or a related entity of Eldorado. An RSU is a bookkeeping entry, denominated in our common shares (on a one for one basis), that is credited to the RSU account of a participant under the RSU plan.

Restrictions

The maximum number of our common shares which may be delivered under the RSU plan since inception is 5,000,000 common shares, subject to adjustments. The common shares delivered pursuant to the RSU plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU plan. Valiant Trust has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU plan as well as deal with other administration matters. See NCIB below.

Vesting

Unless otherwise specified by the board, RSUs granted are subject to a vesting schedule based on time or on the achievement of performance targets. Grants of RSUs are also subject to a restricted period, that period after the expiration of which the holder may be entitled to receive common shares or the amount payable on redemption of vested RSUs. The restricted period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such RSUs were granted. Once vested, a holder of vested RSUs is entitled to receive any distributions that are paid to the trustee appointed under the RSU plan on account of the common shares held by the trustee in respect of those vested RSUs and that have not been previously distributed, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Redemption

Unless previously redeemed, all vested RSUs are redeemed on the redemption date, defined as the earlier of the last day of the restricted period and the date of termination of employment.

Under the RSU plan, vested RSUs are redeemable, at the election of the board in its discretion, for common shares (on a one for one basis), a cash payment equal to the market value of a common share (on a one for one basis) as of the redemption date or a combination of cash or common shares. Market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the share price used in the last trade. Unless previously distributed to the holder, upon redemption of any vested RSU, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU plan on account of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Provided RSUs are vested, non-U.S. participants may elect early redemption. Participants can redeem their vested RSUs by filing a redemption notice with our Corporate Secretary, specifying the redemption date, which date must not be less than 10 days from the date of the notice, but may not be later than the earlier of the last day of the restricted period and the date of termination of employment.

Certain additional restrictions (including in respect of redemption and payout of RSUs) and requirements apply to U.S. designated participants.

RSUs cannot be redeemed during or within two business days of a trading black-out period; they can be redeemed within two business days after the black-out period is lifted.

55

Assigning or transferring RSUs

RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.

Termination

If employment is terminated for any reason other than cause, participants (or in the case of death, the participant’s estate) are entitled to redeem their RSUs if they have vested and have not yet been redeemed.

Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:

•	terminate employment for any reason other than cause within twelve months of a change of control, or
•	make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change.

Any RSUs that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the board determines otherwise.

The board can accelerate the vesting period or waive the vesting or other terms.

If an executive’s employment is terminated for cause, he or she forfeits all RSUs (whether vested or not) and all rights to payments.

Corporate Changes

If we amalgamate, consolidate, or merge with or into another body corporate:

•	any common shares receivable on redemption under the RSU plan are converted to other securities, property or cash that a participant would have receive upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto; and
•	any cash payment receivable on a redemption of an RSU shall be equal to the fair market value of the securities, property or cash which the holder of the RSU would have received if the holder had redeemed the RSU immediately prior to such amalgamation, consolidation or merger, as of the date of the redemption.

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•	the board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

If a third party makes an offer to buy all of our common shares:

•	the board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

Making changes to the RSU plan or RSUs

The board can amend, suspend or terminate the RSU plan at any time. Termination will not affect any outstanding RSUs.

The board can amend, modify or terminate any outstanding RSUs, provided however the holder’s consent is required unless the board determines that it would not materially and adversely affect the holder or is specifically permitted under the RSU plan.

56

Norman course issuer bid (NCIB)

Common shares to satisfy redemptions of RSUs are acquired by the trustee on the market and such acquisitions have and will be conducted by way of an NCIB. Our notice in respect of the NCIB was accepted by the TSX. Pursuant to the NCIB, during the period from April 22, 2013 and ending April 21 2014, we may purchase up to 3,496,372 of our common shares at prevailing market prices. Pursuant to TSX policies, daily purchases may not exceed 532,723 common shares during such period. From March 29, 2011 to March 28, 2012 we purchased 800,953 common shares at an average price of $15.2331 for a total cost of $12,201,031. From April 10, 2012 to April 9, 2013 we purchased 702,675 common shares at an average price of $10.3626 for a total cost of $7281,536. From April 22, 2013 to March 17, 2014, we purchased 899,651 common shares at an average price of $8.101 for a total cost of $7,287,822.

We expect to renew the NCIB for 2014.

Through the trustee, GMP Securities LP has been engaged to undertake purchases under the NCIB for the purposes of the RSU plan.

The common shares acquired will be held by the Trustee until the same are required to be transferred to participants under the terms of the RSU plan to satisfy our obligations in respect of redemptions of vested RSUs held by such participants.

Under the RSU plan, neither common shares nor any distributions are permitted to be transferred to the company or a related entity.

A copy of our NCIB Notices filed with the TSX may be obtained, by any shareholder without charge, by contacting our corporate secretary.

Bonus award units

Executive officers, employees and consultants are eligible to participate in our bonus award unit plan, which recognizes the company’s success over the medium term.

No bonus award units were awarded for the year ended December 31, 2013.

The award is tied to the value of our common shares and paid in cash. It focuses participants on achieving performance that enhances shareholder value.

The board grants bonus unit awards from time to time based on pre-determined performance criteria.

Units vest when performance targets are met and/or when the time vesting period expires. They are automatically redeemed for cash on or before the last trading day before December 15 of the year the award vests, subject to any trading black-out period restrictions. The amount of the payout is based on how much our shares have appreciated in value from the grant date.

Units that do not vest before the performance period expires, or that are not redeemed according to the terms of the plan, are cancelled.

If employment is terminated for any reason other than cause, participants are entitled to redeem their bonus award units if they have vested and have not yet been redeemed.

57

Any outstanding bonus award units that have not yet vested on the termination date will be deemed to have vested if we:

•	terminate employment before the end of the performance period, for any reason other than cause within six months of a change of control, or
•	make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within six months of a change of control and the participant gives notice of termination within 30 days of the material adverse change.

Any other bonus unit awards that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the board determines otherwise. The board can accelerate the vesting period or waive the vesting or other terms.

Termination for cause

If an executive’s employment is terminated for cause, he or she forfeits all bonus unit awards (whether vested or not) and all rights to cash payments, and we cancel the awards as of the date of termination.

Retirement Benefit

Recognizing that retirement plans form an important component of an executive’s compensation package the board approved the establishment of the Eldorado Gold Corporation Pension Program (the Pension Program) on January 1, 2008. The Pension Program was implemented for very specific reasons that were linked to market competition. The desire was to improve on a previous program which comprised contributions to an individual’s Registered Retirement Savings Plan (RRSP) only, on a two-thirds (company) to one-third (participant) basis capped at the legislated contribution amount, and to have flexibility in contributions to reflect the cyclical nature of the company’s business and to reward the executive’s past service with the company in the case of participants who joined the pension program on January 1, 2008.

Each of the named executives participate in the Eldorado pension program for designated employees, a registered pension plan under the Income Tax Act (Canada) and a supplemental executive retirement plan. The combined annual retirement benefit is equal to 2% of the highest average annual earnings over a three-year period, multiplied by years of service. For Ms. Chubbs and Mr. Skayman, the annual retirement benefit is capped at $600,000 per year.

The normal retirement age is 65, but participants can retire as early as 58 if they have at least 10 years of service in the position of an executive officer. Pension benefits are reduced if a participant retires before turning 60. All pension benefits are payable as a joint and two-thirds survivor pension with a five-year guarantee. In addition, the company’s retirement arrangements are designed to support long-term retention through the commodity cycle.

The Pension Program is made up of two components: (i) the Eldorado Gold Corporation Pension Plan for Designated Employees (the Designated Plan) and the Eldorado Gold Corporation Supplemental Retirement Plan (the SERP). The Designated Plan provides participants with benefits up to the maximum pension limit under the Income Tax Regulations; the SERP provides participants with benefits that are in excess of the maximum pension limit. In 2014, the maximum pension limit was $2,770.00 per year of service.

Participants who were granted past service were required to transfer their RRSP contributions to satisfy the qualifying transfer requirement under the Income Tax Regulations.

For executives who joined the pension program on or after January 1, 2011, pensionable earnings are capped at $600,000 for 2012 and for subsequent years, the cap is indexed at the Consumer Price Index (Canada) for determining participants’ pension benefit under the pension program.

In order to enhance the benefit’s security, effective January 1, 2012, the SERP was converted into a Retirement Compensation Arrangement (RCA) as defined under the Income Tax Act. As such, 50% of any contributions and 50% of all realized investment earnings are remitted to the Canada Revenue Agency as a refundable tax. Although the refundable tax does not earn interest or any other investment returns and contributions are tax deductible for the Corporation.

58

Summary of Pension Program

There is a significant decline in the pension value for 2013, the decline is due to the lower bonus (STIP) for 2013. The NEO’s received on average 82.00% of their target bonus for 2013 as compared to 115% for 2012. The CEO received 72.50% of his target bonus for 2013 as compared to 108.75% for 2012. If future total cash compensation, including bonus, is lower the pension value will decline accordingly. As a result, projected earnings for retirement benefit calculation as well as annual benefit payable at retirement age also decreased.

The table below shows the following information for each NEO participating in the Corporation’s defined benefit pension arrangements:

•	years of credited service as at December 31, 2013 and as at the age of 65;
•	the estimated annual benefit accrued, or earned, for service up to December 31, 2013 and up to the age of 65; and
•	a reconciliation of the accrued obligation from December 31, 2012 to December 31, 2013.

Name	Number of years credited service	Annual benefits payable		Opening present value of defined benefit obligation	Compensatory Change	Non-compensatory change	Closing present value of defined benefit obligation
	(#)	($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year end	At age 65
		(c1)	(c2)
Paul Wright	17.5	1,480,593	1,819,015	26,055,165	(1,841,263)	(1,003,997)	23,209,906
Fabiana Chubbs	2.6	29,812	214,452	243,711	156,866	(58,791)	341,787
Norm Pitcher	10.2	306,802	487,965	6,036,003	31,730	(345,810)	5,721,923
Dawn Moss	15.1	261,654	331,042	3,956,964	286,926	(172,434)	4,071,456
Paul Skayman	1.5	18,270	200,970	78,041	159,066	(36,506)	200,601

1. The five NEOs.

2. Mr. Wright, Mr. Pitcher and Ms. Moss are entitled to past service credit from their hire dates with the Corporation to the effective date of the pension program; Ms. Chubbs and Mr. Skayman are not entitled to such past service credit.

3. The annual benefits shown are based on current pensionable earnings and credited service to the date or age stated, are subject to the limits discussed above where applicable, and are payable from the participants’ normal retirement age in the normal form.

4. The accrued obligation is the value of the projected pension earned for service to the date noted. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 19 of the Corporation’s 2013 consolidated financial statements, as applicable.

5. The amount shown under the 2013 Compensatory Change column is the sum of two items: (i) value of the projected pension earned for service during 2013; (ii) the impact of any plan amendments and of any differences between actual and assumed compensation. [In the case of Mr. Wright, his compensatory change is a negative number as his actual compensation for 2013 was significantly lower than his assumed compensation for 2013. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 18 of the Corporation’s 2012 consolidated financial statements.

Additional notes:

•	All amounts shown above are estimated for disclosure purposes only and are based on assumptions that may change over time. Further, the amounts shown above may not present the participants’ actual entitlements.
•	The methods and assumptions used to determine the estimated amounts will not be identical to the methods and assumptions used by other corporations and as a result the figures may not be directly comparable across corporations.

Benefits

Executives receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.

During the year ended December 31, 2013 none of the executive officers received any perquisites which in the aggregate were greater than $50,000 or 10% of the respective executive officer’s salary.

59

Mr. Wright receives parking, a club membership and an annual health assessment as perquisites, while Mr. Pitcher, Ms. Chubbs, Mr. Skayman and Ms. Moss receive parking and an annual health assessment.

Hedging by insiders

While certain hedging is not permitted under the CBCA, in 2011, the Board approved an amendment to the company’s Insider Trading Policy to provide that all executive management and directors of the company are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such insiders as compensation or held directly or indirectly by the insider. Hedging may not be utilized to otherwise offset the value of the shareholding requirements set by the company’s share ownership guidelines for directors.

Risk management and executive compensation

Our executive compensation programs are designed to create appropriate incentives to increase long-term shareholder value while not encouraging excessive or inappropriate risk-taking. The personal goals which form the basis of the STIP evaluation are carefully considered by the compensation committee with a view to establishing a realistic and balanced set of performance targets together with a range of achievement level factors that both encourage initiative and discourage underperformance in areas important to the company but that do not encourage excessive risk taking by the executive. This is supported by the company’s Risk Management process which includes:

•	identifying and categorizing risks;
•	evaluating the risks individually for the likelihood of occurrence and the severity if the risk occurred;
•	evaluating the interconnectivity of the risks in aggregate;
•	designing and developing strategies and additional controls to mitigate identified risks;
•	identifying an acceptable level of risk which will foster long term shareholder growth; and
•	assessing effectiveness of controls and risk management strategies.

The executive compensation programs are reviewed to confirm that this objective is structured to balance risk and reward, yet mitigate any incentive for excessive risk taking. Some of the key risk mitigating features of the executive compensation plans include:

•	balanced compensation program design, between fixed and variable pay and between short- and long-term incentives;
•	consistent program design among all executive officers;
•	a greater award opportunity derived from long-term incentives compared to short-term incentives creating a greater focus on sustained company performance over time;
•	a mix of performance measures are used in the STIP to provide a balanced performance focus;
•	capped payout opportunity within the STIP (2.0x target) which is subject to board discretion to reflect a holistic view of the company’s performance; and
•	the use of two distinct long-term incentives: stock options and RSUs to provide strong incentives for sustained performance over time:
•	awards are granted annually;
•	stock options vest over two years and have a five year term;
•	RSUs vest over two years and have a three year term; and
•	RSUs have overlapping vesting periods with payouts based on the prevailing share price at the end of each vesting period.

In addition, the total compensation expense to executive officers is an immaterial percentage of the company’s revenue, less than 3%.

Based on their review, the committee concluded that it did not uncover risk factors that are reasonably likely to have a material adverse effect on the company.

60

2013 performance and compensation decisions

Despite challenges related to permitting and a downward trend of the gold price in 2013 the company performed well and increased gold production to 721,201 ounces of gold at a total cash operating cost of US$551/ounce, maintaining our position as a low cost gold producer. We operated seven mines in four countries: the Kişladağ and Efemcukuru mines in Turkey, the Jinfeng, Tanjianshan and White Mountain mines in China, the Vila Nova iron ore mine in Brazil and the Stratoni lead/zinc/silver mine in Greece.

2013 key performance measures

•	2013 gold production was 721,201 ounces (2012: 656,324 ounces)
•	Total cash operating costs averaged US$551 per ounce (2012: US$554 per ounce);
•	Year-end Proven & Probable gold reserves 27.7 million ounces at 1.17 g/t (2012: 25.8 million ounces at 1.14 g/t)
•	Year-end Measured & Indicated gold resources 36.4 million ounces at 1.04 g/t (2012:36.3 million ounces at 1.02 g/t)
•	Gross profit from gold mining operations US$481.1 million, down 19% due to lower gold prices
•	Adjusted net earnings of US$192.0 million (US$0.27 per share), (2012 adjusted net earnings: US$317.4 million (US$0.48 per share);
•	Cash generated from operating activities before changes in non-cash working capital US$382.0 million (2012: US$447.7 million); and
•	Received Environmental Permit for Cetej gold project, Romania

2013 key consolidated financial information

•	Year end cash balance US$624 million and an undrawn credit facility of US$375 million
•	As at December 31, 2013 the company recognized an impairment charge of US$808.4 million, or US$684.6 million net of tax (US$0.96 per share) related to the Jinfeng mine and the Eastern Dragon project;
•	Dividends paid were $0.12 per share (2012: $0.15 per share); and
•	Liquidity was US$998.9 million at year end, including US$623.9 million in cash, cash equivalents, and term deposits, and US$375.0 million in lines of credit (2012: US$1,191.8 million of liquidity.

(See the company’s Audited Consolidated Financial Statements for the year ended December 31, 2013 on the company’s website at www.eldoradogold.com, or they can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on the company’s website at www.eldoradogold.com.

Over the past five years, our market capitalization has increased by 22.21%, compared to an average of -28.40% for the following multi-mine gold companies:

Agnico Eagle Mines	Limited Barrick Gold	Corporation Goldcorp Inc.
IAMGOLD Corporation	Kinross Gold Corporation	Newmont Mining Corporation
Randgold Resources Limited	Yamana Gold Inc.

The table below shows the 2013 target award levels and weightings of the corporate, operational and personal objectives for each named executive:

Named executive		Weightings
	Target award level (% of base salary)	Corporate and operational objectives	Personal objectives
Paul Wright Chief Executive Officer	200%	60%	40%
Fabiana Chubbs Chief Financial Officer	100%	50%	50%
Norman Pitcher President	150%	70%	30%
Paul Skayman Chief Operating Officer	100%	65%	35%
Dawn Moss Executive Vice President, Administration and Corporate Secretary	100%	40%	60%

61

The table below lists the 2013 objectives, weightings and achievement levels for the named executives under the short term incentive plan.

2013 Corporate and operational objectives	Achievement	Weighting	Achievement level factor	Named executive
1. Net income per share	Target = US0.51/share Actual = US$0. 27/share	10 15 15	0.00	Paul Wright Fabiana Chubbs Dawn Moss
2. Cash flow from operations per share	Target = US$0.71/share Actual = US$0.53/share	10 15 10 15 10	0.00	Paul Wright Fabiana Chubbs Norm Pitcher Dawn Moss Paul Skayman
3. Capital projects program	Target = US$691M Actual = US$487M	5 10 15 10	0.00	Paul Wright Fabiana Chubbs Norm Pitcher Paul Skayman
4. Total Mine Production	Target = 742,433 oz Actual = 721,201 oz	5 15 20	0.75	Paul Wright Norm Pitcher Paul Skayman
5. Share price as compared to the average performance of companies in the S&P/TSX Global Gold Index	95.5% of Global Gold Index Average Performance	15 10 5 10 5	0.50	Paul Wright Fabiana Chubbs Norm Pitcher Dawn Moss Paul Skayman
6. Total production cash operating cost	Target = US$520/oz Actual = US$494/oz	5 15 15	1.50.	Paul Wright Norm Pitcher Paul Skayman
7. Reserves and resources per share	Reserves & Resources Improved significantly over 2012 levels P&P Reserves 2012 0.0.0345/share 2013 0.03833/share M&I Resources 2012 0.0415/share 2013 0.0510/share	10 10 5	1.00	Paul Wright Norm Pitcher Paul Skayman

62

Named executives – 2012 Personal objectives	Results
Paul Wright Chief Executive Officer
Mr. Wright’s personal objectives in 2013 were focused on succession planning , permitting of the company’s projects and development of strategic plans for development projects	Mr. Wright’s stated personal objectives were weighted at 40%. The personal achievement level factor was 1.00.
Fabiana Chubbs Chief Financial Officer
Ms. Chubbs personal objectives in 2013 were focused on providing financial leadership for long term strategy for the company’s China operations, assist in the development and implementation for greater exposure to equity markets, lead implementation of compliance programs for Dodd Frank and reporting on government payment and anti- corruption and fraud legislation and supporting ROI and RONA	Ms. Chubbs stated personal objectives were weighted at 50%. The personal achievement level factor was 1.375.
Norm Pitcher President
Mr. Pitcher’s personal objectives in 2013 focused on completion of feasibility studies, mentoring COO and Senior VP Operations, improved reporting to the board on capital projects, increase knowledge of financial reporting and analysis	Mr. Pitcher’s stated personal objectives were weighted at 30%. The personal achievement level factor was 0.875.
Paul Skayman Chief Operating Officer
Mr. Skayman’s personal objectives in 2013 were focused on advancing Certej project engineering to construction decision, continue development into COO role, mentor and improve communication between Senior VP Operations, VP Engineering and VP Capital projects, develop corporate sustainability reporting	Mr. Skayman’s stated personal objectives were weighted at 35%. The personal achievement level factor was 1.0.
Dawn Moss Executive Vice President, Administration and Corporate Secretary
Ms. Moss’s personal objectives in 2013 were focussed on development of a succession plan for the administration department, completion of an organization plan for off-shore subsidiaries, provide support to the finance department in restructuring the China business unit	Ms. Moss’s stated personal objectives were weighted at 60%. The personal achievement level factor was 1.25.

The table below shows the actual bonus level based on weighted achievement factor for the year ended December 31, 2013. 2013 STIP awards granted to the named executives totaled $4,468,944 before statutory deductions and withholding taxes (compared to $5,077,093 in 2012).

Named executive	Target award level (% of salary)	Weighted achievement factor (corporate and personal)	Actual bonus (% of salary)	Actual bonus ($)
Paul Wright Chief Executive Officer	200%	72.50	145.00	$2,195,300
Fabiana Chubbs Chief Financial Officer	100%	82.50	82.50	$391,875
Norman Pitcher President	150%	83.75	126.00	$1,064.044
Paul Skayman Chief Operating Officer	100%	87.50	87.50	$437,500
Dawn Moss Executive Vice President, Administration and Corporate Secretary	100%	83.75	83.75	$380,225

63

The following summarizes total direct compensation approved by the board in 2013 and 2014.

Paul N. Wright
Chief Executive Officer

Mr. Wright is also a director of the company. He joined Eldorado in July 1996 and was Vice President, Mining and Senior Vice President, Operations before being appointed President & CEO in October 1999 to July 1, 2012. Mr. Wright stepped down as President and has served as CEO since July 1, 2012. A graduate of the University of Newcastle upon Tyne, Mr. Wright has over 30 years of experience in developing and operating open pit and underground gold mines. Prior to joining Eldorado, he worked with Placer Dome, the Redpath Group and Granges. Mr. Wright is a member of the Canadian Institute of Mining and Metallurgy, the Institution of Mining and Metallurgy of London and is a Chartered Engineer (UK).

The board suspended any increase in base compensation for Mr. Wright in 2014. The following compensation was approved for Mr. Wright in 2013 and 2014:

Paul N. Wright Chief Executive Officer	2013($)	2014 ($)
Base salary	1,514,000	1,514,000
Year on year increase in salary	4.00%	0.00%
STIP award (for performance in previous year)	3,166,800	2,195,300
Total cash compensation	4,680,800	3,709,300
Stock options	2,340,00	1,854,650
RSUs[2]	2,340,000	1,854,650
Total direct compensation	9,361,600	7,418,600

Fabiana E. Chubbs
Chief Financial Officer

Fabiana Chubbs was appointed Chief Financial Officer on June 1, 2011. She joined Eldorado in July 2007 as Treasurer Coordinator and was appointed Treasurer and Risk Manager in July 2008. Fabiana is a Chartered Accountant (Canada) and a Certified Public Accountant (Argentina) with over 24 years experience in tax, audit, and business advisory services to international public companies. Ms. Chubbs holds a Bachelor of Business Administration from the University of Buenos Aires. Prior to joining Eldorado, Ms. Chubbs was the Senior Manager, PricewaterhouseCoopers LLP Audit Group, where she had worked on the Eldorado account commencing December 1996.

The board suspended any increase in base compensation for Ms. Chubbs in 2014. The following compensation was approved for Ms. Chubbs in 2013 and 2014:

Fabiana E. Chubbs Chief Financial Officer	2013 ($)	2014 ($)
Base salary	475,000	475,000
Year on year increase in salary	14.20%	0.00%
STIP award (for performance in previous year)	395,000	391,875
Total cash compensation	870,000	866,875
Stock options	435,000	433,438
RSUs	435,100	433,438
Total direct compensation	1,740,400	1,733,750

64

Norman S. Pitcher
President

Mr. Pitcher was appointed President on July 1, 2012 from his position of Chief Operating Officer, which he had held since July 1, 2005. Prior to becoming COO, Mr. Pitcher was Vice President, Exploration and Corporate Development and led our exploration activities and identified new business opportunities. A graduate of the University of Arizona with a B.Sc. in Geology, Mr. Pitcher has over 28 years of experience in the mining industry. Throughout his career with Eldorado, Pan American Silver, H.A. Simons, Ivanhoe Gold and Pioneer Metals, Mr. Pitcher has been involved in exploration, evaluation and exploitation of open pit and underground mineral deposits on a worldwide basis.

The Board suspended any increase in base compensation for Mr. Pitcher in 2014. The following compensation was approved for Mr. Pitcher in 2013 and 2014:

Norman S. Pitcher President	2013 ($)	2014 ($)
Base salary	847,000	847,000
Year on year increase in salary	4.00%	0.00%
STIP award (for performance in previous year)	839,313	1,064,044
Total cash compensation	1,686,313	1,911,044
Stock options	843,157	955,522
RSUs	843,157	955,522
Total direct compensation	3,372,627	3,822,088

Paul J. Skayman
Chief Operating Officer

Mr. Skayman joined Eldorado in September 2005 as Project Manager, Tanjianshan Gold Project, where he provided leadership and management for the development of the Tanjianshan gold project. He was appointed Vice President, Operations in August 2008 and Senior Vice President, Operations in December 2009. On July 1, 2012 Mr. Skayman was appointed Chief Operating Officer of the company. Mr. Skayman has over 25 years of experience in the mining industry with a solid background in metallurgy, mine and underground project planning and feasibility studies. He holds a B.Sc. in Extractive Metallurgy from Murdoch University in Perth, Australia and has worked extensively in Australia, Africa and China in both mine development and operations.

The Board suspended any increase in base compensation for Mr. Skayman in 2014. The following compensation was approved for Mr. Skayman in 2013 and 2014:

Paul J. Skayman Chief Operating Officer	2013 ($)	2014 ($)
Base salary	500,000	500,000
Year on year increase in salary	0.00%	0.00%
STIP award (for performance in previous year)	304,500	437,500
Total cash compensation	804,500	937,500
Stock options	402,250	468,750
RSUs	402,250	468,750
Total direct compensation	1,609,000	1,875,000

65

Dawn L. Moss
Executive Vice President, Administration and Corporate Secretary

Ms. Moss joined Eldorado as Corporate Administrator in November 1998 and was appointed Corporate Secretary in October 2000 and Vice President, Administration in 2008. On July 1, 2012 Ms. Moss was appointed Executive Vice President, Administration & Corporate Secretary. She is a Fellow of the Institute of the Corporate Secretaries & Administrators and a Member of the Canadian Society of Corporate Secretaries. Ms. Moss is an Acc.Dir and has over 30 years of experience in administrative and corporate secretarial experience in resource based industries.

The Board suspended any increase in base compensation for Ms. Moss in 2014. The following compensation was approved for Ms. Moss in 2013 and 2014:

Dawn L. Moss Executive Vice President, Administration and Corporate Secretary	2013 ($)	2014 ($)
Base salary	454,000	454,000
Year on year increase in salary	4.00%	0.00%
STIP award (for performance in previous year)	371,280	380,225
Total cash compensation	825,280	834,225
Stock options	412,640	417,113
RSUs	412,640	417,113
Total direct compensation	1,650,560	1,668,450

Executive share ownership

The board believes directors, officers and employees should all have a stake in the future growth of the company and that their interests should be aligned with those of our shareholders.

In February 2014 the board resolved that the CEO be mandated to own at least three times his annual base salary in Eldorado shares. All of the other named executive officers are required to hold at least two times their annual base salary in Eldorado shares. Share ownership must be achieved by December 31, 2018 or within five years of appointment as a named executive office to the company. Currently all named executive officers meet their ownership requirement. We measure the value of the named executive shareholdings at the higher of the value at issue date or fair market value at January 31 of the current year.

The table below illustrates the shareholdings of our named executives as of December 31, 2013.

Named executive	Base Salary	Common Shares [1]	RSUs [1]	Total Shareholding	Multiple of Salary [2]	% Interest Ownership	Date on NEO Shareholding Requirements is to be met
Paul Wright Chief Executive Officer	1,514,000	577,750	203,440	781,190	3.11x	.0066%	Dec 31, 2018
Fabiana Chubbs Chief Financial Officer	475,000	23,893	62,345	86,238	1.09x	.0008%	Dec 31, 2018
Norman Pitcher President	847,000	112,158	111,482	223,640	1.59x	.0019%	Dec 31, 2018
Paul Skayman Chief Operating Officer	500,000	56,715	37,777	94,492	1.14x	.0008%	Dec 31, 2018
Dawn Moss Executive Vice President, Administration and Corporate Secretary	454,000	57,991	37,171	95,162	1.26x	.0008%	Dec 31, 2018

Notes:

1. Outstanding common shares and RSUs as of December 31, 2013.Confirmed

2. Based on closing price on December 31, 2013 of $6.03 and 2013 base salaries

66

Shareholder return

The graph below shows the change in value of $100 invested in our common shares between December 31, 2008 and December 31, 2013, compared to a similar investment in the
S&P/TSX Global Gold Index and the S&P/TSX Composite Index over the same period.

Eldorado’s TSR over the past five years was -35.47%, compared to a return of –47.20% for the S&P/TSX Global Gold Index and 75.50% for the S&P/TSX Composite.

The compensation of the named executives has increased over the past five years, generally consistent with peer group companies. The increase in compensation is influenced by the increasing scope and complexity of the organization as well as changes in the executive team. A significant portion of the named executives’ compensation is “at-risk” being delivered in the form of equity awards. The value ultimately received from the equity awards will depend on the company’s share price performance and is intrinsically aligned with shareholder value. Other factors, including financial and operational performance, also influence compensation levels and these results do not necessarily align with current shareholder returns.

67

2013 compensation details

Summary compensation table

The table below shows the total compensation earned by our named executives during the last three financial years ended December 31, 2011, 2012 and 2013.

Name & principal position	Year	Salary ($)	Share- based awards[7] ($)	Option- based awards[1] ($)	Non-equity incentive plan compensation		Pension value[5] ($)	All other compensation[6] ($)	Total compensa-tion ($)
					STIP[5] ($)	Long Term Incentive Plan ($)
Paul N. Wright CEO	2013 2012 2011	1,514,000 1,456,000 1,400,000	1,854,650 2,184,000 1,048,719	1,854,650 2,184,000 1,045,000	2,195,300 3,166,800 3,640,000	0 0 0	(1,841,263) 9,671,140 4,206,054		5,577,337 18,661,940 11,339,773
Fabiana E. Chubbs Chief Financial Officer	2013 2012 2011	475,000 416,000 239,875	433,438 416,000 206,250	433,438 416,000 212,088	391,875 395,200 310,000	0 0 0	156,866 112,636 62,186		1,890,616 1,755,836 1,030,399
Norman S. Pitcher President	2013 2012 2011	847,000 745,000 650,000	955,522 957,634 500,529	955,522 904,899 498,750	1,064,044 839,313 812,500	0 0 0	31,730 2,611,703 676,813		3,853,818 6,058,549 3,138,592
Paul S. Skayman Chief Operating Officer	2013 2012 2011	500,000 459,000 350,000	468,750 464,851 268,039	468,750 439,555 267,178	437,500 304,500 262,500	0 0 0	159,066 66,652 0		2,034,066 1,733,558 1,147,717
Dawn L. Moss Executive Vice President, Administration &	2013 2012 2011	454,000 436,800 420,000	417,113 436,800 275,275	417,113 436,800 274,322	380,225 371,280 693,000		286,926 900,948 620,014		1,955,376 2,582,628 2,282,611

Notes

1.	We calculate the dollar value of the option-based awards using the Black-Scholes method.

We calculate the expected value of stock options by multiplying the price of our common shares on the grant date by the number of options granted and the Black-Scholes multiple, based on the following assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
2013	1.53	48.23 – 56.04	1.04	0.83 – 2.83	7.84
2012	0.83-0.94	39-46	1.08-1.23	0.7-2.7	13.68

2.	See page 50 for a description of the short term incentive plan.

3.	All other compensation includes the total amount of perquisites and other personal benefits for each of the named executives, unless they are worth less than $50,000 and 10% of his or her total annual salary and bonus. None of the named executive received perquisites and other personal benefits of $50,000 and 10% of his or her total annual salary and bonus in the year ended December 31, 2013.
4.	Share based awards: We calculate the $ value of the RSU’s as the closing share price at grant date.
68

Incentive plan awards

Outstanding share-based and option-based awards

The table below shows the total number of stock options granted in 2013, their exercise value, and the value of any unexercised stock options as at December 31, 2013:

		Option-based awards				Share-based awards
Name	Grant date	Un- exercised stock options as at Dec 31, 2012 (#)	Option exercise price ($)	Option expiry date	Value of un-exercised in-the-money stock options at Dec 31, 2013[1] ($)	Unvested RSUs as at Dec 31, 2013 (#)	Value of unvested RSUs at Dec 31, 2013[3] ($)	Value of vested RSUs at Dec 31, 2013[2] ($)
Paul N. Wright	28-01-10 23-02-11 28-02-12	600,000 275,000 824,151	13.23 16.66 15.22	28-01-15 23-02-16 28-02-17	0 0 0	203,440	1,226,743	0
	26-02-13	1,073,578	10.42	26-02-18	0
Fabiana E, Chubbs	28-01-10 23-02-11 01-06-11 28-02-12 26-02-13	20,000 25,000 33,646 156,981 199,587	13.23 16.66 15.37 15.22 10.42	28-01-15 23-02-16 01-06-16 28-02-17 26-02-18	0 0 0 0 0	38,072	229,574	146,366
Norman S. Pitcher	28-01-10 23-02-11 28-01-12 01-08-12 26-02-13	250,000 131,250 286,981 56,850 386,769	13.23 16.66 15.22 10.85 10.42	28-01-15 23-02-16 28-02-17 01-08-17 26-02-18	0 0 0 0 0	65,593	395,526	276,711
Paul S. Skayman	28-01-10 23-02-11 28-01-12 01-08-12 26-02-13	75,000 70,310 137,358 29,746 184,518	13.23 16.66 15.22 10.85 10.42	28-01-15 23-02-16 28-02-17 01-08-17 26-02-18	0 0 0 0 0	37,777	227,795	0
Dawn L. Moss	28-01-10 23-02-11 28-01-12 26-02-13	105,000 72,190 164,830 189,284	13.23 16.66 15.22 10.42	28-01-15 23-02-16 28-02-17 26-02-18	0 0 0 0	37.171	224,141	0

Notes

1.	The value of the options is based on the difference between a market value of $6.03 per share, the closing price per Eldorado common share on the TSX as of December 31, 2013 and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
2.	The value of RSUs is based on a market value of $6.03 per share, the closing price per Eldorado common share on the TSX as of December 31, 2013.
69

The next table shows the value of incentive plan awards that were vested or earned by each named executive in 2013:

Name	Option-based awards – Value vested during the year ($)[1]	Share-based awards – Value vested during the year ($)[2]	Non-equity incentive plan compensation – Value earned during the year ($)
Paul N. Wright	75,150	1,901,928	2,195,300
Fabiana E. Chubbs	13,971	290,079	391,875
Norman S. Pitcher	27,074	736,438	1,064,044
Paul S. Skayman	2,082	315,699	437,500
Dawn L. Moss	13,250	338,474	380,225

Notes

1.	The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
2.	The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.

The table below shows the breakdown in the total options that have been granted and are outstanding under the incentive stock option plans as of March 17, 2014:

Options granted and outstanding as of date of circular	Options (#)	Common shares under option (#)	% of total issued and outstanding common shares
Under the Employee plan	13,831,119	13,831,119	1.82%
Under the Officers and directors plan	8,077,488	8,077,488	1.06%
Total	21,908,607	21,908,607	2.88%

•       Employee plan: limited to no more than 17,067,794 shares of Eldorado common shares

•	Officers and directors plan: limited to no more than 13,654,234 shares of Eldorado common shares

As of March 17, 2014, 21,908,607 options 13,831,119 for the Employee plan and 8,077,488 for the Officers and Directors plan) to purchase the same number of common shares (representing 2.88% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plans

44,196 options for the Employee plan and 3,801,315 for the Officer and Director plan remain available for grant.

As of March 17, 2014, a total of 34,615,026 common shares have been issued for the exercise of the same number of options granted under the incentive stock option plans or predecessor stock option plans. This represents 4.55% of our total common shares issued and outstanding.

70

Securities authorized for issue under equity compensation plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights As at December 31, 2013(a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2013 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2013 (c)
Equity compensation plans approved by securityholders	16,753,421	13.20	9,709,030
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	16,753,421	13.20	9,709,030

Termination and change of control

We have employment agreements with our named executives because of their critical role in the company and to protect them from any disruption to their employment if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our named executives and with industry standards for executives in similar positions.

If there is a change of control:

•	total payments to the named executives would be approximately $20,227,188 (as of December 31, 2013), and
•	each of the named executives can terminate his or her employment for certain changes to employment by giving written notice within 30 calendar days of the change and receive his or her severance package.

Four kinds of events can trigger a change of control of Eldorado:

(a)	if there is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or
(b)	if Eldorado amalgamated, consolidated or combined with, or merged the company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless
•	we are the surviving corporation formed from the transaction; and
•	immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the company or the corporation resulting from such amalgamation, consolidation or combination, or into which the company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the company immediately before giving effect to such transaction; or
(c)	the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the company or its affiliates or by persons who held the voting rights attached to all outstanding voting shares of the company immediately before giving effect to such disposition; or
(d)	individuals who are elected by the shareholders to the Board at the beginning for any one year term to constitute the directors of the company cease for any reason in such year to constitute at least 50% of the Board of Directors.
71

Employment agreements

Each employment agreement is for an indefinite period and subjects the named executive to confidentiality provisions that apply indefinitely.

The table below shows the amounts that would be paid to each of our named executives if there was a termination including a material adverse change in the location, salary, duties or responsibilities assigned to the named executive which would constitute a constructive dismissal in the courts of the Province of British Columbia or, in the 12 month period following a Change of Control the named executive may elect to terminate his or her employment due to a material change to the named executive’s work location, total compensation and benefits, title, duties, responsibilities, scope of work, discretion or power, criteria for achievement of short and long term incentives or a change to the corporate organizational structure by giving the company notice in writing to terminate the agreement by giving 90 days written notice of termination to the company.

The value of each severance package is calculated as of December 31, 2012.

	Named executive	Severance package		Other
Event		Approximate value ($)	Based on
Termination without cause Adverse change in salary, duties or responsibilities on change of control	Paul Wright	$ 11,127,900

- an amount equal to three times his base salary

- his STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of benefits for 12 months after termination

- full vesting of stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated January 1, 2009 and amended July 1, 2012
	Fabiana Chubbs	$1,733,750

- an amount equal to two times her base salary

- her STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of benefits for 12 months after termination

- full vesting of stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated July 1, 2012
	Norman Pitcher	$3,822,088

- an amount equal to two times his base salary

- his STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of benefits for 12 months after termination

- full vesting of stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated July 1, 2012
	Paul Skayman	$1,875,000

- an amount equal to two times his base salary

- his STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of his benefits for 12 months after termination

- full vesting of his stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated July 1, 2012
	Dawn Moss	$1,668,450

- an amount equal to two times her base salary

- her STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of her benefits for 12 months prior to termination

- full vesting of her stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated July 1, 2012
Termination for cause	Paul Wright Fabiana Chubbs Norman Pitcher Paul Skayman Dawn Moss	–	- no severance is paid	-all options terminate immediately

72

Other terms and conditions under a change of control

Bonus unit awards

Any outstanding bonus unit awards that have not yet vested on the termination date will be deemed to have vested if we:

•	terminate employment before the end of the performance period, for any reason other than cause within six months of a change of control, or
•	make a material change to the executive’s work location, total compensation and benefits, title, duties or responsibilities, scope of work discretion or power, criteria for achievement of short and long term incentives or a change to the corporate organizational structure in the 12 months following a change of control, and the executive provides written notice of termination within 90 days of the material change by giving the company notice in writing to terminate the agreement by giving 90 days written notice of termination to the company.

Options

The option plans provide for accelerated vesting upon termination of employment by:

•	Eldorado or a related entity of Eldorado, for any reason other than for cause or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado, and
•

the optionee, should there be a material adverse change in location, salary, duties or responsibilities assigned to the optionee in the 12 months following the change of control and the optionee has provided written notice to the company within 30 days of such material adverse change.

  RSUs

The RSU plan provides for accelerated vesting upon termination of employment by:

•	Eldorado, for any reason other than for cause within twelve months of a change of control, or
73

•	the participant, if the company make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change.

Loans to directors and officers

We do not grant loans to our directors, officers or employees, including the named executives. As a result, we do not have any loans outstanding to them.

Directors’ and officers’ liability insurance

The CBCA and our by-laws indemnify each director and officer against all costs, charges and expenses they reasonably incur for any civil, criminal, administrative, investigative or other proceeding that involve them because of their association with us, subject to the limitations of the CBCA.

We have US$100 million in liability insurance for our directors and officers, including our subsidiaries. The policies have a deductible of US$500,000 and expire on November 1, 2014 and include coverage for defence costs and reimbursements for any losses on claims.

We paid premiums of US$814,485 for coverage up to November of 2014 in 2013 on behalf of our directors and officers.

Each director and officer has an individual indemnity agreement with us where we agree to indemnify them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

74

Schedule A

CANADA BUSINESS CORPORATIONS ACT

BY-LAWS

OF

ELDORADO GOLD CORPORATION

Fasken Martineau DuMoulin LLP
Barristers & Solicitors
Canada

DM_VAN/256815.00007/8714500.2

By-law No. 1

PART 1
INTERPRETATION

1.01 Definitions

In this by-law, unless the context otherwise requires:

> "**Act**" means the *Canada Business Corporations Act* RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;
>
> "**articles**" means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;
>
> "**auditor**" means the auditor of the Corporation;
>
> "**board**" means the board of directors of the Corporation;
>
> "**by-law**" means a by-law of the Corporation;
>
> "**Corporation**" means Eldorado Gold Corporation;
>
> "**director**" means a director of the Corporation;
>
> "**electronic document**" means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;
>
> "**notice-and-access**" has the meaning ascribed to that term under National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer*.
>
> "**officer**" has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;
>
> "**proxyholder**" means a person holding a valid proxy for a shareholder;
>
> "**shareholder**" means a registered shareholder of the Corporation; and
>
> "**voting person**" means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02 Number, Gender and Headings

In this by-law, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

DM_VAN/256815.00007/8714500.2

1.03 By-law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.04 Computation of Time

The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the *Interpretation Act* (Canada) and any statute that may be substituted for it, as amended from time to time.

PART 2
DIRECTORS

2.01 Notice of Meeting

Any director or the corporate secretary may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors. Except as otherwise required by the Act, such notice need not specify the purpose of or the business to be transacted at the meeting. Notices of board meetings shall be given in accordance with Section 7.01 no less than 48 hours (excluding any part of a non-business day) before the time of the meeting, except that notices sent by mail shall be sent no less than 5 days before the day of the meeting save that no notice of a meeting shall be necessary if all the directors are present or if those absent waive notice of or otherwise signify in writing their consent to the holding of such meeting, either before or after such meeting.

The board may appoint, by resolution, dates, times and places for regular meetings of the board. A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.

2.02 Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.03 Place of Meeting

A meeting of the board may be held at any place within or outside Canada.

2.04 Number of Directors and Quorum for Board Meetings

The election of directors shall take place at each annual meeting of shareholder and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any shareholder meeting shall, if a minimum and maximum number of directors is authorized, be the number of directors then in office unless the directors or the shareholder otherwise determine or shall, if a fixed number of directors is authorized, be such fixed number.

If the articles so provide, the directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders.

The board shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Act is present.

DM_VAN/256815.00007/8714500.2 -2-

2.05 Participation by Communications Facility

A director may, in accordance with the Act and if all directors consent, participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting shall be deemed to be present at that meeting.

2.06 Chair of Board Meetings

The chair of the board shall preside as chair of all meetings of the board. If there is no chair of the board or if the chair is not present or is unwilling to act as chair of a board meeting, then the chief executive officer of the Corporation, if present, and a director and willing to act, shall preside as chair of the meeting. In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting.

2.07 Votes at Board Meetings and Resolutions

Each director present at a meeting of the board shall have one vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority of the votes cast. The chair of the meeting shall not have a second or casting vote.

The powers of the board may be exercised by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Resolutions signed in lieu of a meeting may be signed in two or more counterparts which together shall be deemed to constitute one resolution in writing.

2.08 Committees

Subject to the provisions of the Act and unless otherwise determined by the board, each committee of the board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.

2.09 Officers

Each officer shall hold office at the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.

PART 3
MEETINGS OF SHAREHOLDERS

3.01 Notice and Place of Shareholders' Meetings

The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting, each director and the auditor. Subject to any applicable securities legislation, such notice shall be given no less than 21 days and no more than 60 days before the meeting if the Corporation is a distributing corporation (as defined in the Act) or no less than 10 days and no more than 60 days before the meeting if the Corporation is not a distributing corporation.

Meetings of shareholders shall be held at a place in Canada or, if the articles so provide or if all the shareholders entitled to vote at the meeting so agree or are deemed to agree as provided in the Act, at some place outside Canada.

3.02 Quorum at Meetings of Shareholders

A quorum at a meeting of shareholders shall be two or more voting persons present and authorized to cast in the aggregate not less than twenty-five per cent (25%) of the total votes attaching to all shares carrying the right to vote at that meeting.

DM_VAN/256815.00007/8714500.2 -3-

If a quorum is present at the opening of any meeting of shareholders, the voting persons present may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.

3.03 Chair of Shareholder Meetings

The chair of the board shall preside as chair of all meetings of shareholders. If there is no chair of the board or the chair of the board is not present or is unwilling to act as chair of a shareholder meeting, then the chief executive officer of the Corporation shall preside as chair of the meeting if present and willing to act. In any other case, the directors present shall choose one of their number to be the chair of the meeting unless there are no directors present and willing to act as chair, in which case the voting persons present and entitled to vote shall choose one of their number to be chair.

3.04 Voting

Unless the chair of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person entitled to vote at the meeting has one vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect. A ballot so directed or demanded shall be taken in such manner as the chair of the meeting shall direct. If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion. In the case of any dispute as to the admission or rejection of a vote given on a ballot, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive. Subject to compliance with the Act, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose. Unless a ballot is directed or demanded, an entry in the minutes of a meeting to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.05 Scrutineers

The chair of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not be voting persons.

3.06 Who May Attend Shareholders' Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, officers and the auditor, as well as others permitted by the chair of the meeting.

3.07 Participation By Communication Facility

Any person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting. A meeting of the shareholders called by either the directors or the shareholders may be held entirely by means of such a telephonic, electronic or other communications facility that permits all participants to communicate adequately which each other during the meeting if the directors or shareholders calling the meeting so determine.

3.08 Adjournments

The chair of the meeting may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place but no business shall be transacted at the adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

DM_VAN/256815.00007/8714500.2 -4-

PART 4
SECURITY CERTIFICATES, PAYMENTS

4.01 Certificates

Security certificates shall be in such form as the board may approve or the Corporation adopt. The chief executive officer or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation. The chief executive officer or the board may order the cancellation of any security certificate that has been lost, destroyed or wrongfully taken, and the issuance of a replacement certificate for it, on payment of such reasonable fee, not to exceed $3.00, and on such terms as to indemnity, insurance bond, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

4.02 Share Certificates, Acknowledgements and Direct Registration System

Every shareholder of one or more shares of the Corporation shall be entitled, at the shareholder's option, to a share certificate that complies with the Act, or a non-transferable written acknowledgment that complies with the Act of the shareholder's right to obtain a share certificate from the Corporation in respect of the shares of the Corporation held by such shareholder in an amount as shown on the securities register of the Corporation.

Subject to this Section and the Act and for so long as the Corporation is a distributing corporation, and provided the Corporation has adopted, in conjunction with its transfer agent, a direct registration system which permits the registration of securities through an entry or position on the register without the issuance of a physical certificate, a holder of securities may have his holdings of securities of the Corporation evidenced by such registration system in place of a physical certificate. Subject to the Act and applicable law, the Corporation may adopt such policies and procedures and require such documents and evidence as it may determine necessary or desirable in order to facilitate the adoption and maintenance of a direct registration system and the transfer of securities through such system.

4.03 Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by ordinary mail, postage prepaid, to each such registered holder at that holder’s address as shown in the records of the Corporation, unless that holder otherwise directs in writing. The mailing of a cheque as aforesaid shall satisfy and discharge all liability for the applicable dividend or other payment to the extent of the sum represented by such cheque plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque is not paid on due presentation.

4.04 Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the records of the Corporation in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.05 Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

DM_VAN/256815.00007/8714500.2 -5-

4.06 Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

4.07 Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.

4.08 Interest Fractions

No dividend or other distribution shall bear interest against the Corporation. Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.

4.09 Fractional Security or Property

If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the board or may carry out the distribution and adjust the rights of the shareholders on any basis the board considers appropriate.

PART 5
SIGNATORIES, INFORMATION

5.01 Signatories

Except for documents executed in the usual and ordinary course of the Corporation's business, which may be signed by any officer of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a) any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b) any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.02 Facsimile Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.03 Appointment of Attorney of Corporation

The board may, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Corporation for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under the Act and excluding any and all powers that directors are

DM_VAN/256815.00007/8714500.2 -6-

prohibited from delegating under the Act) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit.

5.04 Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

PART 6
PROTECTION AND INDEMNITY

6.01 Transactions with the Corporation

No director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement, except in all cases as otherwise provided in the Act.

6.02 Limitation of Liability

Subject to any applicable statutory provisions, no director or officer and no other individual who acts at the Corporation's request as a director or officer, or in a similar capacity, of another entity, shall be liable for:

(a) the acts, receipts, neglects or defaults of any other person;

(b) joining in any receipt or other act for conformity;

(c) any loss, damage or expense to the Corporation or other entity arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation or other entity;

(d) the insufficiency or deficiency of any security in or upon which any monies of the Corporation or other entity are invested;

(e) any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation or other entity are lodged or deposited;

(f) any loss, damage or expense occasioned by any error of judgment or oversight; or

(g) any other loss, damage or expense related to the performance or non-performance of the duties of that individual's office.

6.03 Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

DM_VAN/256815.00007/8714500.2 -7-

6.04 Indemnity of Directors and Officers

Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

(a) shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity (and each such individual's respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(i) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

(ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful; and

(b) shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 6.04(a) in accordance with the Act.

Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in Section 6.04(a) by or on behalf of the Corporation or other entity in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour shall be subject to approval of a court.

6.05 Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

6.06 Insurance

Subject to the provisions of the Act, the Corporation may purchase and maintain insurance for the benefit of any individual referred to in Section 6.04(a) hereof against any liability incurred by the individual (a) in that individual's capacity as a director or officer of the Corporation; or (b) in that individual's capacity as a director of officer, or similar capacity, of another entity, if the individual acts or has acted in the capacity at the Corporation's request.

PART 7
NOTICES

7.01 Procedure for Giving Notices

Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the by-laws or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's address as shown in the records of the Corporation or mailed to the person at such address by ordinary mail, postage prepaid, or, if the person consents, provided by electronic document in accordance with the Act. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Any notice so delivered shall be deemed to have been received when it is delivered personally or at the

DM_VAN/256815.00007/8714500.2 -8-

address as aforesaid. Any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.

Notwithstanding the foregoing, subject to the Act, applicable securities laws and for so long as the Corporation is a distributing corporation, any notice shall be sufficiently given if given in accordance with the requirements applicable to notice-and-access.

7.02 Notices to Successors in Title

Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation.

7.03 Notice to Joint Securityholders

Notice to one joint securityholder is sufficient notice to all of them. Such notice shall be addressed to all such joint securityholders and sent to the address for them shown in the records of the Corporation, or to the first such address if there is more than one.

7.04 Facsimile Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.

7.05 Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been given shall be valid even if:

(a) by accident, notice was not given to any person;

(b) notice was not received by any person; or

(c) there was an error in a notice that did not affect the substance of the notice.

7.06 Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.

PART 8
BORROWING OF MONEY

8.01 Borrowing Powers

In addition to, and without limiting such other powers which the Corporation may by law possess, the directors of the Corporation may without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c) give a guarantee or indemnity on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

DM_VAN/256815.00007/8714500.2 -9-

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure or guarantee any present or future indebtedness, liability or obligation of the Corporation.

The words "**debt obligation**" as used in this Section mean a bond, debenture, note or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured.

Nothing in this Section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

8.02 Delegation of Borrowing Powers

The directors may from time to time by resolution delegate the powers conferred on them by Section 8.01 of this by-law to a director, a committee of directors or an officer of the Corporation.

8.03 Powers are Supplemental

The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any powers to borrow money for the purposes of the Corporation possessed by its directors or officers independently of this Part 8.

PART 9
ADVANCE NOTICE OF DIRECTOR NOMINATIONS

9.01 Nomination of Directors

(a) Subject to the Act, and for so long as the Corporation is a distributing corporation, only persons who are eligible under the Act and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation at a meeting of shareholders. At any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the board may be made only:

(i) by or at the direction of the board, including pursuant to a notice of meeting;

(ii) by or at the request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii) by any person (a "**Nominating Shareholder**"):

(A) who, at the close of business on the date of the giving of the notice by the Nominating Shareholder provided for below in this Section 9.01 and at the close of business on the record date for notice of such meeting of shareholders, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the board acting reasonably; and

(B) who complies with the notice procedures set forth in this Section 9.01.

(b) In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, such person must have given notice thereof that is both timely (in accordance with Section 9.01(c) below) and in proper written form (in accordance with Section 9.01(d) below) to the corporate secretary of the Corporation at the head office of the Corporation in accordance with Section 9.01(g) below.

DM_VAN/256815.00007/8714500.2 -10-

(c) To be timely, a Nominating Shareholder's notice to the corporate secretary of the Corporation must be made:

(i) in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than thirty (30) days nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the "**Notice Date**") on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

The time periods for the giving of a Nominating Shareholder's notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders and in no event shall any adjournment or postponement of an annual meeting or a special meeting or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above.

(d) To be in proper written form, a Nominating Shareholder's notice to the corporate secretary of the Corporation must set forth:

(i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director

(A) the name, age, business address and residential address of the person,

(B) the present principal occupation or employment of the person and the principal occupation or employment for the five years preceding the notice,

(C) the citizenship of the person,

(D) the class or series and number of shares in the capital of the Corporation which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred and if not, provide such particulars in respect of the record date immediately following the occurrence of said date) and as of the date of such notice, and

(ii) as to the Nominating Shareholder giving the notice, full particulars as to shares of the Corporation directly or indirectly controlled or directed or which are owned beneficially or of record by the Nominating Shareholders and any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation as of the record date for the meeting (if such date shall then have been made publicly available

DM_VAN/256815.00007/8714500.2 -11-

and shall have occurred and if not, provide such particulars in respect of the record date immediately following the occurrence of said date) and as of the date of such notice and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director (as defined in Applicable Securities Laws) of the Corporation or that would reasonably be expected to be material to a reasonable shareholder's understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

(e) No person shall be eligible for election as a director of the Corporation at a meeting of shareholders unless nominated in accordance with the provisions of this Section 9.01 and applicable law; provided, however, that nothing in this Section 9.01 shall preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or at the discretion of the chair. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this Section 9.01 and, if any proposed nomination is not in compliance with such foregoing provisions, to declare such nomination to be defective and that it shall be disregarded.

(f) For the purposes of this Section 9.01:

(i) "**public announcement**" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com;

(ii) "**Applicable Securities Laws**" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada; and

(iii) "**business day**" means any day other than Saturday, Sunday or a day on which banks in Vancouver, British Columbia are generally not open for business.

(g) Notwithstanding any other provision of this by-law, notice given to the corporate secretary of the Corporation pursuant to this Section 9.01 may only be given by:

(i) personal delivery to the corporate secretary of the Corporation at the address of the head office of the Corporation, or

(ii) facsimile transmission to the fax number as may be stipulated from time to time by the corporate secretary of the Corporation for the purpose of this notice,

and shall be deemed to have been given and made only at the time it is served by personal delivery (at the address as aforesaid) or sent by facsimile transmission (at the number aforesaid provided that receipt of confirmation of such transmission has been received); provided that if such delivery or facsimile transmission is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or transmission shall be deemed to have been made on the subsequent day that is a business day.

DM_VAN/256815.00007/8714500.2 -12-

(h) Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 9.01.

PART 10
MAKE, AMEND, OR REPEAL BY-LAWS

10.01 By-laws May be Amended or Repealed

The board may, in accordance with the Act, make, amend or repeal one or more by-laws that regulate the business or affairs of the Corporation.

10.02 Effect of Repeal of By-laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

MADE by the Board of Directors of Eldorado Gold Corporation on the 12th day of December, 2013.

Chief Executive Officer	Corporate Secretary

CONFIRMED by the Shareholders of Eldorado Gold Corporation on the ____ day of________________, _______.

Chief Executive Officer	Corporate Secretary

DM_VAN/256815.00007/8714500.2

-13-

TABLE OF CONTENTS

		Page
PART 1	**INTERPRETATION**	**1**
1.01	Definitions	1
1.02	Number, Gender and Headings	1
1.03	By-law Subordinate to Other Documents	2
1.04	Computation of Time	2
PART 2	**DIRECTORS**	**2**
2.01	Notice of Meeting	2
2.02	Meetings Without Notice	2
2.03	Place of Meeting	2
2.04	Number of Directors and Quorum for Board Meetings	2
2.05	Participation by Communications Facility	3
2.06	Chair of Board Meetings	3
2.07	Votes at Board Meetings and Resolutions	3
2.08	Committees	3
2.09	Officers	3
PART 3	**MEETINGS OF SHAREHOLDERS**	**3**
3.01	Notice and Place of Shareholders' Meetings	3
3.02	Quorum at Meetings of Shareholders	4
3.03	Chair of Shareholder Meetings	4
3.04	Voting	4
3.05	Scrutineers	4
3.06	Who May Attend Shareholders' Meeting	4
3.07	Participation By Communication Facility	4
3.08	Adjournments	4
PART 4	**SECURITY CERTIFICATES, PAYMENTS**	**5**
4.01	Certificates	5
4.02	Share Certificates, Acknowledgements and Direct Registration System	5
4.03	Cheques	5
4.04	Cheques to Joint Shareholders	5
4.05	Non-Receipt of Cheques	5
4.06	Currency of Dividends	6
4.07	Lien for Indebtedness	6
4.08	Interest Fractions	6
4.09	Fractional Security or Property	6
PART 5	**SIGNATORIES, INFORMATION**	**6**
5.01	Signatories	6
5.02	Facsimile Signatures	6
5.03	Appointment of Attorney of Corporation	6
5.04	Restriction on Information Disclosed	7
PART 6	**PROTECTION AND INDEMNITY**	**7**
6.01	Transactions with the Corporation	7
6.02	Limitation of Liability	7
6.03	Contracts on Behalf of the Corporation	7
6.04	Indemnity of Directors and Officers	8
6.05	Indemnities Not Limiting	8
6.06	Insurance	8

DM_VAN/256815.00007/8714500.2 -i-

TABLE OF CONTENTS
(continued)

			Page
PART 7		**NOTICES**	**9**
	7.01	Procedure for Giving Notices	9
	7.02	Notices to Successors in Title	9
	7.03	Notice to Joint Securityholders	9
	7.04	Facsimile Signatures on Notices	9
	7.05	Omission of Notice Does Not Invalidate Actions	9
	7.06	Waiver of Notice	9
PART 8		**BORROWING OF MONEY**	**10**
	8.01	Borrowing Powers	10
	8.02	Delegation of Borrowing Powers	10
	8.03	Powers are Supplemental	10
PART 9		**ADVANCE NOTICE OF DIRECTOR NOMINATIONS**	**10**
	9.01	Nomination of Directors	10
PART 10		**MAKE, AMEND, OR REPEAL BY-LAWS**	**13**
	10.01	By-laws May be Amended or Repealed	13
	10.02	Effect of Repeal of By-laws	13

DM_VAN/256815.00007/8714500.2

-ii-

Schedule B

Industry Canada | Industrie Canada

Corporations Canada | Corporations Canada

Form 4

Articles of Amendment

(Sections 27 or 177 of the Canada Business Corporations Act (CBCA))

Instructions

3 Any changes in the articles of the corporation must be made in accordance with section 27 or 177 of the CBCA.

A: If an amendment involves a change of corporate name (including the addition of the English or French vesrion of the corporate name), the new name must comply with sections 10 and 12 of the CBCA as well as part 2 of the regulations, and the Articles of Amendment must be accompanied by a Canada-biased NUANS® search report dated not more than ninety (90) days prior to the receipt of the articles by Corporations Canada. A numbered name may be assigned under subsection 11(2) of the CBCA without a NUANS® search.

D: Any other amendments must correspond to the paragraphs and subparagraphs referenced in the articles being amended. If the space available is insufficient, please attach a schedule to the form.

4 Declaration

This form must be signed by a director or an officer of the corporation (subsection 262(2) of the CBCA).

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please consult our web site at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region) or toll-free at 1-866-333-5556 or by email at corporationscanada@ic.gc.ca.

Prescribed Fees

- Corporations Canada Online Filing Centre: $200
- By mail or fax: $200 paid by cheque payable to the Receiver General for Canada or by credit card (American Express®, MasterCard® or Visa®).

Important Reminders

Change of registered office address and/or mailing address:
Complete and file Change of Registered Office Address (Form 3).

Change of directors or changes of a director's address:
Complete and file Changes Regarding Directors (Form 6).

These forms can be filed electronically, by mail or by fax free of charge.

File documents online:
Corporations Canada Online Filing Centre:
www.corporationscanada.ic.gc.ca

Or send documents by mail:
Director General,
Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:
613-941-0999

Canada

1 Corporation name

Eldorado Gold Corporation

2 Corporation number

331582-7

3 The articles are amended as follows:
(Please note that more than one section can be filled out)

A: The corporation changes its name to:

B: The corporation changes the province or territory in Canada where the registered office is situated to: **(Do not indicate the full address)**

C: The corporation changes the minimum and/or maximum number of directors to: (For a fixed number of directors, please indicate the same number in both the minimum and maximum options)

D: Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation to or any other provisions that are permitted by the CBCA to be set out in the Articles) **Please specify.**

The Articles be amended by the deletion of "and an unlimited number of convertible non-voting shares," from paragraph 3 of the restated articles of incorporation and the former Schedule A to the restated articles of incorporation is replaced with the attached Schedule A.

4 Declaration

I hereby certify that I am a director or an officer of the corporation.

SIGNATURE

PRINT NAME | *TELEPHONE NUMBER*

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

IC 3069 (2006/12)

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

1.1 **Payment of Dividends.** The holders of the common shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends and all dividends shall be declared and paid in equal amounts per share and at the same time on all common shares at the time issued and outstanding without preference or distinction.

1.2 **Participation upon Liquidation, Dissolution or Winding-up.** In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of such shares, be entitled to receive the remaining property and assets of the Corporation and all of the property and assets of the Corporation available for distribution to the holders of the common shares shall be paid and distributed equally, share for share.

1.3 **Voting Rights.** The holders of the common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall have one vote in respect of each common share held at all such meetings.

DM_VAN/256815.00007/8782920.2

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 7
RESTATED ARTICLES OF INCORPORATION
(SECTION 180)

FORMULAIRE 7
STATUTS CONSTITUTIFS MIS À JOUR
(ARTICLE 180)

1-- Name of the Corporation - Dénomination sociale de la société

ELDORADO GOLD CORPORATION

Corporation No. - Nº de la société

331582-7

2-- The province or territory in Canada where the registered office is situated

La province ou le territoire au Canada où est situé le siège social

British Columbia

3-- The classes and any maximum number of shares that the corporation is authorized to issue

Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The Corporation is authorized to issue an unlimited number of common shares with the rights, privileges, restrictions and conditions set out in Schedule A annexed hereto and incorporated in this Form.

4-- Restrictions, if any, on share transfers

Restrictions sur le transfert des actions, s'il y a lieu

None

5-- Number (or minimum and maximum number) of directors

Nombre (ou nombre minimal et maximal) d'administrateurs

A minimum of 3 and a maximum of 20.

6-- Restrictions, if any, on business the corporation may carry on

Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7-- Other provisions, if any

Autres dispositions, s'il y a lieu

(a) In addition to filling vacancies among the directors as provided for in the Canada Business Corporations Act, as amended from time to time, the directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

(b) Meetings of shareholders of the Corporation may be held outside Canada in any city or municipality in which the Corporation carries on business.

These restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation.

Cette mise à jour des statuts constitutifs démontre exactement, sans changement substantiel, les dispositions correspondantes des statuts constitutifs modifiés qui remplacent les statuts constitutifs originaux.

Signature	Printed Name - Nom en lettres moulées	8 -- Capacity of - En qualité de	9 -- Tel. No. - Nº de tél.

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

IC 3167 (2003/08)

Canada

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

1.1 **Payment of Dividends.** The holders of the common shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends and all dividends shall be declared and paid in equal amounts per share and at the same time on all common shares at the time issued and outstanding without preference or distinction.

1.2 **Participation upon Liquidation, Dissolution or Winding-up.** In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of such shares, be entitled to receive the remaining property and assets of the Corporation and all of the property and assets of the Corporation available for distribution to the holders of the common shares shall be paid and distributed equally, share for share.

1.3 **Voting Rights.** The holders of the common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall have one vote in respect of each common share held at all such meetings.

DM_VAN/256815.00007/8782920.2

Schedule C

ELDORADO GOLD CORPORATION
INCENTIVE STOCK OPTION PLAN

OFFICERS & DIRECTORS
Amended and Restated
as of May 1, 2014

1.                  Purpose of the Plan

1.1              The purpose of the Plan is to (a) attract and retain superior directors and officers engaged to provide ongoing services to the Company, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Company, and in combination with these goals, to encourage their equity participation in the Company; and (b) closely align the personal interests of such directors and officers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.                  Definitions

2.1              For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person;
(b)	“Board” means the board of directors of the Company;
(c)	“Business Combination” has the meaning ascribed to the term in Subsection 10.7 hereof;
(d)	“Cause” means any act, which at common law in the applicable jurisdiction, would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice;
(e)	“Change of Control” means:
(i)	an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or
(ii)	the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)	the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect to such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or
(iv)	individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason in such year to constitute at least 50% of the Board;
(f)	“Company” means Eldorado Gold Corporation;
(g)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;
(h)	“Eligible Person” means, from time to time, any director or officer of the Company;
(i)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;
(j)	“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;
(k)	“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;
(l)	“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was no board lot sale on the Exchange on such date, then the last board lot sale prior thereto;
(m)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(n)	“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;
(o)	“Option Agreement” has the meaning ascribed to that term in Section 7 hereof;
(p)	“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;
(q)	“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;
(r)	“Optionee” means an Eligible Person to whom an Option has been granted;
(s)	“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;
(t)	“related entity” has the meaning ascribed to that term in Section 2.22 of NI 45-106;
(u)	“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;
(v)	“security based compensation arrangement” means
(i)	stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;
(ii)	individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Company’s shareholders;
(iii)	stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased;
(iv)	stock appreciation rights involving issuances of securities from treasury of the Company;
(v)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Company; and
(vi)	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Company by any means whatsoever,

and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Company are not security based compensation arrangements;

(w)	“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company;
(x)	“Shareholder” means a registered holder of Shares of the Company;
(y)	“Take-Over Bid” has the meaning ascribed to the term in Subsection 10.6 hereof; and
(z)	“TSX” means the Toronto Stock Exchange.

2.2              Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

2.3              As used in this Plan,

(a)	unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders, words importing the singular shall include the plural and vice versa;
(b)	unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”,” hereunder” or other similar terms refer to the Plan as a whole, together with the appendices and schedules, and references to a Section, Subsection, paragraph, Appendix or Schedule by number or letter or both refer to the Section, Subsection, paragraph, Appendix or Schedule, respectively, bearing that designation in the Plan; and
(c)	the term “include” (or words of similar import) is not limiting whether or not non-limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

3.                  Administration of the Plan

3.1              The Plan shall be administered by the Compensation Committee.

3.2              The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.3              The Compensation Committee shall, periodically, after considering the Chief Executive Officer’s recommendations, make recommendations to the Board as to the grant of Options.

3.4              In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5              The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.                  Shares Subject to the Plan

4.1              Effective May 1, 2014, the maximum number of Shares which may be issued under the Plan from and after May 1, 2014 shall not exceed 17,048,803 Shares, subject to adjustment as provided in Section 10.

4.2              The total number of Shares that may be reserved for issuance to any one Optionee pursuant to Options shall not exceed 1% of the issued and outstanding Shares on a non-diluted basis on the Grant Date of the Options.

4.3              The total number of Shares that may be reserved for issuance to all non-executive directors of the Company pursuant to Options shall not exceed three-quarters of one percent (0.75%) of the Shares outstanding on a non-diluted basis on the Grant Date of the Options. Within any one financial year period, the total value of Options granted to a non-executive director of the Company, as determined by the Board on the Grant Date, shall not exceed $100,000. Notwithstanding Subsection 5.1, in determining those non-executive directors of the Company entitled to grants of Options and the number of Options to be granted to such non-executive directors, the Board shall not discriminate against any particular non-executive director and shall make such determinations in accordance with its duties to act honestly and in good faith with a view to the best interest of the Company.

4.4              Notwithstanding anything in this Plan to the contrary:

(a)	the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders together with the number of Shares issuable to Insiders pursuant to Options granted under the Company’s Employees, Consultants & Advisors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and
(b)	within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under the Company’s Employees, Consultants & Advisors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.5              Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, cancelled or otherwise terminated for any reason (other than exercise of the Options) shall be available for subsequent Options under the Plan.

4.6              No fractional Shares may be purchased or issued under the Plan.

5.                  Grants of Options

5.1              Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”). The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)	the number of Options to be granted;
(b)	the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and
(c)	the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.                  Eligibility, Vesting and Terms of Options

6.1              Options may be granted to Eligible Persons only.

6.2              Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3              The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date. If an Option expires during a Black-Out Period then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4              Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option or on the achievement of performance vesting targets determined by the Board at its discretion, with the Option being fully-exercisable only when such required time period or periods have elapsed or the performance targets have been met as determined by the Board in its sole discretion, as the case may be, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5              Any Optionee whose employment, engagement or directorship with the Company is terminated

(a)	by the Company, for any reason other than for Cause, at any time in the 12 months following a Change of Control of the Company, or
(b)	by the Optionee, if the Company makes a material adverse change in the location, salary, duties or responsibilities assigned to the Optionee, at any time in the 12 months following a Change of Control of the Company and the Optionee has provided notice in writing to the Company within 30 days of such material adverse change to terminate employment, engagement or directorship, then any outstanding Options that have not yet vested on the date of termination shall be deemed to have vested on such date.

6.6              Notwithstanding any other provision hereunder, pursuant to the Company’s Compensation Policy for non-executive directors, at the discretion of the Board, non-executive directors may be granted up to a maximum of 100,000 Options upon initial election or appointment to the Board.

6.7              Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period. Subject to Section 8, an Option which is subject to vesting, may once vested in accordance with the vesting terms, be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period.

6.8              An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.

7.                  Option Agreement

7.1              Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board (the “Option Agreement”), subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period and any vesting or other terms and conditions as the Board may deem appropriate.

8.                  Termination of Employment, Engagement or Directorship

8.1              In the event an Optionee’s employment, engagement or directorship terminates for any reason other than death or cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 365 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto. In the event an Optionee’s employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.2              In the event of the death of an Optionee, either while in the employment or engagement or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.3              The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1 or 8.2 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.4              The Plan shall not confer upon any Optionee any right with respect to a continuation of employment, engagement or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment, engagement or directorship at any time.

8.5              Unless otherwise agreed to in writing by the Board in accordance with this Section, references to “termination”, “date of termination” or similar references in the Plan in the case of officers who are also employees, are deemed to be the last day of active employment with the Company or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment (whether with or without cause or with or without notice).

8.6              For greater certainty (and subject to Subsections 6.5 and 8.5), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

9.                  Exercise of Options

9.1              Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the Chief Executive Officer, the President, the Chief Financial Officer or the Corporate Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to or to the direction of the Optionee within a reasonable time following the receipt of such notice and payment.

10.              Adjustment on Alteration of Share Capital

10.1          In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2          If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

10.3          In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4          In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5          No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6          If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Board may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7          Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Company for securities, property or cash in or from another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner, at its option determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for or the waiver of the fulfillment of any conditions or restrictions on such exercise (including, without limitation, vesting requirements) or providing that any Share which would be receivable prior to the effective time of the Business Combination on the exercise of an Option be replaced with the securities, property or cash which the Optionee would have received if the Optionee had exercised his or her Option immediately prior to the effective time of the Business Combination and make any necessary adjustment, including adjustments to the Option Price, as may be deemed necessary or equitable by the Board in its sole discretion. All determinations of the Board under this Subsection 10.7 shall be binding for all purposes of the Plan. Any adjustments made by the Board in the context of a Business Combination are subject to TSX approval.

10.8          In order to permit Optionees to participate in a proposed Take-Over Bid or a proposed Business Combination that could result in a Change of Control, the Board may make appropriate provisions for the exercise of Options (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid or the completion of the Business Combination, as applicable.

11.              Regulatory Approval

11.1          Notwithstanding any of the provisions contained in the Plan, Option Agreement or any term of the Option, the Company’s obligations hereunder, including the obligations to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)	compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States or any other applicable jurisdiction (“Securities Regulators”);
(b)	compliance with the requirements of the Exchange; and
(c)	receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2          The Company shall in no event be obligated to take any action in order to comply with any laws, regulations, rules, orders or requirements.

11.3          Notwithstanding any provisions in the Plan, Option Agreement or any term of the Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.              Terms and Conditions of Options Granted to U.S. Participants

12.1          This Section 12 applies only to U.S. Participants. In this Section 12, the following words and phrases shall have the following meanings:

(a)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.
(b)	“Disability” means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months. The preceding definition of the term “Disability” is intended to comply with, and will be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code.

(c)	“Fair Market Value” means, with respect to any property (including, without limitation, any Share), the fair market value, as of a given date, of such property, determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be the closing board lot sale price per share of a Share on the Exchange on the trading day immediately preceding such date.
(d)	“Grant Date” means, with respect to any Option, the date on which the Board grants the Option.
(e)	“Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” pursuant to section 422 of the Code.
(f)	“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.
(g)	“Option” means an option to acquire Shares granted under this Plan.
(h)	“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term “Subsidiary” is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.
(i)	“U.S. Employee” means a person who is an employee of the Company (or of any Subsidiary) for purposes of section 422 of the Code.
(j)	“U.S. Participant” means an Optionee who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1)of the Code.
(k)	“10% Shareholder” means any person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary).

12.2          Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for Incentive Stock Options shall not exceed 17,048,803 Shares, subject to adjustment pursuant to Article 10 of this Plan and subject to the provisions of sections 422 and 424 of the Code.

12.3          Each option agreement with respect to an Option granted to a U.S. Participant shall specify whether the related Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made in an option agreement, the related Option will be:

(a)	an Incentive Stock Option if all of the requirements under the Code that must be satisfied in order for such Option to qualify as an Incentive Stock Option are satisfied; or
(b)	in all other cases, a Nonqualified Stock Option.

12.4          In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)	An Incentive Stock Option may be granted only to a U.S. Employee.
(b)	The aggregate Fair Market Value of the Shares (determined as of the applicable Grant Date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary) will not exceed one hundred thousand dollars (U.S.$100,000) or any other limitation subsequently set forth in section 422(d) of the Code. To the extent that such limitation is exceeded, the options in excess of such limitation will be treated as Nonqualified Stock Options.
(c)	The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than one hundred percent (100%) of the Fair Market Value of a Share on the applicable Grant Date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date will be not less than one hundred ten percent (110%) of the Fair Market Value of a Share on the applicable Grant Date. Under no circumstances shall the exercise price of an Option be less than the closing board lot sale price per share of a Share on the Exchange on the trading day immediately preceding the Grant Date.
(d)	No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date on which the Board adopts the most recent amendment and restatement of the Plan or (ii) the date on which the shareholders of the Company approve such most recent amendment and restatement of the Plan.
(e)	An Incentive Stock Option will terminate and no longer be exercisable no later than the earlier of the term set by the Board and five (5) years after the applicable Grant Date.
(f)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee, then, in order to retain its status as an Incentive Stock Option for U.S. federal tax purposes such Option must be exercised within the time limits set forth below. Failure to exercise such Incentive Stock Options within the following time limits will result in the Option ceasing to be an Incentive Stock Option.

(i)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the death of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of death) by the estate of such U.S. Participant, or by any person to whom such Incentive Stock Option was transferred in accordance with Subsection 6.8, for a period of one (1) year after the date of death (but in no event beyond the term of such Incentive Stock Option).
(ii)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the Disability of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of Disability) by such U.S. Participant for a period of one (1) year after the date of Disability (but in no event beyond the term of such Incentive Stock Option).
(iii)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee for any reason other than the death or Disability of such U.S. Participant or termination for Cause, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination) by such U.S. Participant for a period of three (3) months after the date of termination (but in no event beyond the term of such Incentive Stock Option). If an Option ceases to be an Incentive Stock Option by virtue of this paragraph, it will be treated as a Nonqualified Stock Option and the provisions in Subsection 8.1 will apply with respect to the period during which the Option may be exercised.

For purposes of this Subsection 12.4(f), the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Administrator that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Parent or Subsidiary) to another office of the Company (or of any Parent or Subsidiary) or a transfer between the Company and any Parent or Subsidiary.

For greater certainty, under no circumstances shall the above time limits apply to extend the time limits applicable under Section 8.

(g)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.

(h)	An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution.

12.5          In the event that this Plan is not approved by the shareholders of the Company as required by Section 422 of the Code within twelve (12) months before or after the date on which this Plan is adopted by the Board, any Incentive Stock Option granted under this Plan will automatically be deemed to be a Nonqualified Stock Option.

12.6          Any adjustment, amendment or termination of outstanding Options granted to U.S. Participants will occur only if such actions are undertaken in accordance with Code Section 409A on a basis consistent with the regulations thereunder.

13.              Miscellaneous

13.1          An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

13.2          If the Company shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in respect of the issuance or delivery of the Options or Shares to the Optionee, the Company may deduct and withhold such amount or amounts from any payment made by the Company to such Optionee, whether or not such payment is made pursuant to this Plan. In addition, or as an alternative to such withholding from payments, the Company may require an Optionee, as a condition of exercise of an Option, to pay to the Company an amount not exceeding the total of the withholding obligation of the Company arising in respect of the issuance or delivery of the Options or Shares to the Optionee, or to reimburse the Company for such amount. Under no circumstances shall the Company be responsible for funding the payment of any tax, social security contributions or other source deductions on behalf of the Optionee or for providing any tax advice to them.

14.              Amendment and Termination

14.1          The Plan has been amended and restated as of May 1, 2014. Any amendments made are effective as of the date amended.

14.2          The Board may, subject to Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)	to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(b)	to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares; and
(c)	other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to this provision as well as amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number of shares to a fixed maximum percentage), may not be made without obtaining approval of the Shareholders in accordance with TSX requirements. For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum or percentage is not increased and the Plan otherwise permits reloading.

14.3          The Board may suspend or terminate the Plan at any time. No action by the Board to terminate the Plan pursuant to this Section 14 shall affect any Options granted hereunder pursuant to the Plan prior to termination.

14.4          Except as set out below, the Board may (without Shareholder approval) amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder.

The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders. The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

APPENDIX A

INCENTIVE STOCK OPTION PLAN

OFFICERS & DIRECTORS

OPTION AGREEMENT

1.	This Option Agreement is entered into between Eldorado Gold Corporation (the “Company”) and the Optionee as defined below.
2.	The Optionee acknowledges having received a copy of the Company’s Incentive Stock Option Plan for Officers & Directors, as amended or amended and/or restated from time to time (the “Plan”), a copy of which is attached hereto, that he or she has read and understands the Plan and that the terms therein (including any amendments thereto since the Grant Date) govern the grant hereunder.
3.	Subject to the terms and conditions of the Plan, the Company grants the Optionee the options set out below on the terms and conditions set out below.
Grant Date:
Optionee:	(the “Optionee”)
Optionee’s Position with the Company:
Number of Options:
Option Price ($ per Share):	$
Vesting Period:
Vesting Performance Targets:
Expiry Date of Option Period:
4.	Subject to the Plan, each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.
5.	This Option Agreement is subject to the terms and conditions set out in the Plan and such terms and conditions are incorporated herein by this reference and agreed to by the Optionee. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

6.	The Optionee acknowledges that the Company makes no representation or warranty as to the future value of any Option granted hereunder or Shares issuable thereto.
7.	The Optionee acknowledges and agrees that the Optionee will, at all times, act in strict compliance with any and all applicable laws and any policies of the Company applicable to the Optionee in connection with the Plan.
8.	The Optionee acknowledges that if the Company is required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in respect of the issuance or delivery of the Options or Shares to the Optionee, the Company may deduct and withhold such amount or amounts from any payment made by the Company to such Optionee, whether or not such payment is made pursuant to this Plan. The Optionee also acknowledges that under no circumstances shall the Company be responsible for funding the payment of any tax, social security contributions or other source deductions on behalf of the Optionee or for providing any tax advice to the Optionee.
9.	The Optionee hereby acknowledges that the Options and Shares issued on exercise may be subject to tax under applicable federal, provincial, state or other laws of any jurisdiction, that no representation has been made and he or she has not received any advice from the Company as to tax or legal ramification of the grant of Options hereunder or Shares issuable thereto and that he or she has been advised to seek independent tax advice as he or she deems necessary.
10.	[OPTION - Insert if Optionee is a U.S. Participant and US Employee as defined in Section 12 of the Plan and ISOs are being granted] [Unless this grant notice specifies otherwise, Options that meet the requirements of Code Section 422 and applicable regulations will be Incentive Stock Options (“ISOs”). U.S. Participants should refer to Section 12 of the Plan for provisions relating to ISOs. In addition, U.S. Participants should consult with their personal tax advisor with regard to the tax consequences relating to the exercise of an ISO and the subsequent sale of Shares, including the holding period requirement with respect to Shares received upon exercise of an ISO in order to retain favourable ISO tax treatment, and the possible alternative minimum tax implications as a result of exercise of an ISO (the latter will depend on the individual tax situation of the Optionee). OR

Insert if Optionee is a U.S. Participant and Nonqualified Stock Option is being granted: These Options are Nonqualified Stock Options.]

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the          day of                       ,            .

ELDORADO GOLD CORPORATION
Per:
Authorized Signatory

Acknowledged and Agreed to:

) ) )
Signature of Optionee	)	Signature of Witness
) ) )
Name and Title of Optionee	)	Name of Witness

Schedule D

ELDORADO GOLD CORPORATION

INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS
Amended and Restated as of May 1, 2014

1.                  Purpose of the Plan

1.1              The purpose of this Plan is to (a) assist the Company in attracting, retaining and motivating employees and consultants of the Company and of its related entities and directors and officers of the Company’s related entities; and (b) closely align the personal interests of such employees, consultants, directors and officers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.                  Definitions

2.1              For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person;
(b)	“Board” means the board of directors of the Company;
(c)	“Business Combination” has the meaning ascribed to the term in Subsection 10.7 hereof;
(d)	“Cause” means any act, which at common law in the applicable jurisdiction, would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice;
(e)	“Change of Control” means:
(i)	an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or
(ii)	the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)	the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect to such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or
(iv)	individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason in such year to constitute at least 50% of the Board;
(f)	“Company” means Eldorado Gold Corporation;
(g)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;
(h)	“Consultant” has the same meaning ascribed to that term under Section 2.22 of NI 45-106;
(i)	“Eligible D&O” means a director or officer of a related entity of the Company that is not a director or officer of the Company;
(j)	“Eligible Person” means, from time to time, a full-time or part-time employee of the Company or of a related entity of the Company, Consultant of the Company or of a related entity of the Company, or an Eligible D&O;
(k)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;
(l)	“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;
(m)	“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;
(n)	“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was no board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(o)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;
(p)	“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;
(q)	“Option Agreement” has the meaning ascribed to that term in Section 7 hereof;
(r)	“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;
(s)	“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;
(t)	“Optionee” means an Eligible Person to whom an Option has been granted;
(u)	“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;
(v)	“related entity” has the meaning ascribed to that term in Section 2.22 of NI 45-106;
(w)	“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;
(x)	“security based compensation arrangement” means
(i)	stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;
(ii)	individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Company’s shareholders;
(iii)	stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased;
(iv)	stock appreciation rights involving issuances of securities from treasury of the Company;
(v)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Company; and

(vi)	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Company by any means whatsoever,

and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Company are not security based compensation arrangements;

(y)	“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company;
(z)	“Shareholder” means a registered holder of Shares of the Company;
(aa)	“Take-Over Bid” has the meaning ascribed to the term in Subsection 10.6 hereof; and
(bb)	“TSX” means the Toronto Stock Exchange.

2.2              Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

2.3              As used in this Plan,

(a)	unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders, words importing the singular shall include the plural and vice versa;
(b)	unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”,” hereunder” or other similar terms refer to the Plan as a whole, together with the appendices and schedules, and references to a Section, Subsection, paragraph, Appendix or Schedule by number or letter or both refer to the Section, Subsection, paragraph, Appendix or Schedule, respectively, bearing that designation in the Plan; and
(c)	the term “include” (or words of similar import) is not limiting whether or not non-limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

3.                  Administration of the Plan

3.1              The Plan shall be administered by the Compensation Committee.

3.2              The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.3              The Compensation Committee shall, periodically, make recommendations to or, if the power to grant options has been delegated to the Compensation Committee, report to the Board as to the grant of Options.

3.4              In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5              The Board may delegate any or all of its authority, rights, powers and discretion with respect to the Plan to the Compensation Committee. Upon any such delegation the Compensation Committee as well as the Board, shall be entitled to exercise any or all such authority, rights, power and discretion with respect to the Plan and when used in the context of this Plan “Board” shall be deemed to include the Compensation Committee.

3.6              The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.                  Shares Subject to the Plan

4.1              Effective May 1, 2014, the maximum number of Shares which may be issued under the Plan from and after May 1, 2014 shall not exceed 30,875,315 Shares, subject to adjustment as provided in Section 10.

4.2              In no event shall Options be granted entitling any one Optionee to purchase in excess of one half of one percent (0.5%) of the issued and outstanding Shares on a non-diluted basis on the Grant Date of the Options.

4.3              No Options may be granted to non-executive directors of the Company or a related entity of the Company under this Plan.

4.4              Notwithstanding anything in this Plan to the contrary:

(a)	the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders, together with the number of Shares issuable to Insiders pursuant to Options granted under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and
(b)	within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.5              Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, cancelled or otherwise terminated for any reason (other than exercise of the Options) shall be available for subsequent Options under the Plan.

4.6              No fractional Shares may be purchased or issued under the Plan.

5.                  Grants of Options

5.1              Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”). The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)	the number of Options to be granted;
(b)	the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and
(c)	the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.                  Eligibility, Vesting and Terms of Options

6.1              Options may be granted to Eligible Persons only.

6.2              Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3              The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date. If an Option expires during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4              Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option or on the achievement of performance vesting targets determined by the Board at its discretion, with the Option being fully-exercisable only when such required time period or periods have elapsed or the performance targets have been met as determined by the Board in its sole discretion, as the case may be, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5              Any Optionee whose employment, engagement or directorship is terminated:

(a)	by the Company or a related entity to the Company, for any reason other than for Cause or in the case of a Consultant, breach of contract, at any time in the 12 months following a Change of Control of the Company, or
(b)	by the Optionee, if the Company or a related entity to the Company makes a material adverse change in the location, salary, duties or responsibilities assigned to the Optionee, at any time in the 12 months following a Change of Control of the Company and the Optionee has provided notice in writing to the Company within 30 days of such material adverse change to terminate employment, engagement or directorship, then any outstanding Options that have not yet vested on the date of termination shall be deemed to have vested on such date.

6.6              Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period. Subject to Section 8, an Option which is subject to vesting, may once vested in accordance with the vesting terms, be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period.

6.7              An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.

7.                  Option Agreement

7.1              Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board (the “Option Agreement”), subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with or relationship to the Company or a related entity of the Company, the number of Options, the Option Price, the expiry date of the Option Period and any vesting or other terms and conditions as the Board may deem appropriate.

8.                  Termination of Employment, Engagement or Directorship

8.1              In the event an Optionee’s employment, engagement or directorship terminates for any reason other than death or cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 30 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto. In the event an Optionee’s employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.2              In the event of the death of an Optionee, either while in the employment or engagement or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.3              The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1 or 8.2 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.4              The Plan shall not confer upon any Optionee any right with respect to a continuation of employment, engagement or directorship of, the Company or a related entity of the Company nor shall it interfere in any way with the right of the Company or a related entity of the Company to terminate any Optionee’s employment, engagement or directorship at any time.

8.5              Unless otherwise agreed to in writing by the Board in accordance with this Section, references to “termination”, “date of termination” or similar references in the Plan:

(a)	in the case of an employee (including officers who are also employees), are deemed to be the last day of active employment by the employee with the Company or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment (whether with or without cause or with or without notice); and
(b)	in the case of a Consultant, are deemed to be to the date the person engaged as a Consultant by the Company or related entity ceases to provide, or is directed to cease to provide, services to the Company or related entity (whichever is earlier).

8.6              For greater certainty (and subject to Subsections 6.5 and 8.5), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

9.                  Exercise of Options

9.1              Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the Chief Executive Officer, the President, the Chief Financial Officer or the Corporate Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to or to the direction of the Optionee within a reasonable time following the receipt of such notice and payment.

10.              Adjustment on Alteration of Share Capital

10.1          In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2          If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

10.3          In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4          In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5          No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6          If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Board may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7          Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Company for securities, property or cash in or from another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner, at its option determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for or the waiver of the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements) or providing that any Share which would be receivable prior to the effective time of the Business Combination on the exercise of an Option be replaced with the securities, property or cash which the Optionee would have received if the Optionee had exercised his or her Option immediately prior to the effective time of the Business Combination and make any necessary adjustment, including adjustments to the Option Price, as may be deemed necessary or equitable by the Board in its sole discretion. All determinations of the Board under this Subsection 10.7 shall be binding for all purposes of the Plan. Any adjustments made by the Board in the context of a Business Combination are subject to TSX approval.

10.8          In order to permit Optionees to participate in a proposed Take-Over Bid or a proposed Business Combination that could result in a Change of Control, the Board may make appropriate provisions for the exercise of Options (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid or the completion of the Business Combination, as applicable.

11.              Regulatory Approval

11.1          Notwithstanding any of the provisions contained in the Plan, Option Agreement or any term of the Option, the Company’s obligations hereunder, including obligations to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)	compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States or any other applicable jurisdiction (“Securities Regulators”);
(b)	compliance with the requirements of the Exchange; and
(c)	receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2          The Company shall in no event be obligated to take any action in order to comply with any laws, regulations, rules, orders or requirements.

11.3          Notwithstanding any provisions in the Plan, Option Agreement or any term of the Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.              Terms and Conditions of Options Granted to U.S. Participants

12.1          This Section 12 applies only to U.S. Participants. In this Section 12, the following words and phrases shall have the following meanings:

(a)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.
(b)	“Disability” means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months. The preceding definition of the term “Disability” is intended to comply with, and will be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code.
(c)	“Fair Market Value” means, with respect to any property (including, without limitation, any Share), the fair market value, as of a given date, of such property, determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be the closing board lot sale price per share of a Share on the Exchange on the trading day immediately preceding such date.
(d)	“Grant Date” means, with respect to any Option, the date on which the Board grants the Option.
(e)	“Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” pursuant to section 422 of the Code.
(f)	“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.
(g)	“Option” means an option to acquire Shares granted under this Plan.
(h)	“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term “Subsidiary” is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.
(i)	“U.S. Employee” means a person who is an employee of the Company (or of any Subsidiary) for purposes of section 422 of the Code.
(j)	“U.S. Participant” means an Optionee who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1)of the Code.

(k)	“10% Shareholder” means any person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary).

12.2          Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for Incentive Stock Options shall not exceed 30,875,315 Shares, subject to adjustment pursuant to Article 10 of this Plan and subject to the provisions of sections 422 and 424 of the Code.

12.3          Each option agreement with respect to an Option granted to a U.S. Participant shall specify whether the related Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made in an option agreement, the related Option will be:

(a)	an Incentive Stock Option if all of the requirements under the Code that must be satisfied in order for such Option to qualify as an Incentive Stock Option are satisfied; or
(b)	in all other cases, a Nonqualified Stock Option.

12.4          In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)	An Incentive Stock Option may be granted only to a U.S. Employee.
(b)	The aggregate Fair Market Value of the Shares (determined as of the applicable Grant Date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary) will not exceed one hundred thousand dollars (U.S.$100,000) or any other limitation subsequently set forth in section 422(d) of the Code. To the extent that such limitation is exceeded, the options in excess of such limitation will be treated as Nonqualified Stock Options.
(c)	The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than one hundred percent (100%) of the Fair Market Value of a Share on the applicable Grant Date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date will be not less than one hundred ten percent (110%) of the Fair Market Value of a Share on the applicable Grant Date. Under no circumstances shall the exercise price of an Option be less than the closing board lot sale price per share of a Share on the Exchange on the trading day immediately preceding the Grant Date.
(d)	No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date on which the Board adopts the most recent amendment and restatement of the Plan or (ii) the date on which the shareholders of the Company approve such most recent amendment and restatement of the Plan.

(e)	An Incentive Stock Option will terminate and no longer be exercisable no later than the earlier of the term set by the Board and five (5) years after the applicable Grant Date.
(f)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee, then, in order to retain its status as an Incentive Stock Option for U.S. federal tax purposes such Option must be exercised within the time limits set forth below. Failure to exercise such Incentive Stock Options within the following time limits will result in the Option ceasing to be an Incentive Stock Option.
(i)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the death of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of death) by the estate of such U.S. Participant, or by any person to whom such Incentive Stock Option was transferred in accordance with Subsection 6.8, for a period of one (1) year after the date of death (but in no event beyond the term of such Incentive Stock Option).
(ii)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the Disability of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of Disability) by such U.S. Participant for a period of one (1) year after the date of Disability (but in no event beyond the term of such Incentive Stock Option).
(iii)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee for any reason other than the death or Disability of such U.S. Participant or termination for Cause, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination) by such U.S. Participant for a period of three (3) months after the date of termination (but in no event beyond the term of such Incentive Stock Option). If an Option ceases to be an Incentive Stock Option by virtue of this paragraph, it will be treated as a Nonqualified Stock Option and the provisions in Subsection 8.1 will apply with respect to the period during which the Option may be exercised.

For purposes of this Subsection 12.4(f), the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Administrator that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Parent or Subsidiary) to another office of the Company (or of any Parent or Subsidiary) or a transfer between the Company and any Parent or Subsidiary.

For greater certainty, under no circumstances shall the above time limits apply to extend the time limits applicable under Section 8.

(g)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.
(h)	An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution.

12.5          In the event that this Plan is not approved by the shareholders of the Company as required by Section 422 of the Code within twelve (12) months before or after the date on which this Plan is adopted by the Board, any Incentive Stock Option granted under this Plan will automatically be deemed to be a Nonqualified Stock Option.

12.6          Any adjustment, amendment or termination of outstanding Options granted to U.S. Participants will occur only if such actions are undertaken in accordance with Code Section 409A on a basis consistent with the regulations thereunder.

13.              Miscellaneous

13.1          An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

13.2          If the Company or any of its related entities shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in respect of the issuance or delivery of the Options or Shares to the Optionee, the Company or the related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to such Optionee, whether or not such payment is made pursuant to this Plan. In addition, or as an alternative to such withholding from payments, the Company or any related entity with a withholding obligation as described above may require an Optionee, as a condition of exercise of an Option, to pay to the Company or related entity, as the case may be, an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of the Options or Shares to the Optionee, or to reimburse the Company or related entity for such amount. Under no circumstances shall the Company or any related entity be responsible for funding the payment of any tax, social security contributions or other source deductions on behalf of the Optionee or for providing any tax advice to them.

14.              Amendment and Termination

14.1          The Plan has been amended and restated as of May 1, 2014. Any amendments made are effective as of the date amended.

14.2          The Board may, subject to Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)	to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;
(b)	to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares; and
(c)	other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to this provision as well as amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number of shares to a fixed maximum percentage), may not be made without obtaining approval of the Shareholders in accordance with TSX requirements. For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum or percentage is not increased and the Plan otherwise permits reloading.

14.3          The Board may suspend or terminate the Plan at any time. No action by the Board to terminate the Plan pursuant to this Section 14 shall affect any Options granted hereunder pursuant to the Plan prior to termination.

14.4          Except as set out below, the Board may (without Shareholder approval) amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder.

The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders. The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

APPENDIX A

INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS

OPTION AGREEMENT

1.	This Option Agreement is entered into between Eldorado Gold Corporation (the “Company”) and the Optionee as defined below.
2.	The Optionee acknowledges having received a copy of the Company’s Incentive Stock Option Plan for Employees, Consultants & Advisors, as amended or amended and/or restated from time to time (the “Plan”), a copy of which is attached hereto, that he or she has read and understands the Plan and that the terms therein (including any amendments thereto since the Grant Date) govern the grant hereunder.
3.	Subject to the terms and conditions of the Plan, the Company grants the Optionee the options set out below on the terms and conditions set out below.
Grant Date:
Optionee:	(the “Optionee”)
Optionee’s Position with/relationship to the Company or related entity:
Number of Options:
Option Price ($ per Share):	$
Vesting Period:
Vesting Performance Targets:
Expiry Date of Option Period:
4.	Subject to the Plan, each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

5.	This Option Agreement is subject to the terms and conditions set out in the Plan and such terms and conditions are incorporated herein by this reference and agreed to by the Optionee. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.
6.	The Optionee acknowledges that the Company makes no representation or warranty as to the future value of any Option granted hereunder or Shares issuable thereto.
7.	The Optionee acknowledges and agrees that the Optionee will, at all times, act in strict compliance with any and all applicable laws and any policies of the Company applicable to the Optionee in connection with the Plan.
8.	The Optionee acknowledges that if the Company or any of its related entities are required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in respect of the issuance or delivery of the Options or Shares to the Optionee, the Company or the related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to such Optionee, whether or not such payment is made pursuant to this Plan. The Optionee also acknowledges that under no circumstances shall the Company or any related entity of the Company be responsible for funding the payment of any tax, social security contributions or other source deductions on behalf of the Optionee or for providing any tax advice to the Optionee.
9.	The Optionee hereby acknowledges that the Options and Shares issued on exercise may be subject to tax under applicable federal, provincial, state or other laws of any jurisdiction, that no representation has been made and he or she has not received any advice from the Company or a related entity of the Company as to tax or legal ramification of the grant of Options hereunder or Shares issuable thereto and that he or she has been advised to seek independent tax advice as he or she deems necessary.
10.	[OPTION - Insert if Optionee is a U.S. Participant and US Employee as defined in Section 12 of the Plan and ISOs are being granted] [Unless this grant notice specifies otherwise, Options that meet the requirements of Code Section 422 and applicable regulations will be Incentive Stock Options (“ISOs”). U.S. Participants should refer to Section 12 of the Plan for provisions relating to ISOs. In addition, U.S. Participants should consult with their personal tax advisor with regard to the tax consequences relating to the exercise of an ISO and the subsequent sale of Shares, including the holding period requirement with respect to Shares received upon exercise of an ISO in order to retain favourable ISO tax treatment, and the possible alternative minimum tax implications as a result of exercise of an ISO (the latter will depend on the individual tax situation of the Optionee). OR

Insert if Optionee is a U.S. Participant and Nonqualified Stock Option is being granted:
These Options are Nonqualified Stock Options.]

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the          day of                          ,            .

ELDORADO GOLD CORPORATION
Per:
Authorized Signatory

Acknowledged and Agreed to:

) ) )
Signature of Optionee	)	Signature of Witness
) ) )
Name and Title of Optionee	)	Name of Witness

Schedule E

ELDORADO GOLD CORPORATION
PERFORMANCE SHARE UNIT PLAN

for Designated Participants
dated as of May 1, 2014

1.	Purpose of the Plan
1.1	The purposes of the Plan are to:
(a)	promote the alignment of interests between Designated Participants and the shareholders of the Company;
(b)	assist the Company in attracting, retaining and motivating employees and officers of the Company and of its related entities; and
(c)	provide a compensation system for Designated Participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term.
2.	Definitions
2.1	For the purposes of the Plan, the following terms have the respective meanings set forth below:
(a)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by a Designated Participant;
(b)	“Board” means the board of directors of the Company;
(c)	“Business Combination” has the meaning ascribed to that term in Subsection 9.7;
(d)	“Cause” means any act, which at common law in the applicable jurisdiction, would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice;
(e)	“Change of Control” means:
(i)	an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)	the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or
(iii)	the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect to such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or
(iv)	individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason in such year to constitute at least 50% of the Board;
(f)	“Company” means Eldorado Gold Corporation;
(g)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;
(h)	“Designated Participant” means such employees or officers of the Company or a related entity of the Company as the Board may designate from time to time as eligible to participate in the Plan;
(i)	“Disability” means a physical or mental incapacity of a nature which the Board determines prevents or would prevent the Designated Participant from satisfactorily performing the substantial and material duties of his or her position with the Company or the related entity of the Company, as the case may be;
(j)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;
(k)	“Grant Date” has the meaning ascribed to that term in Subsection 5.1;

(l)	“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;
(m)	“Market Value” of a Performance Share Unit or a Share means, on any given date, the closing price per share of the Shares on the Exchange on the Trading Day immediately preceding the relevant date and if there was no closing price on the Exchange on such date, then the last closing price prior thereto provided that if the Shares are suspended from trading or have not traded on the Exchange for an extended period of time, then the market value will be the fair market value of a Share as determined by the Board in its sole discretion;
(n)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;
(o)	“Performance Period” means a period as specified by the Board in accordance with Subsection 5.1 after the expiration of which and subject to the terms herein, a Designated Participant may be or becomes entitled to receive Shares issuable and/or amount payable on account of the redemption of Performance Share Units;
(p)	“Performance Share Unit Account” has the meaning ascribed thereto in Subsection 6.1;
(q)	“Performance Share Units” or “PSUs” means a bookkeeping entry, denominated in Shares (on a one for one basis, unless otherwise provided for in the PSU Agreement), credited to the Performance Share Unit Account of a Designated Participant in accordance with the provisions hereof;
(r)	“Plan” means this Performance Share Unit Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;
(s)	“PSU Agreement” has the meaning ascribed thereto in Subsection 5.3;
(t)	“Redemption Date” means, subject to Subsection 11.1, in respect of a Vested PSU, the first day following the expiry of the Performance Period applicable to the PSU;
(u)	“Regulators” has the meaning ascribed thereto in Subsection 10.1;
(v)	“related entity” has the meaning ascribed to that term in Section 2.22 of NI 45-106;
(w)	“retirement” means termination of employment or engagement with the Company or a related entity of the Company by a Designated Participant after not less than ten (10) years of continuous full time service to the Company or a related entity of the Company provided that on the date of termination the Designated Participant is not less than 58 years old;
(x)	“security based compensation arrangement” means

(i)	stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;
(ii)	individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Company's shareholders;
(iii)	stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased;
(iv)	stock appreciation rights involving issuances of securities from treasury of the Company;
(v)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Company; and
(vi)	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Company by any means whatsoever,

and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Company are not security based compensation arrangements;

(y)	“Share” means, subject to Section 9 hereof, a Common share without par value in the capital of the Company;
(z)	“Take-Over Bid” has the meaning ascribed to that term in Subsection 9.6;
(aa)	“Trading Day” means any day on which the Exchange is open for trading of Shares provided that if the Shares are no longer listed on any stock exchange, means any day which is a business day in British Columbia;
(bb)	“TSX” means the Toronto Stock Exchange;
(cc)	“U.S. Designated Participant” means any Designated Participant subject to tax under the United States Internal Revenue Code of 1986 in respect of compensation from the Company or its related entity; and
(dd)	“Vested PSU” has the meaning ascribed to that term in Subsection 7.1.
2.2	Unless otherwise agreed to in writing by the Board, a reference in respect of employment or engagement of employees or officers to “termination”, “termination date”, “date of termination” or similar terms herein is deemed to be the day that is the last day of active employment or engagement with the Company or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment or engagement (whether with or without cause or with or without notice).

2.3	Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.
2.4	As used in this Plan,
(a)	unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa;
(b)	unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”,” hereunder” or other similar terms refer to the Plan as a whole, together with the schedules, and references to a Section, Subsection, paragraph or Schedule by number or letter or both refer to the Section, Subsection, paragraph or Schedule, respectively, bearing that designation in the Plan; and
(c)	the term “include” (or words of similar import) is not limiting whether or not non-limiting language (such as “without limitation” or words of similar import) is used with reference thereto.
3.	Administration of the Plan
3.1	The Plan shall be administered by the Compensation Committee.
3.2	The Chief Executive Officer of the Company or the Chairman of the Board shall periodically make recommendations to the Compensation Committee as to the grant of PSUs.
3.3	The Compensation Committee shall, periodically, after considering the recommendations of the Chief Executive Officer and the Chairman, make recommendations to the Board as to the grant of PSUs.
3.4	In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant PSUs, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.
3.5	The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.
4.	Shares Subject to the Plan
4.1	The maximum number of Shares which may be issued from treasury under the Plan shall not exceed 3,130,000 Shares, subject to adjustment as provided in Section 9.

4.2              Notwithstanding anything in this Plan to the contrary:

(a)	the maximum number of Shares issuable from treasury pursuant to the redemptions of PSUs granted under the Plan to Insiders, together with the number of Shares issuable to Insiders under any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the PSUs; and
(b)	within any one-year period, the maximum number of Shares issued pursuant to the redemption of PSUs granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.3	Shares reserved from treasury in respect of which PSUs have been cancelled or otherwise terminated for any reason (other than the redemption of the PSUs) shall be available for subsequent grants of PSUs under the Plan.
5.	Grants of PSUs
5.1	Subject to the provisions of the Plan, the Board shall have the right to grant, in its sole discretion and from time to time, to any Designated Participants PSUs as a discretionary grant with such terms and conditions as the Board may determine. The Board shall also determine, in its sole discretion, in connection with each grant of PSUs:
(a)	the date on which such PSUs are to be granted (the “Grant Date”);
(b)	the number of PSUs to be granted;
(c)	the terms under which a PSU shall vest;
(d)	the Performance Period, provided that the Performance Period with respect to a grant of PSUs shall not exceed that period commencing on January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted; and
(e)	any other terms and conditions (which need not be identical) of all PSUs covered by any grant.
5.2	If the PSUs are inadvertently granted during a Black-Out Period, then the Grant Date shall be deemed to be the first Trading Day following the end of the Black-Out Period.
5.3	Upon the grant of a PSU, the Designated Participant and the Company shall enter into a PSU agreement (“PSU Agreement”) in a form set out in Schedule A or in such other form as approved by the Board, which shall set out the name of the Designated Participant, the number of PSUs, the Performance Period, the vesting terms, the Grant Date, and such other terms and conditions as the Board may deem appropriate.

5.4	A PSU is personal to the Designated Participant and is non-assignable and non-transferable other than by will or by the laws governing the devolution of property in the event of death of the Designated Participant.
6.	Accounts
6.1	An account, to be known as a “Performance Share Unit Account”, shall be maintained by the Company for each Designated Participant and shall be credited with such number of PSUs as are granted to or otherwise credited to a Designated Participant from time to time. Each Designated Participant’s Performance Share Unit Account shall indicate the number of PSUs which have been credited to such account from time to time in accordance with the terms hereunder together with the Performance Period and vesting terms in accordance with the terms herein.
6.2	Whenever cash dividends are paid on the Shares, additional Performance Share Units will be credited to the Designated Participant’s Performance Share Unit Account in accordance with this Subsection 6.2. The number of such additional PSUs will be calculated by dividing the total cash dividends that would have been paid to such Designated Participant if the PSUs recorded in the Designated Participant’s Performance Share Unit Account as at the record date for the dividend had been Shares by the Market Value on the Trading Day immediately after the record date, rounded down to the next whole number of Performance Share Units. No fractional Performance Share Units will thereby be created. If such Trading Date is during a Black-Out Period, then said day shall be the first Trading Day following the end of the Black-Out Period.
6.3	PSUs that have not vested in accordance with the Plan within the relevant Performance Period, have not otherwise met the requirements for redemption, or that are redeemed in accordance with the Plan, shall be cancelled and a notation to such effect shall be recorded in the Designated Participant’s Performance Share Unit Account and the Designated Participant will have no further right, title or interest in such PSUs and, for greater certainty, in any related Share or other right, except in the case of Vested PSUs that have been redeemed but the payment has not been paid to the Designated Participant, the right to receive the payment applicable to the redeemed Vested PSU less any amounts that may be withheld or deducted hereunder.
7.	Vesting, Redemption and Payment of Performance Share Units
7.1	Unless otherwise specified by the Board, subject to the remaining provisions of this Section 7, PSUs granted to a Designated Participant (including any additional PSUs credited to Designated Participants pursuant to Subsection 6.2) shall vest on the achievement of performance vesting targets as determined by the Board in its sole discretion and in each case as set out in the Designated Participant’s PSU Agreement. Subject to Section 8, PSUs may not be redeemed until the Redemption Date applicable to such PSU occurs and the performance targets have been met as determined by the Board in its sole discretion. Except where the context requires otherwise, each PSU which is vested pursuant to this Section 7 shall be referred to herein as a “Vested PSU”.

7.2	Subject to Section 8 and Subsection 11.1, all Vested PSUs shall be redeemed by the Company on the Redemption Date of the Vested PSU and subject to any withholding requirements and Section 8, each Designated Participant shall receive, with respect to all PSUs that are Vested PSUs, at the election of the Board in its sole discretion:
(a)	a cash payment equal to the Market Value of such Vested PSUs as of the Redemption Date; or
(b)	such number of Shares, as are equal (unless otherwise provided for in the PSU Plan) to the number of such Vested PSUs; or
(c)	any combination of the foregoing, such that the cash payment plus such number of Shares, have a value equal to the Market Value of such Vested PSUs as of the Redemption Date;

in each case as soon as practicable following the Redemption Date, and in any event, for non-U.S. Designated Participants, no later than December 31 of the third calendar year following the calendar year in which the PSUs were granted, and for U.S. Designated Participants, no later than 30 days following the Redemption Date.

7.3	The Company shall not be required to deliver fractional Shares on account of the redemption of PSUs. If any fractional interest in a Share would, except for this provision, be deliverable on account of the redemption of PSUs, such fractional interest shall be rounded down to the next whole number of such Shares.
8.	Termination of Employment and Engagement
8.1	Notwithstanding any other provision herein, if a Designated Participant’s employment or engagement with the Company or its related entity is terminated prior to the expiry of the Performance Period except in circumstances where Subsections 8.2 and 8.3 apply, then, unless the Board, in its sole discretion, determines otherwise, all outstanding PSUs of the Designated Participant, whether or not vested, and any and all rights (including rights to a payment (cash or Shares)) with respect to such outstanding PSUs shall be forfeited and cancelled effective as of the termination date.
8.2	Subsection 8.1 shall not apply if a Designated Participant's employment or engagement with the Company or its related entity is terminated prior to the expiry of the Performance Period:
(a)	by the Company or its related entity, for any reason other than for Cause, at any time in the 12 months following a Change of Control of the Company, or
(b)	by the Designated Participant, if the Company or its related entity makes a material adverse change in the location, salary, duties or responsibilities assigned to the Designated Participant, at any time in the 12 months following a Change of Control of the Company and the Designated Participant has provided notice in writing to the Company within 30 days of such material adverse change to terminate employment, engagement or directorship, or

(c)	as a result of Disability or the Designated Participant's death,

and the Designated Participant will continue to be entitled to payment on the date of termination of any PSUs of the Designated Participant that are vested on the termination date and any PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the Performance Period shall be deemed to have vested on the termination date and the Designated Participant will be entitled to payment of such Vested PSUs and notwithstanding any other provision herein the Redemption Date shall be the date of termination.

8.3	If the Designated Participant’s employment or engagement with the Company or its related entity is terminated prior to the expiry of the Performance Period as a result of retirement then Subsection 8.1 shall not apply and the Designated Participant will continue to be entitled to payment on the Redemption Date of that number of PSUs equal to the number of the Designated Participant’s PSUs that are vested on the Redemption Date multiplied by the Employment Factor. For the purposes of this subsection, “Employment Factor” means x/y where:
(a)	‘x’ is the number of days from and including the commencement of the Performance Period to and including the date of termination of employment or engagement of the Designated Participant; and
(b)	‘y’ is the number of days from and including the commencement of the Performance Period to and including the last day of the Performance Period.
8.4	For greater certainty, notwithstanding any other provision herein (other than Subsections 10.1 and 10.2), a Vested PSU may not be redeemed later than the Redemption Date.
9.	Adjustment on Alteration of Share Capital
9.1	In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, then the number of Shares equal to a PSU shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.
9.2	In the event of a change to the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.
9.3	Unless the Board otherwise determines in good faith, if the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), then the obligation to deliver a Share pursuant to the redemption of a PSU under Subsection 7.2 may be satisfied by the delivery of the securities, property and/or cash which the Designated Participant would have received upon such amalgamation, consolidation, combination or merger if the Designated Participant’s PSU was redeemed immediately prior to the effective date of such amalgamation, consolidation, combination or merger.

9.4	Unless the Board otherwise determines in good faith, if the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved) or a successful take-over bid is made for all or substantially all of the Shares, then for the purposes of determining the cash payment to be made to a Designated Participant on the redemption of a PSU under Subsection 7.2, the cash payment shall be equal to the fair market value on the Redemption Date of the securities, property and/or cash which the Designated Participant would have received upon such amalgamation, consolidation, combination or merger if the Designated Participant’s PSU was redeemed immediately prior to the effective date of such amalgamation, consolidation, combination or merger or take-over, as determined in good faith by the Board in its sole discretion and such determination shall be binding for all purposes of the Plan.
9.5	In the event of any other change affecting the Shares, then if deemed necessary or equitable by the Board in its sole discretion to properly reflect such change, an adjustment may be made which shall be binding for all purposes of the Plan.
9.6	If, at any time when a PSU granted under the Plan has not been redeemed, an offer (“Take-Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Designated Participant as soon as practicable and the Board may, in a fair and equitable manner, in its sole discretion, require the acceleration of the time for the vesting or redemption of the PSU granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such redemption (including without limitation, vesting requirements).
9.7	Notwithstanding any other provision herein, if because of a proposed merger, amalgamation, compulsory acquisition or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Company for securities, property or cash in or from another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner in its sole discretion, determine the manner in which all outstanding PSUs shall be treated including, for example, requiring the acceleration of the time for vesting and redemption of the PSU by the Designated Participant and of the time for or waiver of the fulfillment of any conditions or restrictions on such redemption (including without limitation, vesting requirements) or providing that any Share which would be receivable by a Designated Participant in respect of a redemption of a PSU prior to the effective time of the Business Combination be replaced with the securities, property or cash which the Designated Participant would have received if the Designated Participant had redeemed his or her PSU immediately prior to the effective time of the Business Combination and received Shares, and make any adjustment as may be deemed necessary or equitable by the Board in its sole discretion (including consideration of tax law implications). All determinations of the Board under this Subsection shall be binding for all purposes of the Plan.

9.8	In order to permit Designated Participants to participate in a proposed Take-Over Bid or a proposed Business Combination that could result in a Change of Control, the Board may in its sole discretion make appropriate provisions for the redemption of PSUs (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid or the completion of the Business Combination, as applicable.
9.9	No adjustment provided in this Section 9 shall require the Company to deliver a fractional PSU or Share or cash payment in lieu thereof and the total adjustment with respect to each PSU or Share shall be limited accordingly.
10.	Regulatory Approval
10.1	Notwithstanding any of the provisions contained in the Plan, Designated Participant’s PSU Agreement or any term of a PSU, the Company’s obligation to grant PSUs, deliver Shares hereunder or make payments to a Designated Participant hereunder shall be subject to:
(a)	compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities, including without limitation, any stock exchange on which the Shares are listed (“Regulators”); and
(b)	receipt from the Designated Participant of such covenants, agreements, representations and undertakings, including as to future dealings in such PSUs, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

If the Board determines that compliance with all applicable laws, regulations, rules, orders referenced above (including a consideration of tax law implications) require changes to the terms of a PSU, such change shall be determined in good faith by the Board in its sole discretion.

10.2	Notwithstanding any provisions in the Plan, Designated Participant’s PSU Agreement or any term of a PSU, if any amendment, modification or termination to the provisions hereof or any PSU made pursuant hereto are required by any Regulator, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments as determined appropriate and in good faith by the Board (including consideration of tax law implications) and thereupon the terms of the Plan, the Designated Participant’s PSU Agreement and any PSUs, shall be deemed to be amended accordingly without requiring the consent or agreement of any Designated Participant or holder of a PSU.

11.	Miscellaneous
11.1	If a PSU is to be redeemed during, or within two Trading Days after, a Black-Out Period imposed by the Company, then, notwithstanding any other provision of the Plan, the PSU shall be redeemed two Trading Days after the Black-Out Period is lifted by the Company.
11.2	The Plan shall not confer upon any Designated Participant any right with respect to a continuation of employment with or engagement by, the Company or a related entity of the Company nor shall it interfere in any way with the right of the Company or the related entity to terminate any Designated Participant’s employment or engagement at any time.
11.3	For greater certainty, no interest shall accrue to, or be credited to, the Designated Participant on any amount payable under the Plan.
11.4	PSUs are not Shares and the grant of PSUs does not entitle a Designated Participant to any rights as a shareholder of the Company nor to any rights to the Shares or any securities of the Company. Except as expressly set out herein, no holder of any PSU shall be entitled to receive and no adjustment shall be made for any dividends or any other rights to distributions declared on the Shares.
11.5	The Company makes no representation or warranty as to the future market value of any PSUs or Shares granted or issued in accordance with the provisions of the Plan.
11.6 (a)	If the Company or any of its related entities shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in connection with the grants, redemption or other payments hereunder the Company or any such related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to a Designated Participant, whether or not such payment is made pursuant to this Plan. In addition, or as an alternative to such withholding from payments, the Company or any related entity of the Company having a withholding obligation as described above may require a Designated Participant, as a condition of the grant or redemption of a PSU, to pay to the Company or related entity an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of Shares or cash payment to the Designated Participant hereunder, or to reimburse the Company or the related entity for such amount.
(b)	Under no circumstances shall the Company, or any related entity be responsible for funding the payment of any tax or amount on account of social security or other source deductions on behalf of any Designated Participant or for providing any tax advice to any Designated Participant.
11.7	In addition to the other terms and conditions of this Plan (and notwithstanding any other terms or conditions of the Plan to the contrary, special requirements for U.S. Designated Participants are set out in Schedule B.

12.	Effective Date, Amendment and Termination
12.1	The Plan is effective as of May 1, 2014.
12.2	The Board may, subject to Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:
(a)	to change the termination provisions of the PSUs or Plan which does not extend beyond the original expiry date; and
(b)	other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to this provision as well as amendments to the number of Shares issuable from treasury under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number of shares to a fixed maximum percentage) from treasury, may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.

12.3	Except as set out above, the Board may (without Shareholder approval) amend, modify or terminate any outstanding PSU, including, but not limited to, substituting another award of the same or of a different type or changing the date of redemption; provided, however that, the Designated Participant’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Designated Participant or is specifically permitted hereunder.
12.4	The original term of the Performance Period may not be extended.
12.5	The Board may suspend or terminate the Plan at any time. No action by the Board to terminate the Plan pursuant to this Section 12 shall affect any PSUs granted pursuant to the Plan prior to such action.

14

Performance Share Unit Plan for Eldorado Gold Corporation

SCHEDULE A

Designated Participant’s PSU Agreement

1.	Agreement: This agreement (“Agreement”) has been entered into by Eldorado Gold Corporation (the “Company”) and the Designated Participant as defined below.
2.	Acknowledgment: The Designated Participant acknowledges having received a copy of the Performance Share Unit Plan as amended and/or restated from time to time (the “Plan”) and that he or she has read and understands the Plan and agrees that the terms therein (including any amendments thereto since the date of grant) govern the grant hereunder.
3.	Grant: Subject to the terms and conditions of the Plan, the Company grants the Designated Participant the Performance Share Units (“PSUs”) set out below on the terms and conditions set out below.
(a)	Name of Designated Participant: ______________ (the “Designated Participant”)
(b)	Date of grant: _______________
(c)	Number of PSUs: _______________
(d)	Vesting Terms: <@> [insert performance targets including those applicable to additional PSUs under Subsection 6.2 of the Plan]
(e)	Performance Period: <@> [see paragraph 5.1(d) of the Plan]
(f)	Other Terms: <@> [insert other terms if applicable]
4.	Representations: The Designated Participant acknowledges that the Company makes no representation or warranty as to the future value of any PSU granted in accordance with the provisions of the Plan.
5.	Withholding Obligations: The Designated Participant acknowledges and agrees that the Company or a related entity of the Company may be required to withhold from the undersigned's cash compensation or entitlements under the Plan and remit to the Canada Revenue Agency or the tax agency of the country in which the Designated Participant resides or is otherwise subject to tax, income taxes, social security contributions and other required source deductions in respect of entitlements under the Plan. Under no circumstances shall the Company or, a related entity to the Company be responsible for the payment of any tax, social security contributions or any other source deductions on behalf of any Designated Participant.

6.	Tax Advice: The Designated Participant hereby acknowledges that the grant and redemption of PSUs may be subject to tax under applicable federal, provincial, state or other laws of any jurisdiction, that no representation has been made and he or she has not received any advice from the Company as to tax or legal ramifications of the grant or redemption of PSUs hereunder and that he or she has been advised to seek independent tax advice as he or she deems necessary.
7.	Consent to Use of Personal Information: The Designated Participant agrees that the Company may collect and use personal information for any purpose that is permitted by law to be made without the consent of the Designated Participant, or is required by law, or by the by-laws, rules, regulations or policies or any regulatory organization governing the Company and that the Company may further use or disclose such information for the following purposes:
(a)	to comply with securities and tax regulatory requirements;
(b)	to provide the Designated Participant with information; and
(c)	to otherwise administer the Plan.
8.	Compliance with Laws and Policies: The Designated Participant acknowledges and agrees that the undersigned will, at all times, act in strict compliance with any and all applicable laws and any policies of the Company applicable to the Designated Participant in connection with the Plan.
9.	Terms and Conditions: This Agreement is subject to the terms and conditions set out in the Plan, and such terms and conditions are incorporated herein by this reference and agreed to by the Designated Participant. In the case of any inconsistency between this Agreement and the Plan, the Plan shall govern. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

Effective as of the _____ day of ___________________, 20____.

ELDORADO GOLD CORPORATION
Per:
Authorized Signatory

Acknowledged and Agreed to:

) ) )
Signature of Designated Participant	)	Signature of Witness
) ) )
Name and Title of Designated Participant	)	Name of Witness

Performance Share Unit Plan for Eldorado Gold Corporation

SCHEDULE B

Additional Terms for U.S. Designated Participants

1.	It is intended that PSUs of U.S. Designated Participants shall be exempt from Section 409A of the U.S. Internal Revenue Code pursuant to Treasury Regulations Section 1.409A-1(b)(4) (the “short term deferral exception”), and the provisions of the PSU Agreement and the Plan shall be construed and administered accordingly. For greater certainty, for purposes of PSUs held by U.S. Designated Participants, if the Board exercises discretion to waive all applicable vesting conditions, including continued service and performance conditions that otherwise would apply to PSUs, the Redemption Date for such PSUs shall be the date that the Board waives all such vesting conditions or deems them satisfied.

2.	A U.S. Designated Participant who has performed not less than ten (10) years of continuous full time service to the Company or a related entity of the Company and the U.S. Designated Participant is not less than 58 years old is referred to herein as “Retirement Eligible U.S. Designated Participant”. If, at any time prior to the end of the Performance Period, PSUs of a Retirement Eligible U.S. Designated Participant is not subject to, or is no longer subject to, performance vesting conditions or other vesting conditions unrelated to continued service, then the Redemption Date shall be the later of the date the individual becomes a Retirement Eligible U.S. Designated Participant and the date on which such PSUs are not, or are no longer, subject to performance vesting conditions or other vesting conditions unrelated to continued service.

Schedule F

ELDORADO GOLD CORPORATION

BOARD OF DIRECTORS

Terms of Reference

I.	ROLEs AND RESPONSIBILITIES

The principal role of the Board of Directors (“Board”) is stewardship of Eldorado Gold Corporation (the “Company”). The Board is responsible for the oversight of the management of the Company and its global business, consistent with its obligations set out in the Canada Business Corporations Act (“CBCA”), the Company’s Articles and By-laws and other relevant legislation and regulations.

Subject to the provisions of the CBCA and the Company’s By-Laws and Articles, the Board may delegate the responsibilities of the Board to committees of the Board (“Committees”) on such terms as the Board may consider appropriate.

The principal duties and responsibilities of the Board include:

Strategic Planning. Assisting in the development of and regularly reviewing and monitoring the Company’s long-term goals and the strategic planning process which takes into consideration opportunities and risks of the business and provides objectivity and judgement to the process. The Board is responsible for the approval of and for monitoring the process on at least an annual basis.

Performance Review. Regularly reviewing the short and long term performance of the Company. The Board shall review and consider for approval all significant amendments or departures proposed by management from established strategy, capital and operating budgets, matters of policy or corporate structure outside of the ordinary course of business.

Budgeting. Reviewing and approving the Company’s annual budgets, including capital expenditures.

Risk Management. Understanding the principal risks associated with the Company’s business and regularly monitoring the systems in place to manage those risks effectively.

Reviewing Material Transactions. Reviewing and approving transactions that are either material or not in the ordinary course of the Company’s business.

CEO Appointment and Evaluation. Appointing a Chief Executive Officer (“CEO”) of the Company, setting the CEO’s compensation and establishing and administering appropriate processes to measure the CEO’s performance in carrying out the Company’s stated objectives.

Succession Planning. Establishing and administering a plan for the succession of the CEO and senior management.

Determining Compensation. Upon the recommendation of the Compensation Committee, approving the appointment and compensation of senior management and approving the compensation of the directors of the Company (“Directors”).

Management. Establishing limits of authority to be delegated to senior management and appropriate evaluation criteria for the CEO and senior management.

Director Nomination. Requiring that a plan be in place for the nomination of the Chairman of the Board and Directors, including those Directors who are independent in accordance with applicable securities laws and stock exchange requirements (“Independent Directors”).

Internal Controls. In conjunction with the Audit Committee, regularly reviewing and monitoring the effectiveness of the Company’s internal controls and management information systems.

Disclosure Policy. Overseeing the adoption of a disclosure policy for fair, accurate, transparent and timely public disclosure to all stakeholders.

Reserves and Resources. Reviewing any reserve or resource reports prepared by the Company or the Reserve & Resource Panel. The Reserve & Resource Panel may be constituted at the discretion of the Board and will consist of certain Independent Directors who possess experience or a working knowledge of estimating reserves and resources.

Shareholder Communication. Reviewing the Company’s communication policy and requiring that it be in compliance with the law and the regulations and guidelines of the securities commissions and the stock exchanges on which the Company’s securities trade.

Shareholder Feedback. Establishing measures for shareholders to provide feedback to the Board or the Independent Directors directly.

Corporate Governance. Monitoring the Company’s compliance with the law and the corporate governance regulations and guidelines as required by the securities regulatory authorities and the stock exchanges on which the Company’s securities trade.

Code of Conduct and Business Ethics. Establishing and regularly reviewing the Company’s Code of Conduct and Business Ethics and regularly monitoring compliance thereof with the objective of promoting a culture of integrity throughout the Company.

Integrity. To the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers are creating a culture of integrity through the Company.

By-laws. If required, adopting, amending or repealing the By-laws of the Company.

Financial Disclosure. Reviewing and approving in advance prescribed public disclosure documents including, but not limited to, the quarterly and annual Financial Statements of the Company and associated MD&A, the Annual Information Form and Management Proxy Circular.

Committees of the Board. Upon the recommendation of the Corporate Governance and Nominating Committee, establishing the Committees, the Terms of Reference for each Committe and selecting Independent Directors to act on the Committees. The Board shall establish the following standing Committees of the Board: (i) Audit Committee, (ii) Corporate Governance and Nominating Committee, (iii) Compensation Committee and (iv) Sustainability Committee. From time to time the Board may create other Committees or ad hoc committees to examine specific issues on behalf of the Board.

Chair of Audit Committee. Appointing annually the Chair of the Audit Committee.

Evaluation of Board and Committees. Regularly evaluating the effectiveness of the Board, its Committees and the members therof.

Terms of Reference. Establishing, approving and annually reviewing the Terms of Reference for itself and its Committees, setting out duties and responsibilities including organizational and administrative procedures.

Meetings with Management. Encouraging the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

Continuing Education. Overseeing the establishment of suitable orientation programs for new Directors and continuing education opporunities for all Directors suchas receipt of Management reports, third party presentations and mine site visits. Each Director will have access to an electronic Board Manual, updated annually, containing relevant management information, historical public information and the Terms of References for the Directors and for the Committees of the Board.

Regulatory Compliance. Ensuring that processes are in place to address applicable regulatory, corporate, securities and other compliance matters in a timely manner.

Goodwill. Enhancing the reputation, goodwill and image of the Company.

General. Making other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a committee of the Board or to the management of the Company.

II.	COMPOSITION

Qualification of Directors

1.	As fixed by the Articles of the Company the Board shall consist of at least three Directors and not more than 20 Directors.
2.	A majority of the Directors on the Board shall qualify as Independent Directors, as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines and as defined in Rule 303A.02 of the NYSE Company Guide.
3.	At least twenty-five percent of the Directors on the Board shall be Canadian residents.

Chair of the Board

1.	The Chair of the Board shall be an Independent Director. The Independent Directors on the Board shall appoint the Chair annually at the organizational meeting of the Board immediately following the Annual Shareholders’ Meeting.
2.	The Chair of the Board shall have the duties and responsibilities set forth in the Terms of Reference entitled “Chair of the Board of Directors”.

Director Nomination, Appointment, Resignation & Retirement

1.	An individual who is nominated as a director (“Nominee Director”) shall submit a written Consent to Act to the Company in such form as the Company may require.
2.	A Nominee Director shall disclose to the Chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Nominee Director serves as a director or an officer.
3.	All Directors shall disclose to the Chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Director is invited to serve as a director prior to accepting such invitation.
4.	In accordance with the Company’s By-laws, at each Annual Shareholders Meeting all Directors of the Company resign. Recommendations for nomination for re-election are the responsibility of the Corporate Governance and Nominating Committee. A Director shall advise the Chair of the Corporate Governance and Nominating Committee of his/her willingness to be re-elected to the Board for the next term.

5.	A Director may be re-elected annually to serve the Board until the Annual Shareholders Meeting following his or her 73rd birthday. At the discretion of the Board and giving due consideration to the skills and abilities of Directors who reach the retirement age specified in this provision and to the needs of the Company and its range of activities and operations, the Board may approve an extended retirement age.

Board Meetings

1.	The Board will schedule at least five regular meetings annually and as many additional meetings as necessary to carry out its duties effectively.
2.	The Board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.
3.	A meeting of the Board may be called by the Corporate Secretary or any Director by giving notice stating the time and place of the meeting to each of the Directors no less than 48 hours prior to the Board meeting.
4.	The agenda for each Board Meeting shall be established by the CEO and the Chair of the Board, taking into account suggestions from other Directors.
5.	At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of Directors in office from time to time.
6.	At Board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the Director present.
7.	The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion and consideration of any matter.

In Camera Meetings

1.	The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chair of the Board, without any member of the Company’s management present for the purposes of evaluating the Company’s senior management and discussing such other matters as may be appropriate.
2.	The Independent Directors will appoint a Member to act as Secretary of the ‘In Camera’ Meetings.
3.	Minutes generated from the meetings of the Independent Directors will be maintained by the Chair.
4.	Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the Agenda of the next regularly scheduled Board Meeting.
III	Expectations of a Director

Commitment and Attendance. All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings of the Committees of which they are members. Directors are expected to participate on Committees of the Board and become familiar with the Terms of Reference for each Committee.

Preparation for Meetings. All Directors are expected to prepare in advance of meetings of the Board and its Committees and be willing to fully and frankly participate in the deliberations of the Board and its Committees with the intent to make informed decisions. Directors are expected to review the agenda and related materials circulated in advance of the meeting and are encouraged to contact the Chair of the Board, the CEO or any other appropriate person to discuss agenda items prior to the meetings.

Knowledge of Operations. All Directors are expected to be knowledgeable about the Company’s operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

Other Directorships and Significant Activities. Each Director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director’s time and availability for his or her commitment to the Company. No Director should serve on a board of a competitor of the Company or of a regulatory body with oversight of the Company. Directors should advise the Chair of the Corporate Governance and Nominating Committee prior to accepting membership on any other public company boards of directors. All Directors should disclose any conflict of interest on any issue to the Chair of the Board or the Chair of the Corporate Governance and Nominating Committee as soon as it arises. Directors must refrain from voting on any issue when a conflict of interest exists.

Contact with Management and Employees. Directors should become familiar with senior management and their roles. Directors should be available to management and the Board as a resource and use their abilities, knowledge and experience for the benefit of the Company.

Speaking on behalf of the Company. Directors are required toadhere to the Company’s Disclosure Policy.

Confidentiality. The proceedings and deliberations of the Board and its Committees are confidential. Each Director shall maintain the confidentiality of the information received in connection with his or her service as a Director.

General. Directors are expected to perform such other duties as may be assigned to a Director by the Board from time to time or as may be required by applicable regulatory authorities or legislation.

IV	Outside Advisors

The Board or the Independent Directors may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Board or the Independent Directors in the performance of Directors’ duties.

V	Approval

Approved by the Board of Directors January 27, 2014.

Eldorado Gold’s international success in exploring, developing, financing and operating mines is supported by loyal existing shareholders and has attracted the interest of new investors.

With your support we have:

◦	acquired or built seven mines;
◦	started paying dividends; and
◦	successfully increased reserves.

We believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities in gold and other resources.

It is very important for us to sustain good relationships with our investors and the communities in which we operate. To focus on what we do best and to communicate with you in a more direct and timely manner, our Board elected to adopt Notice and Access as the Company’s delivery medium for the 2014 Annual and Special Meeting material. Adopting electronic delivery will help us save money, time, trees, and reduce greenhouse gases, and give us added resources to continue to grow our business.

We estimate cost savings of adopting Notice and Access to be $250,000.

Thank you.

Any questions or requests for assistance
may be directed to the Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Bureau 2950, B.P. 361
Toronto (Ontario) M5X 1E2

North American Toll Free Phone:
1 877 657 5856

E: contactus@kingsdaleshareholder.com
F: 416 867 2271

Toll Free F: 1 866 545 5580

Outside North America,
Banks and Brokers call collect:
416 867 2272

ELDORADO GOLD CORPORATION
1188 Bentall 5, 550 Burrard Street,
Vancouver, BC Canada V6C 2B5

T: 604 687 4018
F: 604 687 4026

www.eldoradogold.com
info@eldoradogold.com

TSX: ELD
NYSE: EGO